PE

12-31-04

ARLS

BANDAG, Incorporated

Proxy Statement and
2004 Annual Report to Shareholders


05049584


bandag
®

WE KEEP TRUCKS ROLLING


bandag

NO DETOURS.

PROCESSED
APR 0 6 2005
THOMSON
FINANCIAL

Proxy Statement and 2004 Annual Report to Shareholders

Contents

Management Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission, the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company required by Section 302 of the Sarbanes-Oxley Act.

The Company has submitted to the New York Stock Exchange the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Bandag, Incorporated
Selected Consolidated Financial Data

In thousands, except per share, shareholder, and employee data	2004	2003 restated[4]	2002 restated[4]	2001 restated[4]	2000 restated[4]
Consolidated Summary of Operations:					
Net Sales	**$854,193**	$816,397	$900,503	$949,332	$973,938
Cost of Products Sold	**536,116**	508,139	563,689	612,639	631,316
Engineering, Selling, Administrative and Other Expenses[1]	**249,828**	233,744	269,889	280,551	252,280
Interest Expense	**1,990**	2,403	6,857	7,376	8,732
Earnings Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change[2]	**84,902**	83,900	71,518	66,107	98,977
Earnings Before Cumulative Effect of Accounting Change	**66,880**	60,200	50,053	43,434	59,935
Earnings Before Cumulative Effect of Accounting Change % of Net Sales	**7.8%**	7.4%	5.6%	4.6%	6.2%
Earnings Before Cumulative Effect of Accounting Change % of Average Shareholders' Equity	**13.3%**	13.4%	11.0%	9.0%	12.9%
Earnings Before Cumulative Effect of Accounting Change % of Average Total Assets	**9.6%**	9.5%	7.4%	6.0%	8.2%
Depreciation and Amortization Expense	**$28,200**	$27,179	$32,333	$46,553	$50,863
Expenditures for Property, Plant, and Equipment	**45,150**	17,563	17,938	25,270	26,267
Research and Development Expense	**7,063**	7,238	8,109	10,225	9,442
Consolidated Financial Position (at December 31):					
Working Capital	**$327,697**	$350,983	$276,635	$287,339	$301,991
Ratio of Current Assets to Current Liabilities	**3.1**	3.4	2.9	2.5	3.3
Property, Plant, and Equipment – Net	**$170,018**	$107,975	$116,698	$141,385	$177,156
Total Assets[3]	**730,727**	657,287	616,128	731,959	724,943
Long-Term Debt and Other Obligations	**29,963**	35,259	45,373	50,359	111,510
Shareholders' Equity	**532,287**	473,835	421,351	488,101	473,660
Long-Term Liabilities % of Long-Term Liabilities Plus Shareholders' Equity	**5.3%**	6.9%	9.7%	9.4%	19.1%
Common Stock Data:					
Earnings Per Share Before Cumulative Effect of Accounting Change[2]					
Basic	**$3.47**	$3.14	$2.53	$2.11	$2.90
Diluted	**3.39**	3.11	2.52	2.10	2.88
Cash Dividends Per Share – Declared	**1.305**	1.285	1.265	1.23	1.19
Shareholders' Equity Per Share	**27.36**	24.59	22.00	23.65	23.04
Weighted-Average Shares Outstanding					
Basic	**19,293**	19,161	19,754	20,573	20,693
Diluted	**19,707**	19,369	19,888	20,686	20,778
Common Stock Price					
High	**$51.30**	$42.97	$42.01	$46.75	$42.63
Low	**38.32**	28.45	26.00	25.01	21.88
Year-End Closing Price	**49.81**	41.20	38.68	34.76	40.56
Class A Common Stock					
High	**$47.71**	$41.20	$36.98	$38.69	$35.75
Low	**35.38**	25.60	23.00	20.90	19.75
Year-End Closing Price	**46.33**	40.40	34.59	30.00	33.50
Other (at December 31):					
Number of Shareholders of Record	**2,798**	2,914	3,051	3,160	3,383
Number of Employees	**3,384**	3,002	3,715	4,014	4,330

(1) In 2001, includes the effect of non-recurring charges of $3,400 pre-tax, $2,040 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.

(2) Includes goodwill amortization of $8,350 and $8,246 in 2001 and 2000, respectively. Goodwill amortization was discontinued in 2002 due to the adoption of SFAS No. 142.

(3) The decrease in total assets in 2002 is primarily due to the $49,607 charge reported as a cumulative effect of accounting change, resulting from the adoption of SFAS No. 142. Refer to Note 9 of the consolidated financial statements for further details.

(4) For an explanation of the restatement refer to Note 1 of the consolidated financial statements under the caption "Restatement".

Dear Shareholder:

In many respects, 2004 was an eventful year that created opportunities for us to once again demonstrate the power of Bandag's strategic vision and our commitment to Bandag's traditional retread tire business as well as to our other ventures – Speedco, Inc. (Speedco) and Tire Distribution Systems, Inc. (TDS). For us, 2004 was about creating profitable opportunities for our fleet customers, for Bandag dealers and for Bandag.

Financial Summary

For the full year 2004, Bandag reported consolidated net earnings of $66.9 million, or $3.39 per diluted share, compared to 2003 consolidated net earnings of $60.2 million, or $3.11 per diluted share. Consolidated net earnings in 2004 includes $3.7 million, or $0.19 per diluted share, due to the sale of assets. Consolidated net earnings in 2004 were favorably impacted by $7.2 million, or $0.37 per diluted share, for the resolution and reassessment of certain tax matters. Consolidated net earnings in 2003 included favorable tax adjustments of $3.0 million, or $0.15 per diluted share, due to the resolution of certain tax matters. Consolidated net sales for 2004 increased five percent to $854.2 million from $816.4 million in 2003. Acquired in February, 2004, Speedco, Bandag's on-highway truck lubrication subsidiary, contributed $55.1 million to net sales for the year. TDS net sales declined $38.9 million, primarily due to divestitures and closures throughout 2004 and 2003. In addition, the effect of translating foreign currency denominated net sales into U.S. dollars had a positive effect of $20.2 million on net sales.

2004 in Perspective

Renewed strength in North American freight traffic during 2004 did not have a proportional impact on Bandag's sales. New trucking equipment purchased by fleets appeared to largely replace rather than expand existing capacity, contributing to a near-term decline in retread unit sales. In coming months, however, wear on those new tires and demand pressure in the replacement tire market are expected to create retread opportunities for Bandag dealers across the country.

While the termination of the Roadway agreement was disappointing from a revenue perspective, Bandag's newest outsourcing agreement with U.S. Xpress reaffirmed the strength and attractiveness of Bandag's tire management offerings to fleet customers. At the same time, Bandag continued to expand its fleet offerings beyond tires.

In February, we acquired an 87.5% interest in Speedco. Speedco's business model, quality reputation, and on-highway presence give Bandag ready access to the owner/operator segment of the commercial trucking market and create a solid platform for expanding on-highway maintenance services. During 2004, Speedco began providing high speed tire service from new tire lane expansions at selected Speedco locations and in November, Speedco opened its first full service fluid management and tire maintenance location in California. The high speed tire service is a unique process design that incorporates best practices, enabling Speedco to deliver routine tire services with the same speed, quality and consistency that earned customer trust and loyalty for Speedco's truck lubrication services.

Bandag Service Solutions, initially introduced in 2003, such as Trailer Readiness and Wheel and Rim Refinishing, generated increasing acceptance among fleet customers throughout the year. Bandag dealers experienced the benefits of these service offerings through increased service profits and added opportunities to strengthen their relationships with fleet customers.

For TDS, 2004 was a satisfying year. Profitability continued to improve as TDS effectively controlled costs and delivered an improving mix of profitable services to customers. TDS, like many Bandag dealers, recognizes not only the beneficial financial impact of increased, high quality service offerings, but also their positive differentiating impact on the marketplace.

In many areas outside the United States, Bandag continued to realign distribution to better match its value-building approach to the marketplace. In Europe and Mexico, the mid-year loss of certain high-volume dealers limited 2004 revenue generation. In Europe the Company challenged the dealers with the goal of recapturing the lost volume. In Mexico, three new startups were launched at the end of 2004. The Company expects the business generated by these new startups to offset some of the 2004 decline in revenue. In Brazil, shipments increased eight percent over the prior year. Worldwide, rising raw materials costs were partially offset by price increases in most major markets.

Creating profit opportunities in 2004 and beyond

In a mature, intensely competitive industry like commercial truck tires, creating new profit opportunities is always challenging. Bandag's approach to building value for fleets, dealers and shareholders is both short and long term, leveraging key strengths to create profitable revenue growth and sustainable differentiation in the marketplace. This means that we must anticipate fleet expectations and needs, and develop offerings that not only exceed those needs, but provide profit opportunities for our dealers. This includes information technology capabilities and ISO-certified systems and quality management that apply not only to products, but to processes as well.

Bandag delivers not only great products, but also increasingly well-differentiated profit opportunities for dealers. These profit opportunities come in all shapes and sizes, ranging from new tire management contracts to unique vehicle service capabilities to information technology that enable a dealer to meet stringent process quality standards and increasing fleet demands.

A Bandag dealer's ability to deliver on fleet expectations depends on more than willingness; it depends on tools, technology and process. For example, Bandag's ongoing investments in BASys – the Bandag Alliance System of software – enable dealers to integrate operations to enhance both quality and profitability. Bandag's Vehicle Services Center tests both equipment and processes to optimize service offerings and plan for their profitable delivery.

Another example is Bandag's QMS: ISO-9001 initiative in North America that has made Bandag and its dealers an industry leader in this area. Achieving the standardization and consistency necessary to insure process predictability is at the heart of ISO-9001 certification. In the three years since Bandag first initiated its dealer certification program, more than half of the Strategic Alliance network has signed on, more than a third have completed all training requirements and the number of dealers achieving certification is reaching a critical mass that stretches from coast to coast.

Increasingly, as the Bandag brand has added new dimensions – information services, ISO quality and consistency, tire management services, an expanding range of vehicle readiness and preventive maintenance services – it has delivered added value not only to fleets, but also to Bandag dealers. Perhaps the best evidence of Bandag's brand success is the strength of the Bandag network of independent dealers in the face of continuing consolidation and intense competitive pressures.

Special Thanks
I want to thank Bandag's dealers, fleet customers, employees, Board of Directors and our many business partners for their continued support throughout 2004.

As we move forward in 2005, there will be challenges including ever-present competitive pressures and uncertainties in the global economic outlook but, in the face of continued uncertainties, there is one sure thing, Bandag will take no detours in creating the best ways for our customers to improve efficiencies and realize enduring financial success. We will leverage our knowledge, experience, and technology to customize business solutions. That's our brand promise and our approach to building the value of the Bandag brand worldwide. We remain steadfastly committed to creating profit opportunities for dealers and fleet customers in 2005 and beyond, because it's the surest path to building shareholder value long term.

Sincerely,



Martin G. Carver
Chairman of the Board,
Chief Executive Officer and President

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Notice of Annual Meeting

and

Proxy Statement

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BANDAG, INCORPORATED
Bandag Headquarters
2905 North Highway 61
Muscatine, Iowa 52761-5886
March 31, 2005



NO DETOURS.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 3, 2005

To The Shareholders:

The Annual Meeting of the Shareholders of Bandag, Incorporated, an Iowa corporation, will be held at the Bandag, Incorporated Learning Center, 2000 Bandag Drive, Muscatine, Iowa, on May 3, 2005, commencing at ten o'clock a.m., Central Daylight Time, for the following purposes:

(1) To elect three directors for terms of three years.

(2) To ratify the selection of Ernst & Young LLP as independent auditors of the Corporation for the fiscal year ending December 31, 2005.

(3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 4, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

You are invited to attend the meeting. Whether or not you attend the meeting, you are urged to sign, date and return immediately the enclosed Proxy, which is solicited by the Board of Directors. You retain the right to revoke your proxy at any time prior to its exercise by giving notice in writing to the Secretary of the Corporation, by giving notice in open meeting at the annual meeting or by submitting a duly executed proxy bearing a later date.

By Order of the Board of Directors

WARREN W. HEIDBREDER, Secretary

BANDAG, INCORPORATED
Bandag Headquarters
2905 North Highway 61
Muscatine, Iowa 52761-5886
March 31, 2005


bandag
NO DETOURS.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Bandag, Incorporated (the "Corporation") to be voted at the Annual Meeting of the Shareholders of the Corporation to be held on Tuesday, May 3, 2005, or at any adjournment or postponement thereof, for the purposes set forth in the foregoing Notice of Annual Meeting of Shareholders. Any shareholder giving a proxy may revoke it at any time prior to its exercise by giving notice in writing to the Secretary of the Corporation, by giving notice in open meeting at the annual meeting or by submitting a duly executed proxy bearing a later date.

Shareholders of record at the close of business on March 4, 2005, will be entitled to vote at the meeting or any adjournment or postponement thereof. At the close of business on March 4, 2005, there were 9,134,893 outstanding $1.00 par value shares of Common Stock and 918,591 outstanding $1.00 par value shares of Class B Common Stock. Each share of Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes at the meeting.

The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, this Proxy Statement and the enclosed form of proxy are being mailed to shareholders on or about March 31, 2005.

SECURITY OWNERSHIP

Ownership by Directors, Nominees and Executive Officers. The following table sets forth information as to the Common, Class A Common and Class B Common shares of the Corporation beneficially owned by each director and director-nominee, each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group as of January 31, 2005:

Directors, Nominees and Executive Officers	Amount Beneficially Owned[1][2]	Percentage of Outstanding Stock of Respective Class[1]	Percentage of Aggregate Voting Power of Common Stock and Class B Common Stock**
Martin G. Carver[3][4]			
Common Stock	2,643,956[5]	29%[5]	42%[5]
Class A Common Stock	4,034,035[5]	43%[5]	
Class B Common Stock	502,097	55%	
Roy J. Carver, Jr.[6]			
Common Stock	2,615,685[7]	29%[7]	36%[7]
Class A Common Stock	3,518,337[7]	37%[7]	
Class B Common Stock	400,732	44%	
Robert T. Blanchard			
Common Stock	200	*	*
Class A Common Stock	10,277	*	
Class B Common Stock	0	0	
Gary E. Dewel			
Common Stock	0	0	0
Class A Common Stock	11,477	*	
Class B Common Stock	0	0	

Directors, Nominees and Executive Officers	Amount Beneficially Owned[1][2]	Percentage of Outstanding Stock of Respective Class[1]	Percentage of Aggregate Voting Power of Common Stock and Class B Common Stock**
James R. Everline			
Common Stock	100	*	*
Class A Common Stock	11,527	*	
Class B Common Stock	100	*	
Phillip J. Hanrahan			
Common Stock	0	0	0
Class A Common Stock	10,777	*	
Class B Common Stock	0	0	
Amy P. Hutton			
Common Stock	0	0	0
Class A Common Stock	1,552	*	
Class B Common Stock	0	0	
Edgar D. Jannotta			
Common Stock	7,000	*	*
Class A Common Stock	17,277	*	
Class B Common Stock	0	0	
R. Stephen Newman			
Common Stock	2,600[8]	*	*
Class A Common Stock	21,877[9]	*	
Class B Common Stock	0	0	
Frederico U. Kopittke			
Common Stock	2,045	*	*
Class A Common Stock	47,003	*	
Class B Common Stock	0	0	
Warren W. Heidbreder			
Common Stock	5,350[10]	*	*
Class A Common Stock	91,829[11]	1%	
Class B Common Stock	0	0	
John C. McErlane			
Common Stock	1,282[12]	*	*
Class A Common Stock	77,721[13]	*	
Class B Common Stock	0	0	
Charles W. Vesey			
Common Stock	5,940[14]	*	*
Class A Common Stock	29,737[15]	*	
Class B Common Stock	0	0	
All Directors, Nominees and Executive Officers as a Group (20 Persons)			
Common Stock	2,673,073[16]	29%	64%
Class A Common Stock	4,690,835[16]	50%	
Class B Common Stock	902,929	98%	

* Shares owned constitute less than 1% of shares outstanding and less than 1% of votes entitled to be cast.

** Shares of Class A Common Stock are non-voting.

[1] Beneficial owners exercise both sole voting and sole investment power unless otherwise stated. The Class B Common Stock is convertible on a share-for-share basis into Common Stock at the option of the shareholder. As a result, pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, a shareholder is deemed to have beneficial ownership of the shares of Common Stock which such shareholder may acquire upon conversion of the Class B Common Stock. In order to avoid overstatement,

the amount of Common Stock beneficially owned does not take into account the shares of Common Stock which may be acquired upon conversion of Class B Common Stock (an amount which is equal to the number of shares of Class B Common Stock held by a shareholder). The percentage of outstanding Common Stock does not take into account shares of Common Stock which may be issued upon conversion of the Class B Common Stock.

[2] Includes the specified number of shares of Class A Common Stock which the following individuals may acquire pursuant to the exercise of stock options within 60 days after January 31, 2005: Martin G. Carver - 177,920; Roy J. Carver, Jr. - 9,945; Robert T. Blanchard - 9,945; Gary E. Dewel - 9,945; James R. Everline - 9,945; Phillip J. Hanrahan - 9,945; Amy P. Hutton – 1,220; Edgar D. Jannotta - 9,945; R. Stephen Newman - 9,945; Warren W. Heidbreder –67,090; Frederico U. Kopittke, - 37,890; John C. McErlane - 65,090; and Charles W. Vesey - 24,250.

[3] Does not include 52,554 shares of Common Stock, 12,376 shares of Class A Common Stock and 525 shares of Class B Common Stock held by members of his family, beneficial ownership of which is disclaimed.

[4] Includes 6,991 shares of Common Stock and 8,944 shares of Class A Common Stock indirectly owned by Carver Management LLC and 1,734,468 shares of Common Stock and 2,218,781 shares of Class A Common Stock held by Carver Partners LP, beneficial ownership of which is disclaimed.

[5] Martin G. Carver has sole voting and investment power over 27,963 shares of Common Stock, or 0.3% of the outstanding shares of Common Stock, and shares voting and investment power with Roy J. Carver, Jr. over 2,615,685 shares of Common Stock, or 29% of the outstanding shares of Common Stock. He has sole investment power over 509,708 shares of Class A Common Stock, or 6% of the outstanding shares of Class A Common Stock, and shares investment power with Roy J. Carver, Jr. over 3,346,060 shares of Class A Common Stock, or 35% of the outstanding shares of Class A Common Stock. He has sole voting power of 28% of the combined voting power of Common Stock and Class B Common Stock and shares with Roy J. Carver, Jr. 14% of such combined voting power.

[6] Includes 6,991 shares of Common Stock and 8,944 shares of Class A Common Stock indirectly owned by Carver Management LLC and 1,734,468 shares of Common Stock and 2,218,781 shares of Class A Common Stock held by Carver Partners LP, beneficial ownership of which is disclaimed.

[7] Roy J. Carver, Jr. shares with Martin G. Carver the voting and investment power over all of the 2,615,685 shares of Common Stock shown as beneficially owned by him, which represent 29% of the outstanding shares of Common Stock. He has sole investment power over 162,332 shares of Class A Common Stock, or 1.7% of the outstanding shares of Class A Common Stock, and shares investment power with Martin G. Carver over 3,346,060 shares of Class A Common Stock, or 35% of the outstanding shares of such class. He has sole voting power of 22% of the combined voting power of Common Stock and Class B Common Stock and shares with Martin G. Carver 14% of such combined voting power.

[8] Mr. Newman shares voting and investment power over 1,000 shares with his wife.

[9] Mr. Newman shares investment power over 3,950 shares with his wife.

[10] Mr. Heidbreder shares voting and investment power over 136 shares with his wife.

[11] Mr. Heidbreder shares investment power over 5,390 shares with his wife.

[12] Mr. McErlane shares voting and investment power over 401 shares with his wife.

[13] Mr. McErlane shares investment power over 540 shares with his wife.

[14] Mr. Vesey shares voting and investment power over 1,800 shares with his wife.

[15] Mr. Vesey shares investment power over 1,400 shares with his wife.

[16] In order to avoid overstatement, the number of shares of Common Stock and Class A Common Stock which is the subject of shared voting or investment power is only counted once.

Shareholders Owning More Than Five Percent. The following table provides information concerning persons known by the Corporation to beneficially own more than five percent of any class of the Corporation's voting securities as of January 31, 2005, other than the ownership of Martin G. Carver and Roy J. Carver, Jr., which is contained in the previous table:

Name and Address	Amount of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock	Percentage of Aggregate Voting Power
Barclays Global Investors, N.A.(1) 45 Fremont Street 5th Floor San Francisco, CA 94105	561,892(1)	6.2%	3.0%

(1) Information shown is based on a jointly filed Schedule 13G filed with the Securities and Exchange Commission by Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Life Assurance Company Limited, Barclays Bank PLC, Barclays Capital Securities Limited, Barclays Capital Inc., Barclays Private Bank & Trust (Isle of Man) Limited, Barclays Private Bank and Trust (Jersey) Limited, Barclays Bank Trust Company Limited, Barclay's Bank (Suisse) SA, Barclays Private Bank Limited, Bronco (Barclays Cayman) Limited, Palomino Limited and HYMF Limited. The Schedule 13G indicates that such parties have sole voting power over 500,828 of such shares and sole dispositive power over 561,892 of such shares and share voting and dispositive power over none of such shares.

Proposal No. 1 – ELECTION OF DIRECTORS

The Articles of Incorporation require the election of directors to staggered terms of three years. Three nominees this year are to be elected for three-year terms.

Proxies will be voted for the election of each of the nominees listed below, unless the shareholder giving the proxy abstains from voting for any nominee. If, as a result of unforeseen circumstances, any such nominee is unable to serve as director, proxies will be voted for the election of such person or persons as the Board of Directors may select. Information about the nominees is set forth below:

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

MARTIN G. CARVER, age 56, was elected Chairman of the Board effective June 23, 1981, Chief Executive Officer effective May 18, 1982, and President effective May 25, 1983. Mr. Carver was also Vice Chairman of the Board from January 5, 1981 to June 23, 1981. He is a member of the Executive Committee. Mr. Carver has been a director since 1978.

AMY P. HUTTON, age 42. On July 1, 2003, Ms. Hutton was appointed Associate Professor of Business Administration at Tuck School of Business at Dartmouth College, Hanover, New Hampshire. Previously, Ms. Hutton was Associate Professor of Business Administration (July 1, 1997 to June 30, 2003) and an Assistant Professor of Business Administration (July 1991 to June 30, 1997) at Harvard Business School. Ms. Hutton was Visiting Scholar, Graduate School of Business, Stanford University (January to June 2003) and Visiting Associate Professor of Business Administration, Tuck School of Business at Dartmouth (July to December 2002). Ms. Hutton is a member of the Audit Committee and the Nominating and Corporate Governance Committee. Ms. Hutton has been a director since June 2003.

EDGAR D. JANNOTTA, age 73. In March 2001, Mr. Jannotta became Chairman of William Blair & Company, L.L.C. and also Chairman of the firm's Executive Committee. Previously, Mr. Jannotta served as Senior Director of William Blair & Company, L.L.C. (January 1996 to March 2001); Senior Director of William Blair & Company, a partnership (January 1995 to January 1996) and also served as Managing Partner for more than five years. He holds directorships in Aon Corporation, Exelon Corporation and Molex Incorporated. William Blair & Company, L.L.C. provided investment banking services to the Corporation in 2004, and the Corporation anticipates that services may be provided to the Corporation in the current fiscal year. Mr. Jannotta has been a director since 1973.

DIRECTORS CONTINUING IN OFFICE

ROBERT T. BLANCHARD, age 60, retired. Until his retirement from The Procter & Gamble Company in November 1999, Mr. Blanchard held numerous positions, including President-Global Skin Care and Cosmetics (January 1, 1999 to November 1, 1999), President, North American Beauty Care Sector (1992 to 1998), Vice President/General Manager – Northern European Division, Vice President/General Manager – Beverages Division, and Group Vice President, Global Strategic Planning – Health and Beauty Care. Mr. Blanchard holds directorships in Best Buy Co., Inc., a retailer of consumer electronics, computers and software and Signet Group, plc., retail jewelry. He is a member of the Audit Committee and Management Continuity and Compensation Committee. Mr. Blanchard has been a director since May 1996. Mr. Blanchard's term expires in 2006.

GARY E. DEWEL, age 62, retired. Mr. Dewel was Executive Vice President, Supply Chain, for Clarion Technologies, Inc., Schaumburg, Illinois, an injection molding business supplier to the automotive industry, until his retirement in April 2000. Previously, he was Vice President, Supply Chain, for Solutia Inc., a spinoff of the chemical businesses of Monsanto Company (1997-April 1999); Vice President, Supply Chain, of Monsanto Company (1994-August 1997) and held several Vice President positions with Navistar International Corporation (1979-1993). Mr. Dewel was re-elected Vice Chairman of the Board in May 2004. He is a member of the Executive Committee, Management Continuity and Compensation Committee and Nominating and Corporate Governance Committee. Mr. Dewel has been a director since August 1997. Mr. Dewel's term expires in 2006.

R. STEPHEN NEWMAN, age 61. Since November 2001, Mr. Newman has served as Chief Executive Officer and President of Observer North America, an operating unit of Observer AB, listed on the Stockholm Stock Exchange. Prior to November 2001, Mr. Newman was President and Chief Executive Officer of Primedia Information, Inc., an operating unit of Primedia Inc. Mr. Newman continues as Chief Executive Officer of Bacon's Information, Inc., where he served as Chief Executive Officer and President from 1994 to November 2001, and President and Chief Operating Officer from 1990 to 1994. Mr. Newman is a member of the Audit Committee and the Management Continuity and Compensation Committee. Mr. Newman has been a director since 1983. Mr. Newman's term expires in 2006.

ROY J. CARVER, JR., age 61. Since June 1982, Mr. Carver has been Chairman of the Board of Directors of Carver Pump Company, Muscatine, Iowa, a builder of centrifugal pumps. Mr. Carver is President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine and Davenport, Iowa, and President of Carver Hardware, Inc., which operates a chain of retail hardware stores. Mr. Carver holds a directorship in Iowa First Bancshares Corp. Mr. Carver has been a director since 1982. Mr. Carver's term expires in 2007.

JAMES R. EVERLINE, age 63, is President of Everline & Co., a mergers and acquisitions/management consulting company. Previously, Mr. Everline was President, Investment Banking Division, of Henry & Company (1990-1991). Henry & Company is engaged in the venture capital and investment banking business. Prior to Mr. Everline's employment by Henry & Company, he was a Partner of Founders Court Investors Inc. (1988-1989) and served as Vice President, Capital Markets Group, Bank of America (1981-1988). He is a member of the Audit Committee, Executive Committee, and the Nominating and Corporate Governance Committee. Mr. Everline has been a director since 1982. Mr. Everline's term expires in 2007.

PHILLIP J. HANRAHAN, age 65, has been for more than five years a partner in the Milwaukee law firm of Foley & Lardner LLP. In 2004, the Corporation paid fees for legal services to Foley & Lardner LLP, and the Corporation anticipates that similar services may be provided by Foley & Lardner LLP in the current fiscal year. Mr. Hanrahan's cash fees as a director are paid to Foley & Lardner LLP, which credits the sums to the Corporation's legal services account. Mr. Hanrahan is a member of the Executive Committee. Mr. Hanrahan has been a director since August 1997. Mr. Hanrahan's term expires in 2007.

Directors are elected by a plurality of votes cast in the election of directors (assuming a quorum is present). Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Independence

The Corporation's Board of Directors has affirmatively determined that all of the Corporation's directors (other than Martin G. Carver, Roy J. Carver, Jr., Phillip J. Hanrahan and Edgar D. Jannotta), as well as each of the members of the Board's Audit, Management Continuity and Compensation, and Nominating and Corporate Governance Committees, are "independent" as defined in the New York Stock Exchange's corporate governance listing standards and meet the categorical standards of independence adopted by the Board. In addition, the Board determined that Messrs. Blanchard (Chairman), Everline and Newman and Ms. Hutton meet the additional independence standards for Audit Committee members. The categorical standards of independence are as follows:

A director who at all times during the previous three years has met all of the following categorical standards (the "Categorical Standards") shall be presumed to be independent:

1. The Corporation has not employed the director, and has not employed (except in a non-executive officer capacity) any of his or her immediate family members. Employment as an interim Chairman or Chief Executive Officer or other executive officer shall not disqualify a director from being considered independent following that employment.

2. Neither the director, nor any of his or her immediate family members, has received more than $100,000 during any twelve-month period in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). Compensation received by a director for former service as an interim Chairman or Chief Executive Officer or other executive officer need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Corporation need not be considered in determining independence under this test.

3. Neither the director, nor one of his or her immediate family members, is a current partner of a firm that is the Corporation's internal or external auditor; the director is not a current employee of such a firm; the director does not have an immediate family member that is a current employee of such a firm participating in the firm's audit, assurance or tax compliance (but excluding tax planning) practice; nor was the director or one of his or her immediate family members, within the last three years, a partner or employee of such a firm that personally worked on the Corporation's audit within that time.

4. Neither the director, nor any of his or her immediate family members, has been part of an "interlocking directorate" in which any of the Corporation's present executives serve on the compensation (or equivalent) committee of another company that employs the director or any of his or her immediate family members in an executive officer capacity.

5. Neither the director, nor any of his or her immediate family members (except in a non-executive officer capacity), has been employed by a company that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

6. Neither the director, nor any of his or her immediate family members, has had a personal services contract with the Corporation, its Chairman and Chief Executive Officer or other executive officer, or any affiliate of the Corporation.

7. Neither the director, nor any of his or her immediate family members, has been an employee, officer or director of a foundation, university or other non-profit organization to which the Corporation gives directly, or indirectly through the provision of services, more than $100,000 per annum or 10% of the total annual donations received (whichever is less).

8. Neither the director, nor any of his or her immediate family members, has been employed by (or affiliated with) a significant lender of the Corporation. For the purposes of this categorical standard, a lender shall be considered significant if the credit extended is more than 10% of the consolidated assets of the Corporation.

9. The director is not an executive officer of an entity which is indebted to the Corporation, or to which the Corporation is indebted, and the total amount of either's indebtedness to the other is less than 10% of its own total consolidated assets, measured as of the last fiscal year-end.

10. Neither the director, nor any of his or her immediate family members, is or is affiliated with a firm that is an attorney, investment bank, consultant or similar advisor to the Corporation.

Meetings

The Board of Directors met six times in 2004. Each director attended at least 75% of the aggregate number of (i) meetings of the Board of Directors held during the period for which he or she was a director during 2004 and (ii) meetings of the committees on which the director served during the period that the director so served in 2004. Directors are encouraged to attend the Corporation's Annual Meeting of Shareholders. All of the directors serving as a director at the time attended the Corporation's 2004 Annual Meeting.

The Corporation requires its non-management directors to meet in executive session at the end of each regularly scheduled Board of Directors meeting, not including routine telephonic meetings, and at such other times as any of the non-management directors determine necessary or appropriate. The chairmen of the Audit Committee, the Management Continuity and Compensation Committee and the Nominating and Corporate Governance Committee alternate as the presiding director of the executive sessions of the non-management directors. In addition, the directors who have been determined to be independent by the Board of Directors are required to meet at least once a year in executive session.

Committees

The Board of Directors has standing Audit, Management Continuity and Compensation and Nominating and Corporate Governance Committees.

The Audit Committee met eight times in 2004. The Audit Committee presently consists of Messrs. Blanchard (Chairman), Everline and Newman and Ms. Hutton, each of whom is independent (as independence is defined in the listing standards of the New York Stock Exchange). The Board of Directors has determined that Ms. Hutton qualifies as an "audit committee financial expert," as defined by the Securities and Exchange Commission, based on her knowledge of financial and accounting matters and years of experience as an Associate Professor of Business Administration (see the description of her business background under "Nominees for Election to Board of Directors"). Pursuant to its written charter, the major functions of the Audit Committee are to assist the Board of Directors in its oversight of: (i) the integrity of the Corporation's financial statements; (ii) the independent auditors' qualifications and independence; (iii) the Corporation's compliance with legal and regulatory requirements; (iv) the performance of the Corporation's internal audit function and of the independent auditors; and (v) carrying out other functions which may, from time to time, be assigned to the Audit Committee by the Board of Directors. See "Audit Committee Report" herein.

The Management Continuity and Compensation Committee met four times in 2004. Its primary functions are to review, evaluate and determine executive officer compensation, to recommend to the Board of Directors the election of corporate officers, to administer the Stock Award Plan, the Restricted Stock Grant Plan and the 2004 Stock Grant and Awards Plan, including the awarding of options, restricted stock grants and other permissible equity awards under the 2004 Stock Grant and Awards Plan, all pursuant to the terms and conditions of such plans. The Management Continuity and Compensation Committee presently consists of Messrs. Blanchard, Dewel, and Newman (Chairman).

The Nominating and Corporate Governance Committee met five times in 2004. Its primary duties relate to the evaluation and recommendation to the Board of Directors of prospective candidates for election as directors of the Corporation, the recommendation to the Board of Directors of members to serve on committees of the Board, the determination of remuneration for non-management directors, and the development and recommendation to the Board of Directors of corporate governance guidelines, assisting the Board in its evaluation processes and otherwise taking a leadership role in the corporate governance of the Corporation. The Nominating and Corporate Governance Committee presently consists of Messrs. Everline (Chairman) and Dewel and Ms. Hutton, each of whom is independent (as independence is defined in the listing standards of the New York Stock Exchange).

The Committee uses a variety of means to identify Board members, including the Committee's contacts and recommendations from other sources. In addition, it may also retain a professional search firm to identify candidates. Pursuant to its charter, the Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has the sole authority to approve the search firm's fees and other retention items.

The Nominating and Corporate Governance Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating and Corporate Governance Committee should be sent in writing, together with appropriate biographical information concerning each proposed nominee, to the Nominating and Corporate Governance Committee in care of the Assistant to the Board of Directors at the Corporate Headquarters in Muscatine, Iowa.

At a minimum, each director nominee must have displayed the highest personal and professional ethics, integrity, values and sound business judgment. In addition, the Nominating and Corporate Governance Committee has adopted the following criteria for the selection of directors as part of its charter:

1. Exhibit high standards of integrity, commitment and independent thought and judgment. Also be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director.

2. Have substantial management experience and/or financial expertise or prior Board of Directors experience with a public company or other relevant experience with a range of skills that will allow a Board member to provide sound guidance with respect to the Corporation's operations and interests.

3. Have the ability to dedicate sufficient time, energy and attention to ensure the diligent pursuit of his or her duties, including attending Board of Directors and committee meetings and reviewing all material in advance.

4. Have the ability to discuss major issues and come to a reasonable conclusion. The capability to understand, effectively discuss and make appropriate judgments with respect to issues of importance to the Corporation. While being collegial, the candidate should have the ability to be direct and not afraid to disagree on important issues.

5. As applicable or desirable, meet the requirements for independence set forth in the New York Stock Exchange's corporate governance listing standards, for at least a majority of the directors then serving on the Board of Directors.

6. Either have direct business exposure to the major businesses of the Corporation and its subsidiaries and/or be ready to participate in direct learning experiences about the major businesses of the Corporation and its subsidiaries.

7. For Audit Committee members, meet the independence and qualification requirements for audit committee members under the New York Stock Exchange's corporate governance listing standards and the rules and regulations of the Securities and Exchange Commission.

The Nominating and Corporate Governance Committee has established the following procedure to allow parties to communicate directly with the non-management directors as a group. Written communications should be addressed to:

Non-Management Directors
c/o Assistant to the Board of Directors
Bandag, Incorporated
2905 North Highway 61
Muscatine, Iowa 52761-5886

Availability of Certain Corporate Governance Documents

The Board of Directors has adopted corporate governance guidelines and a written charter for each of the Audit Committee, Management Continuity and Compensation Committee and Nominating and Corporate Governance Committee. The corporate governance guidelines and the charters are available on the Corporation's Internet Web site at www.bandag.com under "Investor Relations – Corporate Governance." All of these documents are also available in print upon written request directed to Warren W. Heidbreder, Secretary, Bandag, Incorporated, 2905 North Highway 61, Muscatine, IA 52761.

Communications with Board of Directors

Shareholders may communicate with the Board of Directors by writing to the Board of Directors (or, at the shareholder's option, to a specific director or group of directors) in care of Assistant to the Board of Directors at the Corporation's Headquarters in Muscatine, Iowa. The Assistant to the Board of Directors will ensure that this communication (assuming it is properly marked to Board of Directors or a specific director or a group of directors) is delivered to the Board of Directors or the specified director or group of directors, as the case may be.

REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Information

The following table sets forth certain information concerning compensation paid for the last three fiscal years to the Corporation's Chief Executive Officer and each of its four other most highly compensated executive officers as of December 31, 2004, whose total cash compensation exceeded $100,000 for fiscal 2004. The persons named in the table are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

			Long Term Compensation		
Name and Principal Position	Year	Salary	Restricted Stock Award(s)[1][2]	Options (Number of Shares)	All Other Compensation[3]
Martin G. Carver Chairman of the Board, Chief Executive Officer and President	2004 2003 2002	$582,835 482,769 452,906	$ 356,229 443,750 308,000	22,300 58,400 41,100	$36,759 39,432 33,697
Warren W. Heidbreder Vice President, Chief Financial Officer and Secretary	2004 2003 2002	$374,504 331,889 317,555	$142,500 170,400 116,150-	8,900 22,400 15,500	$27,623 34,113 29,925
John C. McErlane Vice President; President of Tire Distribution Systems, Inc.	2004 2003 2002	$ 336,400 336,400 322,300	$117,424 179,760 30,800	6,200 22,400 16,400	$13,456 13,456 12,892
Frederico U. Kopittke Vice President, International	2004 2003 2002	$312,000 260,300 260,300	$126,505 46,688 58,004	5,200 13,600 9,800	$10,873 7,839 7,404
Charles W. Vesey Vice President and Corporate Controller	2004 2003 2002	$261,300 261,300 261,271	$26,457 -0- -0-	1,600 7,000 5,800	$24,772 26,925 29,758

[1] At December 31, 2004, the number of shares held and the aggregate market value of restricted stock held by the named executive officers are as follows: Martin G. Carver, 1,290 shares Common Stock, value $64,255, and 25,383 shares Class A Common Stock, value $1,175,994; Warren W. Heidbreder, 430 shares Common Stock, value $21,418, and 9,653 shares Class A Common Stock, value $447,223; John C. McErlane, 395 shares Common Stock, value $19,675, and 6,387 shares Class A Common Stock, value $295,910; Frederico U. Kopittke, 1,555 shares Common Stock, value $77,455, and 8,343 shares Class A Common Stock, value $386,531; and Charles W. Vesey, 335 shares Common Stock, value $16,686, and 543 shares Class A Common Stock, value $25,157.

[2] Dividends are paid on the shares of restricted stock prior to vesting. The value of the dividends paid on restricted stock in 2004 are as follows: Martin G. Carver, $3,679 relating to Common Stock and $36,017 relating to Class A Common Stock; Warren W. Heidbreder, $1,092 relating to Common Stock and $13,375 relating to Class A Common Stock; John C. McErlane, $670 relating to Common Stock and $8,800 relating to Class A Common Stock; Frederico U. Kopittke, $2,022 relating to Common Stock and $9,767 relating to Class A Common Stock; and Charles W. Vesey, $605 relating to Common Stock and $807 relating to Class A Common Stock.

[3] Of the amounts shown in this column for 2004, the Corporation's contribution under its Salaried Profit Sharing, Retirement and Savings Plan for the named executive officers is as follows: Martin G. Carver, $36,400; Warren W. Heidbreder, $27,264; John C. McErlane, $13,456; Frederico U. Kopittke, $10,514 and Charles W. Vesey, $19,388 (of which, because of limitations under the Internal Revenue Code of 1986, as

amended, $14,924 was paid into such Plan for Martin G. Carver, Warren W. Heidbreder, and Charles W. Vesey; $10,514 for Frederico U. Kopittke; and $8,200 for John C. McErlane and the balance to be paid by the Corporation outside such Plan); and $359 is the Corporation's contribution to its Bandag Security Program, a combination defined benefit and defined contribution plan, for Martin G. Carver, Warren W. Heidbreder, Frederico U. Kopittke and Charles W. Vesey. The remainder of the amount shown for Mr. Vesey in 2004 is $5,025 representing cash paid in lieu of vacation to Mr. Vesey.

Stock Options

The following table contains information concerning the grant of stock options to the named executive officers under the Corporation's Stock Award Plan for the year ended December 31, 2004, all of which are reflected above in the Corporation's Summary Compensation Table:

Option Grants in Last Fiscal Year

Name	Shares Underlying Options Granted (1)	Percentage of Total Options Granted to all Employees in Fiscal Year	Exercise Price per Share (2)	Expiration Date (3)	Grant Date Present Value (4)
Martin G. Carver	22,300	16.3%	$44.41	2/24/14	$268,492
Warren W. Heidbreder	8,900	6.5%	44.41	2/24/14	$107,156
John C. McErlane	6,200	4.5%	44.41	2/24/14	$74,648
Frederico U. Kopittke	5,200	3.8%	44.41	2/24/14	$62,608
Charles W. Vesey	1,600	1.2%	44.41	2/24/14	$19,264

(1) These options are options to purchase Class A Common Stock and are nonqualified stock options under the Internal Revenue Code.

(2) An option holder can pay the exercise price of options in cash, by delivering previously issued shares of the Corporation's Common Stock and/or Class A Common Stock, or a combination of both.

(3) Options granted to all participants are exercisable at the rate of 25% per year, beginning February 24, 2005.

(4) The option values presented are based on the Black-Scholes option pricing model adapted for use in valuing stock options. The actual value, if any, that an optionee may realize upon exercise will depend on the excess of the market price of the Class A Common Stock over the option exercise price on the date the option is exercised. There is no assurance that the actual value realized by an optionee upon the exercise of an option will be at or near the value estimated under the Black-Scholes model. The estimated values under the Black-Scholes model are based on arbitrary assumptions as to variables such as interest rates, the stock price volatility and future dividend yield, including the following: (a) an assumed United States Treasury security rate of 3.81%; (b) stock price volatility of 33.6% (based on the three-year weekly stock price history ending December 31, 2003); and (c) a dividend yield of 3.69% (based on the weighted average dividend yield of the Class A Common Stock for the one-year period ended December 31, 2003).

The following table sets forth information regarding the exercise of stock options and the fiscal year-end value of unexercised options held by the named executive officers:

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Martin G. Carver	---	---	127,810	116,390	$2,494,237	$1,834,195
Warren W. Heidbreder	---	---	48,010	35,790	935,768	680,661
John C. McErlane	---	---	46,460	42,440	916,991	699,107
Frederico U. Kopittke	---	---	25,720	27,980	545,964	445,775
Charles W. Vesey	---	---	17,170	14,630	375,806	255,798

[1] The dollar values are calculated by determining the difference between the fair market value of the underlying Class A Common Stock at December 31, 2004 and the exercise price of the options.

The following table provides information as of December 31, 2004 about shares of Class A Common Stock that are authorized for issuance (no Common Stock is so authorized) under all of the Corporation's existing equity compensation plans, consisting solely of the Corporation's Stock Award Plan and 2004 Stock Grant and Awards Plan, which was approved by Shareholders at the Annual Meeting of Shareholders held on May 11, 2004. The Stock Award Plan was terminated at the May 11, 2004 meeting, with the exception of restricted stock awards made under the Stock Award Plan in February 2005 based on financial results achieved in 2004.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans [excluding Securities reflected in Column (a)] (c)
Equity compensation plans approved by shareowners	1,428,051(1)	$28.61	1,993,800(2)
Equity compensation plans not approved by shareowners	---	---	---
Total	1,428,051(1)	$28.61	1,993,800(2)

(1) Represents 1,421,851 outstanding options under the Stock Award Plan and 6,200 stock appreciation rights under the Stock Grant and Awards Plan.

(2) Consists of 1,993,800 shares of Class A Common Stock available for future issuance under the Stock Grant and Awards Plan, of which no more than 748,314 shares may be in the form of restricted stock awards.

Pension Plan Benefits

The following table sets forth annual normal retirement age pension benefits under the Bandag Salaried Pension Plan at the specified remuneration and years-of-service classifications. The table assumes retirement in 2005. To the extent benefits are not paid under the Salaried Pension Plan due to limitations under the Internal Revenue Code of 1986, as amended, they are paid by the Corporation.

PENSION PLAN TABLE
Annual Pension Per Years of Service

Highest 5-Year Average Annual Compensation	5-Years	10-Years	15-Years	20-Years	25-Years	30-Years	35-Years
$50,000	$2,563	$5,125	$7,688	$10,200	$12,700	$15,200	$17,700
$100,000	$6,625	$13,250	$19,875	$25,200	$30,200	$35,200	$40,200
$150,000	$10,688	$21,375	$32,063	$40,200	$47,700	$55,200	$62,700
$200,000	$14,750	$29,500	$44,250	$55,200	$65,200	$75,200	$85,200
$250,000	$18,813	$37,625	$56,438	$70,200	$82,700	$95,200	$107,700
$300,000	$22,875	$45,750	$68,625	$85,200	$100,200	$115,200	$130,200
$350,000	$26,938	$53,875	$80,813	$100,200	$117,700	$135,200	$152,700
$400,000	$31,000	$62,000	$93,000	$115,200	$135,200	$155,200	$175,200
$450,000	$35,063	$70,125	$105,188	$130,200	$152,700	$175,200	$197,700
$500,000	$39,125	$78,250	$117,375	$145,200	$170,200	$195,200	$220,200

Pension amounts are based upon an employee's base salary and credited years of service. The base salaries for each of the last three fiscal years to the named executive officers are set forth in the Summary Compensation Table under "Salary." As of January 31, 2005, Messrs. Carver, Heidbreder, McErlane, Kopittke and Vesey had completed approximately 25, 22, 19, 10, and 33 years of credited service under the Corporation's pension plan, respectively. Benefits shown in the table are computed as a straight line single life annuity assuming retirement at age 65 and are not subject to offset for Social Security Benefits.

In addition, certain of the named executive officers also have a "Bandag Security Program" benefit under the Bandag Salaried Pension Plan. The annual defined benefit payable at age 62 for each of the following named executive officers is fixed and is as follows: Martin G. Carver, $700; Warren W. Heidbreder, $542; John C. McErlane, $404; and Charles W. Vesey, $1,121.

Executive Officer Agreements

Messrs. Carver, Heidbreder and McErlane, named in the Summary Compensation Table, are parties to Severance Agreements with the Corporation. The Severance Agreements provide for severance benefits equal to the greater of $1,000,000, $650,000, and $610,000 respectively, or an amount equal to twenty-four (24) months base salary, in the event of the executive's involuntary termination of employment or voluntary termination for good cause, except for death, disability or retirement. For purposes of the Severance Agreements, "good cause" means (i) a 15% or greater reduction in the executive's base pay, (ii) a materially adverse change, without the executive's prior written consent, in the nature or scope of the executive's title or responsibilities, or (iii) the relocation of the executive's principal place of employment by more than fifty (50) miles. The Severance Agreements restrict the named executive officers from competing with the Corporation for twenty-four months following termination of employment and also contain extensive restrictions on disclosure of the Corporation's confidential information.

Report of Management Continuity and Compensation Committee on Executive Compensation

The Management Continuity and Compensation Committee of the Board of Directors (the "Compensation Committee") makes all decisions regarding compensation of the Corporation's executive officers, including the awarding of stock options, restricted stock and other permissible equity awards. The Compensation Committee is comprised of three non-employee independent directors. The Compensation Committee has submitted the report below addressing the Corporation's compensation policies applicable to the Corporation's executive officers, including the named executive officers in the Summary Compensation Table.

The Corporation's executive compensation strategy is designed to:

- Increase the alignment of executive compensation and rewards with the interests of the Corporation's shareholders;
- Provide focus and clarity about corporate strategies and Bandag's execution of those strategies;
- Provide compensation opportunities that retain and attract individuals who achieve results and significantly contribute to Bandag's success and culture;
- Align actual compensation earned to Bandag's short-term and long-term performance;
- Recognize and reward individuals for the role they have in making Bandag successful and allow them to share in that success.

Bandag's Executive Compensation Plan

Under the Corporation's executive compensation plan, the total compensation opportunity for each executive officer, including the Chief Executive Officer, is based on a target level of total direct compensation for each individual position. The total direct compensation target for each position approximates the 60th percentile of competitive compensation (cash and stock) from executive compensation surveys, which encompasses manufacturing companies with revenues between $500 million and $1 billion.

The actual level of total compensation an executive will achieve depends upon a variety of factors, including the responsibilities of the position, experience of the executive, current level of total compensation relative to the target level, the financial performance of the Corporation, national trends, and the Corporation's competitive need to retain and recruit the very best and most capable individuals. In reviewing the Corporation's financial performance, the Compensation Committee considers the Corporation's revenues, net income and net income per share in light of the competitive and economic conditions during the fiscal year.

The Corporation's executive compensation plan consists of the following components:

Base Salary

Base salaries were established based on the pay-at-risk level appropriate for each executive's job, including the Chief Executive Officer. For the Chief Executive Officer, base salary represented 42% of the targeted total direct compensation opportunity. For the other named executive officers, base salaries averaged 62% of their targeted total direct compensation opportunity.

During 2004, to better align salaries with the marketplace, the Chief Executive Officer received an 11% increase based on midpoint (representing an increase of approximately 21% as a percentage of base salary); the Vice President, Chief Financial Officer also received an 11% increase based on midpoint (representing an increase of approximately 13% as a percentage of base salary); and the Vice President, International received a 17% increase based on midpoint (representing an increase of approximately 20% as a percentage of base salary). Substantially all of the other executive officers received a 3.5% increase based on the midpoint established for their role. The midpoint is the base salary target under which an executive officer's salary is administered. Under the midpoint compensation system, the annual increase for each executive officer is determined by multiplying the midpoint (not the current base salary) by a percentage established by the Compensation Committee. The resulting amount was then added to the current base salary.

In determining the percentage increase for base salary, the Compensation Committee considered a variety of factors, including inflation rate, the Corporation's financial performance, and trends in salaried employee compensation increases, as disclosed by published salary budget forecasts. Future base pay increases will be based on factors similar to those just discussed.

Short-term Award Plan

For 2004, thirty-three participants, including the Chief Executive Officer, were eligible to participate in the Corporation's Short-Term Award Plan, which annually awards restricted stock based on achievement of certain financial targets pre-established by the Compensation Committee.

For Martin G. Carver, Chief Executive Officer; Dennis M. Fox, Vice President, Manufacturing Design; and Warren W. Heidbreder, Vice President, Chief Financial Officer, performance was based on achievement of the Corporation's diluted "earnings-per-share" (EPS) against a pre-established diluted EPS "target." For the remaining thirty participants, including named executive officers Frederico U. Kopittke, Vice President, International; John C. McErlane, Vice President and the President of Tire Distribution Systems, Inc., a wholly-owned subsidiary of the Corporation; and Charles W. Vesey, Vice President and Corporate Controller, performance was based on achievement of the Corporation's diluted "earnings-per-share" (EPS) as discussed above and achievement of specific business unit annual operating profit objectives.

Based on the performance of the Corporation in 2004 against the EPS and operating profit targets established by the Compensation Committee, each participant during 2004 was awarded shares of restricted stock on February 18, 2005 under the Bandag, Incorporated Stock Award Plan, the value of which for each of the named executive officers is included in the Summary Compensation Table.

Restricted shares under this plan vest three years from the date of grant if the recipient is still employed by the Corporation, and vest immediately in the event of death, disability, retirement at age 60 with ten or more years of service, or change in corporate control.

Long-term Award Plan

Executive officers, including the Chief Executive Officer, participate in a long-term award plan designed to achieve the following objectives:

- Create a better link between the interests of the participants and the Corporation's shareholders;
- Promote teamwork and provide participants with rewards for excellence in the Corporation's performance;
- Provide flexibility to the Corporation in its ability to compensate, attract, and retain the services of individuals who make significant contributions to the Corporation's success; and
- Allow participants to further share in the success of the Corporation.

Under this plan, executive officers, including the Chief Executive Officer, were granted a stock option under the Bandag, Incorporated Stock Award Plan, to purchase shares of Class A Common Stock at fair market value as of the award date of February 24, 2004 and restricted shares of Class A Common Stock. The options are non-qualified stock options under the Internal Revenue Code.

Under the stock option grant, stock options for the executive officers, including the Chief Executive Officer, are exercisable at a rate of 25% per year, beginning February 24, 2005, and have an exercise period of 10 years. The size of the grant was based on the estimated value of the options using the Black-Scholes option pricing model, and was made considering the executive's overall total direct compensation target. Stock options made up 67% of an executive officer's long-term award.

Each option becomes immediately exercisable at the end of the vesting period, unless the participant's employment has been previously terminated, or in the event of the participant's death, disability, retirement after age 60 with ten or more years of service, or change in corporate control.

Shares of restricted stock made up 33% of an executive officer's long-term award and were valued on the basis of the fair market value of shares of Class A Common Stock on the date of the award. The shares of restricted stock are not transferable for three years after grant and are forfeited if the employment of the executive officer is terminated within the three-year period, except in cases of death, disability, retirement after age 60 with ten or more years of service, or a change in control. In any of such events, the restrictions lapse and the shares of restricted stock become immediately transferable.

Bandag, Incorporated Management
Continuity and Compensation Committee

Robert T. Blanchard
Gary E. Dewel
R. Stephen Newman, Chairman

Remuneration of Directors

Directors who are also full-time employees of the Corporation do not receive remuneration for acting as directors. Non-employee directors are currently compensated in accordance with the following schedule:

Annual Fees - Chairman of Committee – $34,500. Other Directors – $32,000.
Board Meeting Attendance – $1,500 per meeting.
Committee Meeting Attendance - Chairman – $1,750 per meeting.
Other Directors – $1,500 per meeting.

Stock Option Award – Each non-employee director was awarded a stock option for 1,620 shares of Class A Common Stock on March 14, 2005. The value of this award is $10.80 per share, computed under the Black-Scholes method. The exercise price of the stock option is $41.48 per share, being the fair market value of the Class A Common Stock on the date of grant. The options are immediately exercisable and expire 10 years from the date of grant. The value of the annual stock option award and/or the number of shares covered by the award will vary in future years.

Restricted Stock Award – Each non-employee director was awarded 422 shares of Class A Common Stock on March 14, 2005. The price of a share of Class A Common Stock on March 14, 2005 was $41.48. The shares are restricted and vest in three years based upon continued service as a director, or earlier in the event of death, disability or retirement from the Board of Directors after age 60 with at least 10 years of continuous service as a director. Prior to vesting, directors are entitled to receive dividends on the shares and to exercise voting rights.

Transactions with Management/Principal Shareholders and Directors

Roy J. Carver, Jr., brother of Martin G. Carver, owns 100% of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine, Iowa; and Davenport, Iowa. During 2004, it sold $185,520.83 of aviation fuel and charter services to the Corporation at competitive prices based on volume purchased and services utilized.

Phillip J. Hanrahan, a director, is a partner of the law firm of Foley & Lardner LLP, Milwaukee, Wisconsin, which has provided legal services to the corporation for several years, including 2004, and expects to provide legal services in 2005. Mr. Edgar D. Jannotta, a director, is Chairman of William Blair & Company, L.L.C. and Chairman of that firm's Executive Committee. William Blair & Company, L.L.C. has provided investment banking services to the Corporation for several years, including 2004, and may provide services in 2005 if requested by the Corporation.

AUDIT COMMITTEE REPORT

Pursuant to its written charter, the Audit Committee ("Committee") oversees the Corporation's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. Additionally, the Committee reviewed management's evaluation of the effectiveness of the Corporation's internal controls over financial reporting with management, including a discussion of the conclusion reached by management.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Corporation's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380), as may be modified or supplemented.

The Committee discussed with the independent auditors the auditors' independence from management and the Corporation and considered the compatibility of non-audit services provided by the auditors to the Corporation with their independence. In addition, the independent auditors provided the Audit Committee with written disclosure respecting their independence and the letter required by Independence Standards Board No. 1 ("Independence Discussions with Audit Committees").

The Committee discussed with the Corporation's independent auditors the overall scope and plans for their audit of the Corporation's consolidated financial statements and the audit of management's assessment as to the effectiveness of the Corporation's internal controls over financial reporting. The Committee meets with the independent auditors, both with and without management present, as deemed advisable, to discuss the results of their examination, their evaluation of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. In addition, the Committee reviews with management and the independent auditors proposed interim financial statements. The Committee held eight meetings during fiscal year 2004.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board of Directors has accepted that recommendation) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for filing with the Securities and Exchange Commission. The Audit Committee has selected Ernst & Young LLP as the Corporation's independent auditors for the fiscal year ending December 31, 2005, subject to shareholder ratification.

Bandag, Incorporated
Audit Committee

Robert T. Blanchard, Chairman
James R. Everline
Amy P. Hutton
R. Stephen Newman

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SHAREHOLDER RETURN PERFORMANCE INFORMATION

Set forth on the following pages is a line graph comparing the yearly percentage change during the last five years in the cumulative total shareholder return (assuming reinvestment of dividends) on the Corporation's Common Stock and Class A Common Stock with the cumulative total returns of the Standard & Poor's 500 Stock Index and the Dow Jones & Co., Inc. Tire and Rubber – Index ("Tire and Rubber Index"). The graph assumes $100 invested on December 31, 1999 in Bandag, Incorporated Common Stock and Class A Common Stock, the S&P 500 Stock Index and the Dow Jones & Co., Inc. Tire and Rubber – Index.


Bandag Inc. Stock Performance Chart
300
250
200
150
100
50
0
Dollars
1999
2000
2001
2002
2003
2004
Year
Bandag Inc.
S&P 500
Dow Jones Tire & Rubber

Comparison of Five Year Cumulative Total Return

	December 31					
	1999	2000	2001	2002	2003	2004
Bandag, Incorporated	100	168	153	180	208	253
S&P 500 Stock Index	100	91	80	62	80	89
Tire and Rubber -Index	100	85	99	45	58	82

Proposal No. 2 – RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP as the Corporation's independent auditors for the fiscal year ending December 31, 2005.

Ernst & Young LLP served as the Corporation's independent auditors for the fiscal year ended December 31, 2004. Representatives of Ernst & Young LLP will be present at the Annual Meeting and will be available to respond to any questions raised at the meeting and make any comments they deem appropriate.

Although this selection is not required by law to be submitted to a vote by shareholders, the Audit Committee, pursuant to the requirements of its charter, requests that the shareholders ratify the selection of Ernst & Young LLP as independent auditors for 2005. If the shareholders should not so ratify, the Audit Committee will reconsider the selection.

Assuming a quorum is present, ratification of the appointment requires that more votes represented by shares of Common and Class B Common Stock be voted in favor of such ratification than are voted against such ratification. Any shares not voted at the Annual Meeting with respect to such ratification (whether as a result of abstentions, broker non-votes or otherwise) will have no impact on the vote.

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Corporation's annual financial statements, the review of the financial statements included in the Corporation's Form 10-Qs and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2004 and 2003 were $1,920,800 and $1,028,800, respectively.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for assurance and related services principally related to the performance of the audit of the Corporation's financial statements, other than the audit fees described above, for the fiscal years ended December 31, 2004 and 2003 were $82,200 and $181,300 respectively. The services primarily consisted of due diligence acquisition services, services in connection with pension audits and various miscellaneous matters.

Tax Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2004 and 2003 were $-0- and $8,100 respectively. These services in 2003 consisted primarily of tax consultation and advice with regard to foreign tax compliance issues.

All Other Fees

Other than the foregoing described fees and services, Ernst & Young LLP received no fees nor provided any services in either 2004 or 2003.

Audit Committee Pre-approval Policies and Procedures

The policy of the Audit Committee requires pre-approval of all audit, audit-related, tax and other services to be provided by Ernst & Young LLP, subject to de minimis exceptions for the providing of non-audit services, which services must be approved by the Audit Committee prior to completion of the audit and must otherwise comply with Section 10A(i)(B) of the Securities Exchange Act of 1934.

All of the audit-related and tax services described above were pre-approved by the Audit Committee to the extent required by applicable law, except for certain tax services provided and approved in 2003 pursuant to the de minimis exception described above, which accounted for 100% of the total tax services provided in 2003.

Proposal No. 3 – OTHER MATTERS

The management of the Corporation knows of no matters to be presented at the meeting other than those set forth in the Notice of Annual Meeting of Shareholders. However, if any other matters properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote on such matters in accordance with their best judgments.

2006 SHAREHOLDERS' PROPOSALS

The date by which proposals of shareholders intended to be presented at the 2006 Annual Meeting of the Corporation must be received by the Corporation for inclusion in its Proxy Statement and form of proxy relating to that meeting is December 1, 2005. The Corporation may exercise discretionary voting authority under proxies solicited by it for the 2006 Annual Meeting of Shareholders if it receives notice of a proposed non-Rule 14a-8 shareholder action after February 14, 2006.

MISCELLANEOUS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's executive officers, directors and more than 10% shareholders ("Insiders") to file with the Securities and Exchange Commission reports on prescribed forms of their beneficial ownership of the Corporation's stock and furnish copies of such reports to the Corporation. Based solely on a review of the copies of such forms furnished to the Corporation, or written representations that no Form 5 was required to be filed, the Corporation believes that during the year ended December 31, 2004 all reports required by Section 16(a) to be filed by the Corporation's Insiders were filed on a timely basis.

Expenses

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Corporation.

Some of the officers and regular employees of the Corporation may, without extra remuneration, solicit proxies personally or by telephone, e-mail or telefax. The Corporation will request brokerage houses, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record and will reimburse such persons for their expenses.

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Annual Report

on

Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 1-7007

BANDAG, INCORPORATED
(Exact name of registrant as specified in its charter)

Iowa	**42-0802143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2905 North Highway 61
Muscatine, Iowa 52761-5886
(Address of principal executive offices)

Registrant's telephone number, including area code: **(563) 262-1400**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock - $1 Par Value **Class A Common Stock - $1 Par Value**	**New York Stock Exchange and Chicago Stock Exchange**
(Title of Class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2004: Common Stock, $286,830,927, Class A Common Stock (non-voting), $197,703,487, Class B Common Stock, $701,748.

The number of shares outstanding of the issuer's classes of common stock as of January 31, 2005: Common Stock, 9,116,770 shares; Class A Common Stock, 9,421,307 shares; Class B Common Stock, 918,591 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the Annual Meeting of the Shareholders to be held May 3, 2005 are incorporated by reference in Part III.

Bandag, Incorporated
Annual Report on Form 10-K
Year Ended December 31, 2004

Table of Contents

Page

PART I

Item 1. BUSINESS

Introduction
All references herein to the "Company" or "Bandag" refer to Bandag, Incorporated and its subsidiaries unless the context indicates otherwise.

The Company has three reportable business segments: the manufacture and sale of precured tread rubber, equipment and supplies for retreading tires (the Traditional Business), the sale and maintenance of new and retread tires to principally commercial and industrial customers through its wholly-owned subsidiary, Tire Distribution Systems, Inc. (TDS) and the providing of quick-service truck lubrication and tire service by its 87.5% owned subsidiary, Speedco, Inc. (Speedco) through 33 on-highway locations. Refer to Note 15 of the consolidated financial statements for further details.

As a result of a recapitalization of the Company approved by the Company's shareholders on December 30, 1986, and substantially completed in February 1987, the Carver Family (as hereinafter defined) obtained absolute voting control of the Company. As of January 31, 2005, the Carver Family beneficially owned shares of Common Stock and Class B Common Stock constituting 64% of the votes entitled to be cast in the election of directors and other corporate matters. The Carver Family is composed of (i) Lucille A. Carver, a former director and widow of Roy J. Carver, (ii) the lineal descendants of Roy J. Carver and their spouses, and (iii) certain trusts and other entitles for the benefit of the Carver Family members. Shares of Class B Common Stock have ten (10) votes per share. The Carver Family owns over 98% of the Class B Common Stock. Shares of Class B Common Stock automatically convert to shares of Common Stock on January 16, 2007.

On February 13, 2004, the Company acquired an 87.5% majority interest in Speedco from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. In total, Bandag paid approximately $53,716,000, net of cash received, for its 87.5% interest and to assume and retire $20,079,000 of debt. The Company recorded $12,127,000 of goodwill and $12,800,000 of other intangible assets. Speedco generated unaudited revenues of approximately $46,000,000 and unaudited pre-tax income of approximately $4,800,000 in 2003.

On June 10, 2004, Speedco acquired the assets of six licensed locations, which were owned and operated by PM Express, Inc. Speedco paid approximately $15,609,000, net of cash acquired, for these assets. The Company recorded $5,194,000 of goodwill. These locations generated unaudited revenues of approximately $10,800,000 and unaudited pre-tax income of approximately $400,000 in 2003.

Reported earnings for fiscal years 1997 through 2002 and the Consolidated Balance Sheets for 1997 through 2003 have been restated to correct for an accounting error in 1997 and 1998 related to the stock acquisitions of tire dealerships by TDS. The accounting error was inadvertent and resulted from a failure to correctly apply certain provisions of SFAS No. 109, "Accounting for Taxes" to the 1997 and 1998 acquisitions. The accounting error was not detected until it surfaced as a result of a review of the Company's deferred tax liability account and accounting for a 2004 stock acquisition by the Company's tax accounting staff. For further details, refer to Note 1 of the consolidated financial statements – Restatement.

Traditional Business

(a) General

The Traditional Business is engaged primarily in the production and sale of precured tread rubber and equipment used by its franchisees for the retreading of tires primarily for trucks, but also for buses, light commercial trucks, industrial equipment, off-the-road equipment and passenger cars. Bandag specializes in a proprietary cold-bonding retreading process which it introduced to the United States in 1957 (the Bandag Method). The Bandag Method separates the process of vulcanizing the tread rubber from the process of bonding the tread rubber to the tire casing, allowing for optimization of temperature and pressure levels at each stage of the retreading process.

The Company and its licensees have 985 franchisees worldwide, with 33% located in the United States and 67% internationally. The majority of Bandag's franchisees are independent operators of full service tire distributorships. The remaining franchises are owned by TDS. The Traditional Business' revenues primarily come from the sale of retread material and equipment to its franchisees. The Traditional Business' products compete in the replacement tire market with new tire sales, as well as retreads produced using the cold-bonding method and other retread processes. The Company concentrates its marketing efforts on existing franchisees and on expanding their respective market penetrations. Due to its strong distribution system, marketing efforts and leading technology, Bandag, through its independent franchise network and TDS, has been able to maintain the largest market presence in the retreading industry.

The Traditional Business in the United States competes primarily in the medium and wide base commercial truck tire replacement market. Medium and wide base truck tires are designed for medium trucks Classes 4 through 6, heavy trucks Classes 7 and 8, as well as trailers and commercial chassis. Both new tire manufacturers and tread rubber suppliers compete in this market. While the Company has franchisees in 103 countries, and competes in all of these geographic markets, its largest market is the United States. Truck tires retreaded by the Company's franchisees make up approximately 23% of the United States medium and wide base commercial tire replacement market. Other companies who supply to trucking fleets in the replacement tire market include large new tire manufacturers such as The Goodyear Tire & Rubber Company (Goodyear), Bridgestone Corporation (Bridgestone) and Groupe Michelin (Michelin). Goodyear, Michelin and Cooper Tire and Rubber Company also compete in the United States market as well as in other markets as a tread rubber supplier to a combination of company-owned and independent retreaders.

The Traditional Business consists of the franchising of a proprietary process for the retreading of tires primarily for trucks, buses, light commercial trucks, and the production and sale of precured tread rubber and related products and equipment used in connection with this process.

The Traditional Business can be divided into two main areas: (i) manufacturing the tread rubber and (ii) providing and supporting the retreading system to bond the tread rubber to the tire casing. Bandag manufactures over 500 separate tread designs and sizes, treads specifically designed for various applications, allowing fleet managers to fine-tune their tire programs. Bandag tread rubber is vulcanized prior to shipment to its franchisees. The Bandag franchisee prepares the tire casing for retreading and performs the retreading process of bonding the cured tread to the prepared tire casing. This two-step process allows utilization of the optimum temperature and pressure levels at each step. Lower temperature levels during the bonding process result in a consistent, higher quality finished retread with less damage to the casing. Bandag has developed a totally integrated retreading system with the materials, bonding process and manufacturing equipment specifically designed to work together as a whole.

(b) Markets and Distribution

The principal market categories for the Traditional Business are medium and wide base commercial truck tires, with more than 90% of the tread rubber sold by the Company used in the retreading of these tires. Additionally, the Company markets tread rubber for the retreading of passenger, light truck, heavy truck, off-the-road equipment, and industrial tires; however, historically, sales of tread rubber for these applications have not contributed materially to the Company's results of operations.

Trucks and Buses. Tread rubber, equipment, and supplies for retreading and repairing truck and bus tires are sold by the Company primarily to independent franchisees and TDS which use the Bandag Method for that purpose.

National Account Business. The Company has entered into contracts with companies pursuant to which Bandag agrees to sell retread tires directly to transportation fleets of such companies and provide maintenance and service for the retread tires (the National Accounts). Bandag subcontracts the sales, maintenance, and service components of the National Accounts to its independent franchisees and to TDS.

Other Applications. The Company continues to manufacture and supply to its franchisees and other dealers a limited amount of tread rubber for off-the-road tires, industrial tires, including solid and pneumatic, passenger car tires and light commercial tires for light trucks and recreational vehicles.

Franchisees. Bandag has 985 franchisees throughout North America, Central America, South America, Europe, Africa, Asia, Australia and New Zealand. These franchises are owned and operated by franchisees, some with multiple franchises and/or locations. Of these franchisees, 324 are located in the United States. Thirty-two (32) of Bandag's foreign franchisees are franchised by a licensee of the Company in Australia. The Company also has joint ventures in India and Sri Lanka.

The current franchise agreement offered by the Company grants the franchisee the non-exclusive retread manufacturing rights to use the Bandag Method for one or more applications and the Bandag trademarks in connection therewith within a specified territory, but the franchisee is free to market Bandag retreads outside the territory.

(c) Competition

The Company faces strong competition in the market for replacement truck tires, the principal retreading market which it serves. The competition comes not only from the major manufacturers of new tires, including less expensive tires from Asia, but also from manufacturers of retreading materials. Competitors include producers of "camelback," "strip stock," and "slab stock" for "hot-cap" retreading, as well as a number of producers of precured tread rubber. Various methods for bonding precured tread rubber to tire casings are used by competitors.

Bandag retreads often command a higher price than tires retreaded by the competitors' systems. The Company believes that the superior quality and greater performance of Bandag retreads and expanded service programs to end-users validate this price differential.

Bandag franchisees compete with many other new-tire dealers and retreading operators of varying sizes. These include retreading shops operated by the major new-tire manufacturers, large independent retread companies, and smaller commercial tire dealers.

The Company's franchise agreements with its independent franchisees typically terminate after five years unless extended by mutual consent for an additional five years. In most cases the agreements are extended. In addition, independent franchisees have the option of terminating the agreements after three years. Since Michelin entered the United States retread market in 1997, the Company has experienced increasing competition in the United States retread market. Although Michelin is substantially larger than the Company and has greater resources, the Company believes that it can effectively compete with Michelin and maintain the stability of its United States franchise organization.

For additional information on competition faced by the Traditional Business see the foregoing discussion under "General" herein.

(d) Sources of Supply

The Company manufactures the precured tread rubber, cushion gum, and related supplies in Company-owned and in leased manufacturing plants in the United States, Canada, Brazil, Belgium and Mexico. The Company also participates in joint venture agreements in Sri Lanka and India. The Company also manufactures pressure chambers, tire casing analyzers, buffers, tire builders, tire-handling systems, and other items of equipment used in the Bandag Method. Curing rims, chucks, spreaders, rollers, certain miscellaneous equipment, and various retreading supplies, sold by the Company, are purchased from others.

The Company purchases rubber and other materials for the production of tread rubber and other rubber products from a number of suppliers. The rubber for tread is primarily synthetic and obtained principally from sources which most conveniently serve the respective areas in which the Company's plants are located. Although synthetic rubber and other petrochemical products have periodically been in short supply and significant cost fluctuations have been experienced in previous years, including significant price increases throughout 2004, the Company has not experienced any significant difficulty in obtaining an adequate supply of such materials. Synthetic prices historically have been related to the cost of petrochemical feedstocks. However, the effect on operations of future shortages will depend upon their duration and severity and cannot presently be forecast.

The principal source of natural rubber, used for the Company's cushion gum, is Asia. The supply of natural rubber has historically been adequate for the Company's purposes. Natural rubber is a commodity subject to wide price fluctuations as a result of the forces of supply and demand.

(e) Patents

The Company owns or has licenses for the use of a number of United States and international patents covering various elements of the Bandag Method. The Company has patents covering improved features, some of which will not expire until 2019. The Company has applications pending for additional patents.

The Company does not consider that patent protection is the primary factor in its successful retreading operation, but rather that its proprietary technical "know-how," product quality, franchisee support programs and effective marketing programs are more important to its success.

The Company has secured registrations for its trademark and service mark BANDAG, as well as other trademarks and service marks, in the United States and most of the other important commercial countries.

TDS

(a) General

TDS, which provides new and retread tire products and tire management services to national, regional and local fleet transportation companies, operates 14 Bandag franchise and manufacturing locations and 41 commercial and retail outlets in 8 states. During 2004, TDS sold or closed 6 retread plants and 15 commercial and retail outlets, and acquired 2 retread plants and 7 commercial and retail outlets. In 2003, TDS sold or closed 12 retread plants and 32 commercial and retail outlets. In 2002, TDS sold or closed 9 retread plants and 18 commercial and retail outlets.

(b) Markets and Distribution

TDS offers complete tire management services including: the complete line of Bandag retreads, new tires (commercial, retail and off-the-road), alignment and 24-hour road service. The tire management services are provided over a broad geographic area west of the Mississippi in the United States. This geographic coverage allows TDS to provide consistent, cost-effective programs, information, products, and services to local, regional and national fleets.

Cost effective tire management service continues to grow in importance for fleets of all sizes. Trucking fleets are under intense pressure to be cost competitive and reliable in their services. Tire related costs are one of the top operating expenses for trucking fleets. Bandag and its dealer alliance network (including TDS) are able to provide trucking companies with comprehensive tire management services, which result in lower tire operating costs for the trucking company while, at the same time, helping the trucking company increase its service reliability through the same tire management programs.

In an effort to fully service its customers, TDS sells new truck tires manufactured primarily by Bridgestone/Firestone, Continental/General and Yokohama, and to a lesser extent, other tire manufacturers except for Michelin.

TDS markets its products through sales personnel located at each of its commercial locations, retread production facilities and retail facilities. TDS commercial locations operate as points of sale for retread tires, new tires and services. In addition, the commercial locations operate as a home base for mobile service trucks which must be able to provide customers with reliable and timely emergency service as well as regularly scheduled maintenance service. TDS' sales personnel make personal sales calls on existing customers to ensure satisfaction and loyalty.

(c) Competition

TDS competitors are other tire dealers which offer competing retread applications, as well as Bandag franchised dealers. In addition, such tire dealers typically sell and service new tires produced by large new tire manufacturers and service providers such as those that supply TDS, as well as Goodyear and Michelin. Goodyear and Michelin also compete in the United States market as tread rubber suppliers through a combination of company-owned and independent retreaders.

(d) Sources of Supply

TDS purchases precured tread rubber and its retreading equipment and supplies from Bandag and purchases new tires from new tire companies including Bridgestone/Firestone, Yokohama, Continental/General, and other manufacturers.

Speedco

(a) General

On February 13, 2004, the Company acquired an 87.5% majority interest in Speedco, Inc. from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. On June 10, 2004, Speedco, Inc. acquired the assets of six licensed locations, which were owned and operated by PM Express, Inc. Speedco provides quick-service truck lubrication and tire service and has 33 company-owned on-highway locations in the United States.

(b) Markets and Distribution

Speedco markets its product/service through its on-highway truck service facility with a nationwide network. The multiple product/service options can be purchased independently or in combination. These include the oil change and lubrication service, and tire repair, replacement, and maintenance service. Both services are built on fast turn-around time, high-quality products and professional services to owner operators and local, regional and national fleets.

The primary product/service benefit to the customer is to avoid unscheduled repair and downtime. Customers use this service to maintain the integrity of their tractor and trailer vehicle and for tire preventative maintenance.

Speedco's market positioning is premium product and premium price. Tire customers are divided into two types: Speedco Direct and Manufacturer National Accounts. Speedco Direct customers purchase tire product and services per the Manufacturer's Suggested Retail Price established by Speedco. For new tire manufacturers' national accounts customers, the tire manufacturer sets the pricing for the new tire and Speedco earns a delivery commission.

(c) Competition

Speedco is the only national on-highway network specializing in quick lubes and tire service for heavy-duty trucks. Speedco competitors in the quick lube and tire business are truck stop chains and other tire dealers, including Petro Stopping Centers and Travel Centers of America. Speedco's tire competitors are other tire dealers that typically sell and service new and retread tires.

(d) Sources of Supply

Speedco purchases oils from Shell Oil, Exxon Mobil, and Chevron and filters from Baldwin, CAT and Fleetguard. Speedco purchases new tires direct from new tire companies including Goodyear, Michelin and Yokohama. Bandag retreads are purchased from Bandag franchised dealers.

Regulations

The Transportation Recall Enhancement Accountability and Documentation Act (TREAD Act), including the rules adopted thereunder, applies to tire manufacturers, importers of tires and, with respect to certain provisions, to retread tire manufacturers. The National Highway Transportation Safety Administration, the federal agency that oversees certain aspects of the tire industry, has proposed and may propose additional rules under the TREAD Act that may affect retread tire manufacturers. There are numerous other federal and state safety and other regulations for motor vehicles and components, including tires and wheels.

Other Information

The Company conducts research and development of new products, primarily in the Traditional Business, and the improvement of materials, equipment, and retreading processes. The cost of this research and development program was approximately $7,063,000 in 2004, $7,238,000 in 2003, and $8,109,000 in 2002.

The Company's business has seasonal characteristics, which are tied not only to the overall performance of the economy but, more specifically, to the level of activity in the trucking industry. Tire demand does, however, lag the seasonality of the trucking industry.

The Company has sought to comply with all statutory and administrative requirements concerning environmental quality. The Company has made and will continue to make necessary capital expenditures for environmental protection. It is not anticipated that such expenditures will materially affect the Company's earnings or competitive position.

As of December 31, 2004, the Company had an estimated 3,384 employees.

Operating Segment and Geographic Area Information

Information concerning operating segment and geographic area information is incorporated by reference to "Operating Segment and Geographic Area Information" in Note 15 of the consolidated financial statements contained in Item 8 of this Annual Report on Form 10-K.

Executive Officers of the Registrant

The following table sets forth the names and ages of all executive officers of the Company as of January 31, 2005, the period of service of each with the Company, positions and offices with the Company presently held by each, and the period during which each officer has served in his/her present office:

Name	Age	Period of Service with Company	Present Position or Office	Period in Present Office
Martin G. Carver*	56	25 Years	Chairman of the Board, Chief Executive Officer and President	23 Years
Timothy T. Chen	44	13 Years	Vice President, Innovation	2 Years
David W. Dahms	45	15 Years	Director, Treasury Services and Treasurer	10 Months
Dennis M. Fox	48	12 Years	Vice President, Manufacturing Design	10 Months
Warren W. Heidbreder	58	22 Years	Vice President, Chief Financial Officer and Secretary	8 Years
Frederico U. Kopittke	61	10 Years	Vice President, International	3 Years
John C. McErlane	51	19 Years	Vice President	3 Years
Jeffrey C. Pattison	49	19 Years	Vice President, People Services	1 Year
Janet R. Sichterman	45	22 Years	Vice President, North American Fleet Sales	3 Years
Andrew M. Sisler	50	17 Years	Vice President, North American Franchise Sales	3 Years
Michael A. Tirona	55	19 Years	Vice President and General Manager – Europe	3 Years
Charles W. Vesey	62	33 Years	Vice President and Corporate Controller	6 Years

* Denotes that officer is also a director of the Company.

Mr. Martin G. Carver was elected Chairman of the Board effective June 23, 1981, Chief Executive Officer effective May 18, 1982, and President effective May 25, 1983. Prior to his present position, Mr. Carver was also Vice Chairman of the Board from January 5, 1981 to June 23, 1981.

Mr. Chen joined Bandag in 1991. From 1991 through 1997, he held several positions with the Company. In 1997, he was promoted to the position of Manager, Market Research and Planning. In 2000, he was promoted to the position of Director of Marketing and served in that position until May 2001 when he was promoted to the position of Vice President, Marketing. Mr. Chen was elected to his current office of Vice President, Innovation on May 14, 2002.

Mr. Dahms joined Bandag in 1989. From 1989 through 1997, he held several positions with the Company. In March of 1997 he was promoted to Credit Manager of North American Sales. In January 1999 he was promoted to Manager, Corporate Credit and held that position until January 2004, when he was promoted to Director, Treasury Services. In March 2004 he was elected to his current position of Director, Treasury Services and Treasurer.

Mr. Fox joined Bandag in 1992. From 1992 to 1995 he was Plant Manager, Chino Manufacturing Plant. In 1995 he became Plant Manager, Abilene Manufacturing Plant. In 1999, he was promoted to Vice President, North

American Manufacturing. In September 2001, he accepted the position of Vice President, People Services and held that position until January 2004, when he was promoted to the position of Vice President, Manufacturing Design. Mr Fox was elected to his current office of Vice President, Manufacturing Design in March 2004.

Mr. Heidbreder joined Bandag in 1982. In 1986 he was elected to the office of Vice President, Legal and Tax Administration, and Secretary. In November 1996, he was elected to his current office of Vice President, Chief Financial Officer, and Secretary effective as of January 1, 1997.

Mr. Kopittke joined Bandag in July 1994 as Company Manager of Bandag do Brasil Ltda. He served in that position until March 1998 when he was elected to the office of Vice President, Latin America. He served in that position until July 1998 when he was elected to the office of Vice President Latin America and South Africa. In February 2001, he was elected to his current office of Vice President, International, effective March 1, 2001.

Mr. McErlane joined Bandag in 1985. From 1985 through 1995, he held several managerial positions with the Company. In 1996, he was promoted to the position of Director, Marketing. In January 1997, he was appointed to the office of Vice President, Marketing. In February 1998, he was elected to the office of Vice President, Marketing and Sales and served in that position until September 2001, when he was elected to his current offices of Vice President, Bandag, Incorporated and President, Tire Distribution Systems, Inc., Bandag's distribution subsidiary.

Mr. Pattison joined Bandag in 1986. From 1986 through 1990, he held several positions with the Company. In 1990, he was promoted to the position of Manager, Taxes. In April 1999, he was promoted to Manager, Corporate Accounting. In October 1999, he was promoted to Director, Treasury Services and Assistant Treasurer and served in that position until August 2002, when he was elected to the office of Vice President and Treasurer. In January 2004, Mr. Pattison transferred from the Treasury Services department to the People Services department and assumed the responsibilities of Vice President, People Services.

Ms. Sichterman joined Bandag in 1982. From 1982 through 1999, she held several positions with the Company. In 1999, she was promoted to the position of Vice President, People Services and served in that position until September 2001, when she was promoted to the position of Vice President, North American Fleet Sales. Ms. Sichterman was elected to her current office of Vice President, North American Fleet Sales on November 13, 2001.

Mr. Sisler joined Bandag in 1987. From 1987 through 1997, he held several positions with the Company. In 1997, he was promoted to Director of Sales, West. In 1998, he was promoted to Vice President, North American Sales and served in that position until November 2001, when he was elected to his current office of Vice President, North American Franchise Sales on November 13, 2001.

Mr. Tirona joined Bandag in 1985. From 1985 through 1995, he held several positions with the Company. In 1995, he was promoted to General Manager, P.T. Bandag Indonesia. In 1997, he was promoted to Vice President, Tire Management Solutions, Inc. and served in that position until September 2001, when he was promoted to Vice President and General Manager – Europe. He was elected to his current office of Vice President and General Manager – Europe on November 13, 2001.

Mr. Vesey joined Bandag in 1971. In September 1977, he was named Corporate Controller. In May 1997, he was elected to the office of Vice President, Information Services and Corporate Controller and served in that position until October 1998, when he was elected to his current office of Vice President and Corporate Controller.

All of the above-named executive officers have been elected by the Board of Directors and serve at the pleasure of the Board of Directors.

Available Information

The Company maintains a website at http://www.bandag.com. The Company makes available on the website, free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. In addition, (i) the Company's Global Ethics Policy, (ii) its Code of Ethics for the Chief Executive Officer and the Senior Financial and Accounting Officers, (iii) charters for the Audit, Nominating and Corporate Governance and the Management Continuity and Compensation Committees of the Company's Board of Directors, and (iv) the Company's corporate governance guidelines are available on the Company's website and available in print upon written request directed to Warren Heidbreder, Secretary, 2905 N. Highway 61, Muscatine, IA 52761. The Company is not including the information contained on or available through its website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

Item 2. PROPERTIES

Traditional Business

The general offices of the Company are located in a Company-owned 56,000 square foot office building in Muscatine, Iowa.

The tread rubber manufacturing plants of the Company are located to service principal markets. The Company owns nine plants. However, the Company only operates eight of these plants, three of which are located in the United States, and the remainder in Canada, Belgium, Brazil (two plants) and Mexico. The plants vary in size up to 194,000 square feet with the first plant being placed into production in 1959. All of the plants are owned in fee. Operations in one tread rubber manufacturing plant located in the United States were suspended in the fourth quarter of 1999 but the facility remains viable for general corporate purposes. Operations in the Chino, California plant were suspended in the first quarter of 2002. This facility was sold during the fourth quarter of 2004.

Retreading equipment is manufactured at Company-owned plants located in Muscatine, Iowa and Campinas, S.P., Brazil, of approximately 60,000 square feet and 10,000 square feet, respectively.

In addition, in Muscatine the Company owns a research and development center of approximately 58,400 square feet, an 83,000 square foot training and conference center, and another 26,000 square foot office facility. Similar training facilities are located in Brazil and Europe. The Company also owns a 26,000 square foot office and machining facility in Muscatine.

Also, the Company mixes rubber and produces cushion gum and envelopes at a Company-owned 168,000 square foot plant in Long Beach, California. The Company owns its European headquarters facility in Brussels, Belgium and a 129,000 square foot warehouse in Born, Netherlands.

TDS

TDS currently owns 11 and leases 44 facilities. Fourteen (14) contain space for TDS retread production and 41 contain space for commercial and retail operations. The Company believes that it will be able to renew its existing leases as they expire or find suitable alternative locations. The leases generally provide for a base rental, as well as charges for real estate taxes, insurance, maintenance and various other items.

In the opinion of the Company, all of its and TDS' properties are maintained in good operating condition and the production capacity of their plants is adequate for the near future. Because of the nature of the activities conducted, necessary additions can be made within a reasonable period of time.

Speedco

Speedco currently owns 33 locations. Each location is sited on two or more acres visible from major interstates with easy access to those interstates. Each facility has a minimum of an 8,500 square foot building with three pitted service bays. In the opinion of the Company, all of its properties are maintained in good operating condition and are adequate for the near future.

Item 3. LEGAL PROCEEDINGS

General

The Company is a party to a number of lawsuits and claims arising out of the normal course of business. While the results of such litigation are uncertain, management believes that the final outcome of any such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations. Changes in assumptions, as well as actual experience, could cause estimates made by management to change.

Yolanda Jackson v. Michael Rouse, et al. and Audra Smith v. Bandag, Inc., et al.

Bandag has been named as one of numerous defendants in two wrongful death actions brought in the Circuit Court of Warren County, Mississippi: *Yolanda Jackson v. Michael Rouse, et al.* and *Audra Smith v. Bandag, Inc., et al.* These cases arise from an explosion or fire which occurred on May 17, 2002, at a rubber recycling plant in Mississippi, operated by Rouse Rubber Co., killing five employees and seriously injuring at least seven others. So far, Bandag has been named in only two of about six pending cases.

The plaintiffs claim that a rubber recycling machine was dangerously designed or maintained, causing the explosion. Plaintiffs allege that Bandag may be passively liable as a "joint venturer" with the employer, Rouse Rubber Co., an allegation which Bandag believes is without any basis. To Bandag's knowledge, no investigation or discovery has been undertaken to date in the cases in which Bandag is involved and Bandag is not privy to discovery, if any, in the other cases. To date, Bandag's own investigation has not revealed any evidence of negligence by Bandag, vicarious or otherwise.

These cases have been in legal limbo for two years while the parties have been fighting over the defendants' attempt to remove them to federal court. Recently, Bandag was dismissed without prejudice from the *Jackson* case for tactical reasons, but Bandag is likely to be renamed in that case or joined in another case involving the same decedent.

Astec, the manufacturer of the dryer system that exploded, settled with the plaintiffs in apparently all cases for about $45 million. This settlement will apply as a credit to the remaining defendants.

The *Jackson* case does not specify the amount of damages claimed; the *Smith* case claims compensatory damages of $40 million and punitive damages of $25 million. However, it is unclear from the pleadings whether the plaintiffs seek punitive damages against all defendants, including Bandag, or only from certain defendants, not including Bandag. Bandag considers the claims against it to be baseless and intends to vigorously defend itself against them.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information concerning cash dividends declared and market prices of the Company's Common Stock and Class A Common Stock for the last three fiscal years is as follows:

	2004	% Change	2003	% Change	2002	
Dividends Declared Per Share						
First Quarter	$0.325		$0.320		$0.315	
Second Quarter	0.325		0.320		0.315	
Third Quarter	0.325		0.320		0.315	
Fourth Quarter	0.330		0.325		0.320	
Total Year	$1.305	1.6	$1.285	1.6	$1.265	2.8

Stock Price Comparison(1)	Low		High	Low		High	Low		High
Common Stock									
First Quarter	$40.31	-	49.95	$28.45	-	39.72	$33.05	-	39.15
Second Quarter	38.32	-	51.30	31.28	-	39.28	27.80	-	39.98
Third Quarter	42.91	-	48.20	32.85	-	38.49	26.00	-	36.25
Fourth Quarter	43.22	-	50.83	33.60	-	42.97	28.12	-	42.01
Year-end Closing Price			49.81			41.20			38.68
Class A Common Stock									
First Quarter	$39.86	-	47.71	$25.60	-	35.60	$27.90	-	33.40
Second Quarter	35.38	-	46.98	29.80	-	36.30	24.95	-	34.21
Third Quarter	39.60	-	43.68	30.19	-	35.50	23.00	-	31.10
Fourth Quarter	39.10	-	46.69	30.55	-	41.20	24.75	-	36.98
Year-end Closing Price			46.33			40.40			34.59

(1) High and low composite prices in trading on the New York and Chicago Stock Exchanges (ticker symbol BDG for Common Stock and BDGA for Class A Common Stock).

The approximate number of record holders of the Company's Common Stock as of January 31, 2005 was 1,652, the number of record holders of Class A Common Stock was 945 and the number of record holders of Class B Common Stock was 191. The Common Stock and Class A Common Stock are traded on the New York Stock Exchange and the Chicago Stock Exchange. There is no established trading market for the Class B Common Stock.

Issuer Purchases of Equity Securities(1)

October 1, 2004 – December 31, 2004	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet be Purchased Under the Program	
Common Stock					
October 1 – October 31	-	-	-	-	
November 1 – November 30	-	-	-	-	
December 1 – December 31	455	$48.60	455	927,813	
Total	455	$48.60	455	927,813	(1)(2)
Class A Common Stock					
October 1 – October 31	7,500	$39.82	7,500	929,287	
November 1 – November 30	-	-	-	-	
December 1 – December 31	1,019	$45.21	1,019	927,813	
Total	8,519	$40.47	8,519	927,813	(1)(2)

(1) On May 2, 2000, the Board of Directors approved a stock purchase program which authorized the purchase of up to 2,000,000 shares of outstanding Common Stock, Class A Common Stock, and/or Class B Common Stock in the open market or in private transactions. The program has no stated expiration date. No stock purchase program expired during the period covered by the above table.

(2) Represents the total number of shares of Common Stock, Class A Common Stock and/or Class B common Stock remaining to be purchased under the stock purchase program.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth certain Selected Financial Data for the periods and as of the dates indicated:

	2004	2003 restated[4]	2002 restated[4]	2001 restated[4]	2000 restated[4]
(In thousands, except per share data)					
Net sales	$854,193	$816,397	$900,503	$949,332	$973,938
Earnings before cumulative effect of accounting change[1][2]	66,880	60,200	50,053	43,434	59,935
Total assets[3]	$730,727	$657,287	$616,128	$731,959	$724,943
Long-term debt and other obligations	29,963	35,259	45,373	50,359	111,510
Earnings per share before cumulative effect of accounting change					
Basic	$3.47	$3.14	$2.53	$2.11	$2.90
Diluted	$3.39	$3.11	$2.52	$2.10	$2.88
Dividends Declared Per Share	$1.305	$1.285	$1.265	$1.230	$1.190

(1) In 2001, includes charges of $3,400 pre-tax, $2,040 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.

(2) Includes goodwill amortization of $8,350 and $8,246 in 2001 and 2000, respectively. Goodwill amortization was discontinued in 2002 due to the adoption of SFAS 142.

(3) The decrease in total assets in 2002 is primarily due to the $49,607 charge reported as a cumulative effect of accounting change, resulting from the adoption of SFAS No. 142. Refer to Note 9 of the consolidated financial statements for further details.

(4) For an explanation of the restatement refer to Note 1 of the consolidated financial statements under the caption "Restatement".

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

OVERVIEW

General

The Company has three reportable operating segments – its Traditional Business which manufactures and sells precured tread rubber, equipment and supplies for retreading tires, Tire Distribution Systems, Inc. (TDS) which sells and maintains retread tires and new tires to principally commercial and industrial customers and Speedco which provides quick-service truck lubrication and tire service through 33 company-owned on-highway locations in the United States.

Bandag and its licensees have 985 franchise locations worldwide, with 33% located in the United States and 67% internationally. The majority of Bandag's franchisees are independent operators of full service tire distributorships and the remaining are owned by TDS. The Traditional Business revenues primarily come from the sale of retread material and equipment to its franchisees. TDS offers complete tire management services including the complete line of Bandag retreads, new tires (commercial, retail and off-the-road), alignment and 24-hour road service. Speedco provides quick-service truck lubrication and tire service.

Bandag anticipates strengthening Speedco's success by adding more locations and tire capability while not compromising Speedco's deserved reputation for convenient, quick, quality service. A major component of the expansion is to modify all existing locations and build new locations to include a Bandag designed and developed high-speed tire sales and service capability. All new locations will be built with a minimum of two high-speed tire lanes. The majority of the current locations will be modified to include two tire lanes with the exception of those locations where current sites are not large enough to add two lanes and the adjoining property is unavailable or cost prohibitive.

Approximately 32% of Bandag's retread material sales in North America come from national account contracts with a variety of major fleets. The depth of the Company's franchisee network combined with the quality of its products has allowed Bandag to build a significant national account business. Significant fleet revenue is important to Bandag's franchisees who act with Bandag as subcontractors to deliver products, information and services to national fleet customers. Bandag's franchise agreements require its franchisees to buy their precured retreading material and equipment from Bandag, which gives Bandag a secure revenue stream. Growth in revenue can be achieved by expanding the amount of services that can be provided to a fleet by Bandag and its franchisees while continuing to provide value-added retread products. Bandag also generates significant cash flow which has historically been used to reinvest in the business, make debt payments, pay dividends, repurchase stock and other corporate purposes.

Despite an aggressive push by competitors in the Unites States retread business, Bandag has retained its leading position. In addition to its leading presence in the United States, Bandag also has an important presence internationally in Europe, Canada, Mexico, Brazil, South Africa and Australia.

Trucking Industry

While shippers apply pressure to fleets from the service side, pressure on fleets from the cost side continues to intensify. High insurance costs, increased driver wages and higher fuel costs continue to increase the pressure on fleets to find ways to reduce costs. Also, on August 28, 2003, the Federal Motor Carrier Safety Administration filed a final rule for hours of service of drivers, applying to all commercial motor vehicles and mandating how long drivers can drive, be on-duty, rest, etc. Among other things, the new rule lengthens the allowable driving time from 10 hours to 11 hours and limits total daily time on duty (which includes loading, unloading, breaks and breakdown time) to 14 hours. This new regulation went into effect January 4, 2004.

The pressure to reduce costs and still meet shipper demands requires fleets to focus on increasing revenue through better asset utilization. Fleets are looking for ways to reduce costs and to reduce the assets that are used to generate revenues. They are focusing, not just on reduction of downtime, but on better utilization of downtime that is mandated through regulation (e.g. when the truck is down due to regulated drive rest time, fleets will seek to use that time for vehicle maintenance). Fleets, particularly truckload carriers, will likely focus more on preventive maintenance and other services and products, such as those provided by Bandag, that can provide more reliable utilization of their assets.

New Tire Retread Pricing and Profitability

The relationship between new tire pricing and retread unit pricing has been narrowing primarily due to retread unit prices increasing at a faster rate than new tires and lower-priced imported new tires entering the market. Generally, a decreasing new tire to retread price ratio will put downward pressure on retread pricing and tend to increase the use of relatively less expensive new tires instead of retreads. Increases in imports of low priced new tires and the movement of major new tire manufacturers to lower their costs by utilizing overseas production has exacerbated this situation. However, there still remains an inherent value in retreading to fleets that recognize the need for a well-managed tire program that combines quality new tires, retreads and tire management services to reduce operating costs.

Acquisitions

On February 13, 2004, the Company acquired an 87.5% majority interest in Speedco, Inc. from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. In total, Bandag paid approximately $53,716,000, net of cash received, for its 87.5% interest and to assume and retire $20,079,000 of debt. The Company recorded $12,127,000 of goodwill and $12,800,000 of other intangible assets. Speedco generated unaudited revenues of approximately $46,000,000 and unaudited pre-tax income of approximately $4,800,000 in 2003. The Company reports Speedco as a separate segment.

On June 10, 2004, Speedco, Inc. acquired the assets of six licensed locations, which were owned and operated by PM Express, Inc. Speedco paid approximately $15,609,000, net of cash acquired, for these assets. The Company recorded $5,194,000 of goodwill. These locations generated unaudited revenues of approximately $10,800,000 and unaudited pre-tax income of approximately $400,000 in 2003.

During 2004, the Company's TDS segment acquired seven commercial and retail outlets and two retread plants for $4,163,000.

Sale of TDS Locations

Bandag's TDS subsidiary sold or closed 21 locations during 2004, 44 locations during 2003 and 27 locations during 2002. The Company considers TDS to be essential in order to protect Bandag's distribution where no independent Bandag franchise exists. Bandag will continue to divest TDS locations where an independent Bandag dealer is willing to buy the location and when it is a sensible decision for the Company to sell. Bandag will also continue to purchase locations for TDS if it is necessary to maintain Bandag's distribution in an area. In currently unprofitable locations where TDS must operate to maintain Bandag's presence to serve its fleet customers, the Company intends to continue to improve operational efficiencies to achieve profitability.

During 2004, the Company's TDS segment sold 19 locations with a net carrying value of $18,496,000 for cash of $13,407,000 and assumed liabilities of $4,251,000. The assets of these locations consisted primarily of inventory and property, plant and equipment. The divestitures resulted in a loss before income taxes, minority interest and cumulative effect of accounting change of $838,000 which was recorded in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings. During 2004, TDS also closed two locations.

In conjunction with the divestiture of certain TDS locations in 2003, Bandag guaranteed a portion of third-party loans to a dealer. Bandag's exposure under these guarantees is $2,463,000. The guarantees are secured by assets of the dealer. The remaining term of the guarantees is two years. The fair value of the guarantees, which was originally determined to be $600,000 and is currently valued at $317,000, is included in long-term debt and other obligations in the Company's Consolidated Balance Sheet with an offsetting charge of $600,000 included in engineering, selling, administrative and other expenses on the Consolidated Statements of Earnings in 2003.

The divested and closed locations had net sales and loss before income taxes, minority interest and cumulative effect of accounting change as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Net sales	$60,504	$115,592	$239,571
Loss before income taxes, minority interest and cumulative effect of accounting change	$ (606)	$ (2,627)	$ (4,396)

Outsourcing Agreement

On May 3, 2004 Bandag announced that Yellow Roadway Corporation elected on April 30, 2004 not to renew the existing Bandag outsourcing agreement for Roadway Express tire and wheel services in place since 1999 and, in accordance with the terms of the agreement, would be repurchasing the tire and wheel assets from Bandag. On July 9, 2004 Bandag received an initial payment of approximately $32,243,000 and received a final payment of approximately $1,781,000 on July 29, 2004. These tire and wheel assets had net carrying values of approximately $33,700,000 and $31,700,000 as of June 30, 2004 and December 31, 2003, respectively, and were classified with other current assets in the Company's Condensed Consolidated Balance Sheets. Bandag's annual revenues under the contract in 2003, including revenue derived from sales of retread materials to dealers performing services under the agreement, were approximately $27,500,000. Bandag estimates that the agreement contributed approximately $4,000,000 to consolidated net earnings in 2003, or approximately $0.21 per diluted share. The foregoing discussion concerning the economic contribution attributable to the Roadway Express agreement in 2003 overstates the potential financial impact to Bandag on the termination of the agreement since it does not take into account or reflect the contribution to earnings which Bandag will recognize upon the investment of the proceeds derived from the sale of the tires and wheels to Yellow Roadway Corporation.

Sale of South Africa Operations

Effective December 1, 2004, the Company sold the business of Bandag in South Africa. Due to the foreign operations reporting on a one month lag, this transaction will not be recorded until 2005. These operations represent less than 2% of net sales and total assets of the Company and contributed approximately $1,500,000 and $600,000 to pre-tax income in 2004 and 2003, respectively. The purchase price of approximately $3,500,000 consists of a cash payment of approximately $2,000,000 with the remainder to be paid in equal installments over five years. The actual payment in U.S. Dollars will depend on the currency fluctuations of the Euro and the South African Rand over the five year period. In relation to the installment payments, Bandag is considered the "Primary Beneficiary" under FASB Interpretation No. 46, revised December 2003 (FIN 46R), "Consolidation of Variable Interest Entities". Under the guidance of FIN 46R Bandag will continue to consolidate the South African operations on its financial statements as long as Bandag is considered to be the Primary Beneficiary. Although determination of Bandag as the Primary Beneficiary could change based on changes in the capitalization of the South African operations, based on the current facts, Bandag would be considered the Primary Beneficiary until final payment has been made. As a result, Bandag must defer recognition of the expected net loss of approximately $14,000,000 to $17,000,000, or approximately $0.70 to $0.90 diluted earnings per share, until the earlier of final payment of the five year obligation, which is expected to be December 1, 2009, or until it is no longer considered the Primary Beneficiary within the meaning of FIN 46R. The expected loss may fluctuate over the five-year period depending on the stability of the Euro and the South African Rand. The expected loss is primarily due to the cumulative translation adjustment of approximately $14,000,000 that is recorded in the Bandag Consolidated Balance Sheet related to the South African operation. The expected loss will not affect Bandag's cash flow, but rather will be an accounting entry which will reduce net earnings.

RESULTS OF OPERATIONS

Results include the Company's three reportable operating segments – its Traditional Business, TDS and Speedco.

Net Sales

Consolidated net sales in 2004 increased $37,796,000, or 5%, from 2003. This included $55,065,000 of net sales provided by Speedco and an increase of $20,223,000 due to the effect of translating foreign currency denominated net sales into U.S. dollars. These increases in consolidated net sales were offset by a $38,932,000 decrease in TDS net sales primarily as a result of the divestitures and closures in 2004 and 2003. The Company's sales pattern is tied to the overall performance of the economy and to the level of trucking activity.

Other Income

Other income in 2004 includes a gain of approximately $6,000,000 due to the sale of assets.

Gross Profit Margins

Consolidated gross profit margin for 2004 decreased 0.5 percentage points from 2003. Gross profit margin was negatively impacted by higher raw material costs in the Traditional Business.

Operating and Other Expenses

Consolidated operating and other expenses increased $16,084,000, or 7%, from 2003. The increase in consolidated operating and other expenses was substantially impacted by $14,943,000 of expenses related to the Speedco operations in 2004 and a decrease in TDS operating and other expenses of $13,239,000 which primarily resulted from the divestitures and closures. Consolidated operating and other expenses were also negatively impacted by higher personnel costs and the higher translated value of the Euro, Brazilian Real and the South African Rand.

Net Earnings

Consolidated earnings before income taxes, minority intererst and cumulative effect of accounting change increased $1,002,000, or 1%, from 2003. Consolidated net earnings in 2004 were $66,880,000, or $3.39 per diluted share, as compared to $60,200,000, or $3.11 per diluted share in 2003. Consolidated net earnings in 2004 includes $3,700,000, or $0.19 per diluted share, due to the sale of assets. Consolidated net earnings in 2004 were also favorably impacted by $7,200,000, or $0.37 per diluted share, for the resolution and reassessment of certain tax matters. Consolidated net earnings in 2003 included favorable tax adjustments of $3,000,000, or $0.15 per diluted share, due to the resolution of certain tax matters.

TRADITIONAL BUSINESS

North America

The Company's Traditional Business operations located in the United States and Canada, together with Tire Management Solutions, Inc. (TMS) and Quality Design Systems, Inc. (QDS), are integrated and managed as one unit, which is referred to internally as **North America**. North America sells to independent dealers as well as to TDS and other subsidiaries. Sales to TDS and other subsidiaries are eliminated in consolidation. Accordingly, as TDS locations are divested and become unaffiliated Bandag customers, sales to independent dealers should benefit.

The table below depicts the breakout of North America's retread product sales between TDS and independent dealers:

(in thousands)	Year Ended December 31,		
Retread Product Sales	2004	2003	Increase (Decrease)
Sales to Independent Dealers	$355,305	$343,687	3.4%
Sales to TDS	24,253	31,341	-22.6%
Total Retread Product Sales	$379,558	$375,028	1.2%

Retread product sales to independent dealers were influenced by several factors, including increased sales to independent dealers that purchased TDS locations and the positive effect of translating Canadian dollar foreign currency denominated results to U.S. dollars of approximately $4,021,000. Retread product sales for 2004 were negatively impacted by a decrease in volume of 1%, a portion of which is attributed to the loss of the Roadway business. The decrease in retread product sales to TDS is primarily due to the divestitures and closures of TDS locations. Net sales were positively impacted by an adjustment of approximately $1,445,000 related to a reassessment of dealer marketing program accruals. North America other sales decreased $11,004,000, which is primarily due to the loss of the Roadway business.

Higher raw material costs and lower volume primarily resulted in a 2.8 percentage point decrease in North America's gross profit margin in 2004 as compared to 2003.

North American operating and other expenses in 2004 were $1,845,000, or 2% higher than 2003 expenses. North America operating and other expenses were negatively impacted by a $1,100,000 adjustment related to a reassessment of sales tax accruals. North America other income was positively impacted by a gain on sale of assets of approximately $6,000,000, which included a gain of $1,937,000 from the sale of certain assets of QDS and a gain of approximately $3,400,000 from the sale of the Chino, California facility. Lower gross profit margin and increased operating and other expenses primarily resulted in a decrease for North America of $5,995,000 in earnings before income taxes, minority interest and cumulative effect of accounting change for 2004 as compared to 2003.

EMEA

The Company's operations located in Europe principally service markets in European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. This collection of countries is under one management group and is referred to internally as **EMEA**. Net sales in EMEA increased $7,625,000, or 9%, from 2003, on a 5% decrease in volume. The increase in net sales is substantially due to the effect of translating foreign currency denominated net sales to U.S. dollars of approximately $10,960,000. Gross profit margin increased 1.7 percentage points from 2003, primarily due to price increases targeted to improve margins.

Operating and other expenses increased $4,662,000, or 17%, from 2003, primarily due to the higher translated value of the Euro and higher personnel related costs. Primarily as a result of higher operating expenses, partially offset by higher net sales and gross margin, EMEA recorded income before income taxes, minority interest and cumulative effect of accounting change of $2,789,000 in 2004 as compared to $3,442,000 in 2003.

International

The Company's exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela and royalties from a licensee in Australia, are combined under one management group referred to internally as **International**. International net sales increased $12,199,000, or 13%, from 2003 on a 4% increase in volume. Net sales were positively impacted by approximately $5,242,000 due to the effect of translating foreign currency denominated net sales to U.S. dollars and by price increases in Brazil. Gross profit margin for 2004 decreased slightly from the prior year.

Operating and other expenses increased $2,506,000, or 12%, from 2003, primarily due to the higher translated value of the foreign Brazilian Real and the South African Rand. Primarily as a result of higher net sales, partially offset by higher operating and other expenses, earnings before income taxes, minority interest and cumulative effect of accounting change increased $1,784,000 in 2004 as compared to 2003.

TIRE DISTRIBUTION SYSTEMS, INC.

TDS net sales decreased $38,932,000, or 16%, as compared to 2003, primarily due to the divestitures and closures, throughout 2004 and 2003. These divested and closed locations had sales of approximately $60,504,000 and $115,592,000 for 2004 and 2003, respectively. TDS gross profit margin increased 0.4 percentage points from 2003.

Operating and other expenses decreased $13,239,000, or 21%, primarily due to the divestitures and closures partially offset by the loss on divestitures of $838,000. TDS recorded earnings before income taxes, minority interest and cumulative effect of accounting change of $1,506,000 in 2004 as compared to a loss, on the same basis, of $3,017,000 in 2003.

See "OVERVIEW – Sale of TDS locations" hereunder for a discussion of the sale of TDS locations in 2004.

SPEEDCO, INC.
Speedco, which was acquired February 13, 2004, and its six licensees which were acquired June 10, 2004, had net sales for 2004 of $55,065,000. Speedco recorded earnings before income taxes, minority interest and cumulative effect of accounting change of $6,249,000 for 2004.

OTHER
The Company's Other segment consists of corporate expenses, interest income on invested cash balances and interest expense on long-term and short-term debt. Corporate expenses were negatively impacted by increased professional fees and personnel related costs and the higher translated value of the Euro, Brazilian Real and South African Rand.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

RESULTS OF OPERATIONS
Results include the Company's two reportable operating segments – its Traditional Business and TDS.

Net Sales
Consolidated net sales in 2003 decreased $84,106,000 or 9% from 2002. This included an increase of $22,083,000 or 4% in the Traditional Business, primarily resulting from $15,838,000 due to the effect of translating foreign currency denominated net sales into U.S. dollars. The decrease in consolidated net sales is primarily due to a $125,208,000 decrease in TDS net sales primarily as a result of the divestitures and closures of 71 locations in 2003 and 2002. The Company's sales pattern is tied to the overall performance of the economy and to the level of trucking activity.

Gross Profit Margins
Consolidated gross profit margin for 2003 increased 0.4 percentage points from 2002. Consolidated gross profit margin was positively impacted by decreased TDS sales which carry lower margins. Traditional Business gross profit margin decreased 2.3 percentage points from 2002. The decrease in Traditional Business gross profit margin is primarily the result of margin erosion in North America.

Operating and Other Expenses
Consolidated operating and other expenses decreased $36,145,000 or 13% from 2002. The decrease in consolidated operating and other expenses primarily resulted from the TDS divestitures and closures coupled with the absence of several charges recorded in 2002: approximately $10,700,000 of litigation expenses, $2,700,000 related to impairment charges recorded against the carrying value of the Company's joint venture in India, and operations in Brazil and Venezuela, and $2,500,000 of expenses related to converting SystemBandag users to the RoadWare™ software system. Interest expense decreased $4,454,000 from 2002, primarily due to a reduction in debt of approximately $66,000,000 in December 2002.

Net Earnings
Consolidated earnings before income taxes and cumulative effect of accounting change increased $12,382,000, or 17%, from 2002. Consolidated net earnings in 2003 were $60,200,000, or $3.11 per diluted share, as compared to $446,000, or $0.02 per diluted share in 2002. A cumulative effect of accounting change of $49,607,000 net of income tax, or $2.50 per diluted share, was recorded in 2002 in accordance with SFAS 142, "Goodwill and Other Intangible Assets" to recognize impairment of goodwill, substantially all of which related to TDS.

Net income for each of 2003 and 2002 included favorable tax adjustments of approximately $3,000,000, or $0.15 per diluted share, resulting from the resolution of certain tax matters. Repurchases of 418,371 shares of Bandag Class A Common Stock and 1,114,746 shares of Bandag Class B Common Stock during 2002 had a favorable impact on diluted earnings per share of $0.08.

TRADITIONAL BUSINESS

North America

North America sells to independent dealers as well as to TDS and other subsidiaries. Sales to TDS and other subsidiaries are eliminated in consolidation. Accordingly, as TDS locations are divested and become unaffiliated Bandag customers, sales to independent dealers should benefit.

The table below depicts the breakout of North America's retread product sales between TDS and independent dealers:

(in thousands)	Year Ended December 31,		
Retread Product Sales	2003	2002	Increase (Decrease)
Sales to Independent Dealers	$343,687	$330,474	4.0%
Sales to TDS	31,341	49,841	-37.1%
Total Retread Product Sales	$375,028	$380,315	-1.4%

The increase in retread product sales to independent dealers is due to several factors including (a) increased sales to independent dealers that purchased TDS locations, (b) the effect of translating Canadian dollar denominated sales to U.S. dollars of $5,185,000, and (c) the impact of a January 1, 2003 price increase. These factors were partially offset by a 5% decrease in volume. The decrease in retread product sales to TDS is primarily due to the divestitures and closures of TDS locations. North America's 2002 tread rubber orders reflected the impact of North American dealers buying ahead of the January 2003 price increase. A portion of those orders were shipped in first quarter 2003. As a result, North American sales backlog at year end 2003 was approximately $5,000,000 below the previous year level.

Higher raw material costs coupled with higher manufacturing costs and lower volume primarily resulted in a 5.8 percentage point decrease in North America's gross profit margin in 2003 as compared to 2002.

North American operating and other expenses in 2003 were $4,138,000, or 4% higher than 2002 expenses, primarily due to $5,800,000 of increased pension expense offset by the absence of approximately $2,500,000 in expense related to converting SystemBandag users to the RoadWare™ software system which was recorded in 2002. Lower gross profit margin and increased operating and other expenses primarily resulted in a decrease for North America of $16,727,000 in earnings before income taxes, minority interest and cumulative effect of accounting change for 2003 as compared to 2002.

EMEA

Net sales in EMEA increased $15,888,000, or 24%, from 2002, including a $13,474,000 increase due to the effect of translating foreign currency denominated net sales to U.S. dollars and a 3% increase in volume. Gross profit margin increased 4.7 percentage points from 2002, primarily due to the absence of approximately $3,000,000 of restructuring charges recorded in 2002.

Operating and other expenses increased $3,550,000, or 15%, from 2002, primarily due to the higher translated value of the Euro and higher expenses related to securing new fleet contracts. Primarily as a result of higher net sales and gross margin, partially offset by higher operating and other expenses, EMEA recorded income before income taxes, minority interest and cumulative effect of accounting change of $3,442,000 as compared to a loss in 2002 of $1,429,000 on the same basis.

International

International net sales increased $5,553,000, or 6%, from 2002 primarily due to price increases in Brazil and South Africa, partially offset by an 8% decrease in volume. Gross profit margin decreased 2.4 percentage points from 2002 due mainly to higher raw material costs, partially offset by price increases.

Operating and other expenses decreased $5,909,000, or 22%, from 2002, primarily due to the absence of $2,700,000 related to impairment charges recorded in 2002. Primarily as a result of higher net sales and lower operating and other expenses, earnings before income taxes, minority interest and cumulative effect of accounting change increased $6,060,000 in 2003 as compared to 2002.

TIRE DISTRIBUTION SYSTEMS, INC.

TDS net sales decreased $125,208,000, or 34%, as compared to 2002, primarily due to the divestitures and closures of 71 locations throughout 2003 and 2002. These divested and closed locations had sales of approximately $40,982,000 and $164,199,000 for 2003 and 2002, respectively. TDS gross profit margin increased 1.8 percentage points from 2002. TDS gross profit margin was positively impacted by increased sales of higher margin product coupled with a decrease in cost of sales due to reduced inventory shrink and obsolescence.

Operating and other expenses decreased $32,376,000, or 34%, primarily due to the divestitures and closures partially offset by the loss on divestitures of $989,000. TDS recorded a loss before income taxes and cumulative effect of accounting change of $3,017,000 in 2003 as compared to $11,382,000 in 2002.

OTHER

Other expenses for 2002 included expenses related to the Company's litigation with Michelin in the amounts of $10,700,000. Interest expense decreased by $4,454,000 in 2003 as a result of the Company paying approximately $66,000,000 of debt in December 2002.

IMPACT OF INFLATION AND CHANGING PRICES

Historically, it has generally been the Company's practice to adjust its selling prices and sales allowances to reflect changes in production and raw material costs in order to maintain its gross profit margin. To soften the impact of higher raw material costs caused by increases in oil prices the Company increased selling prices in the United States and Canada effective December 1, 2004 and increased selling prices in some foreign locations during the year. The Company may continue to increase prices if raw material costs rise further; however, due to competitive pressure and the decreasing difference between the price on a Bandag retread and a substitute new tire, the Company believes its ability to continue to pass on such increases may be diminished. The ability of the Company to raise prices does not eliminate its exposure to pricing risks on its fleet contract business due to the terms of the agreements.

Replacement of fixed assets requires a greater investment than the original asset cost due to the impact of general price level increases over the useful lives of plant and equipment. This increased capital investment would result in higher depreciation charges affecting both inventories and cost of products sold.

FINANCIAL CONDITION

Liquidity and Capital Resources

As of December 31, 2004, the Company had cash and cash equivalents of $202,761,000 as compared to $189,976,000 at December 31, 2003. The sale of tire and wheel assets discussed under "OVERVIEW – Outsourcing Agreement" contributed $34,023,000 to cash and cash equivalents for 2004. Cash and cash equivalents was negatively impacted by the Company's use of cash for the acquisition of Speedco on February 13, 2004 and the acquisition of the six licensees from PM Express on June 10, 2004. The Company's ratio of total current assets to total current liabilities was 3.1 to 1 at December 31, 2004 with current assets exceeding current liabilities by $328,062,000. The Company believes it has an adequate cash balance for future cash needs.

Net cash provided by operating activities for the twelve months ended December 31, 2004 was $95,085,000, primarily due to net earnings and depreciation. The only changes in working capital requirements are for normal business growth.

The Company typically funds its capital expenditures from operating cash flows. During 2004, the Company spent $45,150,000 for capital expenditures as compared to $17,563,000 in 2003. The Company anticipates capital expenditures of $55,000,000 to $70,000,000 in 2005. The increase in capital expenditures in 2004 and 2005 is primarily due to expenditures made and to be made by Speedco for new facilities and expansion of existing facilities.

On February 13, 2004, the Company acquired an 87.5% majority interest in Speedco, Inc. from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. In total, Bandag paid $53,716,000 for its 87.5% interest and to assume and retire $20,079,000 of debt. On June 10, 2004, Speedco, Inc. acquired the assets of six licensed locations, which were owned and operated by PM Express, Inc. Speedco paid $15,609,000 for these assets. During 2004, the Company sold 19 TDS locations for cash proceeds of $13,407,000.

The Company invests excess funds over various terms, but only instruments with an original maturity date of over 90 days are classified as investments for balance sheet purposes. The Company's maturities of investments exceeded purchases by $10,808,000 during 2004, resulting in no investments with an original maturity date of over 90 days at December 31, 2004.

As of December 31, 2004, the Company had available uncommitted and committed lines of credit totaling $72,335,000 in the United States for working capital purposes. Also, the Company's foreign subsidiaries had approximately $35,748,000 in credit and overdraft facilities available to them. From time to time during 2004, the Company borrowed funds to supplement operational cash flow needs or to settle intercompany transactions. The Company's long-term liabilities totaled $29,963,000 at December 31, 2004, which is approximately 5% of the combined total of long-term liabilities and shareholders' equity; and is a decrease of $5,296,000 from December 31, 2003.

During the year, the Company paid $7,368,000 on short-term notes payable and long-term obligations compared to $7,066,000 in 2003.

Cash dividends totaled $25,164,000 in 2004 compared to $24,595,000 in 2003. Cash dividends per share declared were $1.305 in 2004 compared to $1.285 in 2003.

On June 19, 2002, the Company purchased 1,114,746 shares of Bandag Class B Common Stock and 418,371 shares of Bandag Class A Common Stock from Lucille A. Carver, widow of the Company's founder, for approximately $40,184,000.

OFF BALANCE SHEET ARRANGEMENTS

In conjunction with the divestiture of certain TDS locations in 2003, the Company guaranteed a portion of third-party loans to a dealer. Bandag's exposure under these guarantees is $2,463,000. The guarantees are secured by assets of the dealer. The remaining term of the guarantees is two years.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Following is a summary of the Company's commitments as of December 31, 2004 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	2005	2006-2007	2008-2009	After 2009
Long-term debt	$ 17,143	$ 5,714	$11,429	$ -	$ -
Interest on long-term debt	2,901	1,389	1,353	139	20
Operating leases	52,767	9,433	14,470	7,430	21,434
Purchase commitments	143,584	143,584	-	-	-
Pension[1]	6,951	993	1,986	1,986	1,986
Post retirement medical liability[1]	8,477	498	1,080	1,050	5,849
DMR commitments[2]	6,025	2,025	2,000	2,000	-
Other obligations	22,188	11,633	5,319	1,530	3,706
Total contractual obligations	$260,036	$175,269	$37,637	$14,135	$32,995

	Total Amounts	Amount of Commitments Expiration Per Period			
Other Commercial Commitments	Committed	2005	2006-2007	2008-2009	After 2009
Standby Letters of Credit[3]	$19,579	$19,579	$ -	$ -	$ -

(1) Future pension contributions are expected to approximate 2005 estimates of $993. Post retirement medical contributions are expected to approximate 2005 estimates of $498.

(2) The Company has entered into various agreements with certain customers and is obligated to reimburse those customers an amount based on an increase in sales volume. The actual payments will range from $0 to the total obligated amounts.

(3) Standby letters of credit are provided to the Company's insurance administrators to cover costs associated with self insurance liabilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

The Company is exposed to market risk from changes in interest rates, foreign exchange rates, and commodity prices. To mitigate such risks, the Company enters into various derivative transactions. All derivative transactions are authorized and executed pursuant to clearly defined Company policies and procedures, which strictly prohibit the use of financial instruments for trading purposes. Analytical techniques and selective derivative instruments are applied to manage and monitor such market exposures.

Foreign Currency Exposure

Foreign currency exposures arising from cash flow transactions include firm commitments and anticipatory transactions. Translation exposure is also part of the overall foreign exchange risk. The Company's exposure to foreign currency risks exists primarily with the Brazilian real, Canadian dollar, Mexican peso, Japanese yen and European Union euro. The Company regularly enters into foreign currency contracts primarily using foreign exchange forward contracts and options to manage the foreign currency risks associated with most of its firm commitment exposures. The Company also employs foreign exchange forward contracts as well as option contracts to manage the foreign currency risks associated with approximately 40% - 60% of its anticipated future cash flow transactions within the coming twelve months. The notional amount of these contracts at December 31, 2004 and 2003 were $4,293,000 and $5,286,000, respectively. The Company also limits its exposure to foreign currency fluctuations by entering into offsetting asset or liability positions and by establishing and monitoring limits on unmatched positions. The Company's pre-tax earnings from foreign subsidiaries and affiliates translated into U.S. dollars using a weighted-average exchange rate was $16,946,000 and $18,046,000 for the years ending December 31, 2004 and 2003, respectively. On that basis, the potential loss in the value of the Company's pre-tax earnings from foreign subsidiaries resulting from a hypothetical 10% adverse change in foreign currency exchange rates would have been $1,540,000 in 2004 and $1,659,000 in 2003.

The Company also has foreign currency exposure arising from the translation of the Company's net equity investment in its foreign subsidiaries to U.S. dollars. The Company generally views as long-term its investments in foreign subsidiaries with functional currencies other than the U.S. dollar. The primary currencies to which the Company is exposed are the European euro, Brazilian real, Mexican peso, Canadian dollar and South African rand. A 10% change in foreign currency exchange rates from balance sheet date levels would have impacted the Company's net foreign investments by $10,744,000 and $10,651,000 at December 31, 2004 and 2003, respectively.

Interest Rate Exposure

In order to mitigate the impact of fluctuations in the general level of interest rates, the Company generally maintains a large portion of its debt as fixed rate in nature by borrowing on a long-term basis. At December 31, 2004 and 2003, the Company had outstanding debt of $17,143,000 and $22,857,000, respectively. At December 31, 2004 and 2003, the fair value of the Company's debt was $17,734,000 and $23,809,000, respectively. In addition, at December 31, 2004 and 2003, the fair value of securities held for investment was $148,727,000 and $97,958,000, respectively. The fair value of the Company's total long-term debt and its securities held for investment would not be materially affected by a hypothetical 10% adverse change in interest rates. Therefore, the effects of interest rate changes on the fair value of the Company's financial instruments are limited. Securities held for investment primarily consist of obligations of states and political subdivisions of a short-term nature.

Commodities Exposure

Due to the nature of its business, the Company procures almost all of its synthetic rubber, which is the predominant raw material used in manufacturing tire tread, at quarterly fixed rates using contracts with the Company's main suppliers. Historically, the Company increases its selling prices and sales allowances to reflect significant changes in commodity costs; however, due to competitive pressures and the decreasing difference between the price on a Bandag retread and a substitute new tire, the Company believes its ability to continue to pass on such increases may be diminished. To soften the impact of higher raw material costs caused by increases in oil prices, the Company increased selling prices in the United States and Canada effective December 1, 2004 and increased selling prices in some foreign locations during the year. Therefore, the Company's exposure is limited to the extent selling price increases fail to offset increases in commodity costs. The ability of the Company to raise prices does not eliminate its exposure to pricing risks on its fleet contract business due to the terms of the related agreements.

CRITICAL ACCOUNTING POLICIES

Bandag's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of the accounting policies that currently affect its financial condition and results of operations. The Company's senior management has discussed the development and selection of critical accounting estimates and related management's discussion and analysis disclosures with the audit committee of the board of directors.

Accounts Receivable

Bandag's global credit policies are corporately determined and managed through business unit credit and financial management departments to insure compliance with local laws and to effect proper credit and collections at the country level.

A significant percentage of the Company's global accounts receivable are obligations of franchisees. The majority of these accounts receivable are extended within North America. However, Bandag competes in the global marketplace and credit is also extended outside of the United States. Bandag continuously monitors political, social and economic risks to insure sound credit decisions are made within these foreign markets.

Bandag also extends credit in North America to customers in the trucking and transportation industry. Credit is extended to large national and regional customers on a contractual basis through Bandag. Smaller regional and local trucking customers are provided credit through TDS.

Management evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where management is aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected. General reserves for bad debts are maintained based upon the length of time the receivables are past due and upon historical write-off experience by geographic location. Credit losses have been within management's expectations.

Goodwill and Trade Name Asset Valuation

The Company reviews the carrying value of goodwill and trade name assets annually utilizing discounted cash flow models. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting unit's goodwill and trade name assets' fair value and result in an impairment charge. The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and trade name assets that totaled $30,821,000 at December 31, 2004. However, the current fair values of the Company's reporting unit's goodwill and trade name assets are in excess of carrying values, and accordingly management believes that only significant changes in cash flow assumptions would result in impairment.

Income Taxes

The Company utilizes the asset and liability method of accounting for deferred income taxes, which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary timing differences between the tax and financial statement basis of assets and liabilities. At December 31, 2004, the Company had net deferred tax assets of $27,838,000. This balance consists of approximately $33,350,000 of net deferred tax assets primarily related to the timing of income and deductions for tax versus books, and $5,512,000 of net deferred tax liabilities primarily related to the unremitted earnings of foreign subsidiaries. Deferred taxes on the unremitted earnings of foreign subsidiaries are provided under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax asset is reviewed annually to determine the probability of realizing the asset. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset. Refer to Note 12 of the consolidated financial statements for further details.

The Company believes it has a reasonable basis in the tax law for all of the positions it takes on the various federal, state and foreign tax returns it files. However, in recognition of the fact that various taxing authorities may not agree with the Company's position on certain issues, that the cost of litigation in maintaining the positions that the Company has taken on various issues might be significant, and that the taxing authorities may prevail in their attempts to overturn such possibilities, the Company maintains tax reserves. These reserves, the potential issues they are intended to cover, as well as their adequacy to do so, are reviewed both internally and with outside tax professionals on a regular and frequent basis. Periodic adjustments are made to such reserves to reflect the lapsing of statutes of limitations, closings of ongoing examinations or commencement of new examinations, and changes in tax law or interpretations of tax law.

The Company has completed a preliminary analysis of the repatriation provisions provided by the American Jobs Creation Act (the Act) that was signed into law on October 22, 2004. The Act created a special one-time tax deduction relating to the repatriation of certain foreign earnings during either 2004 or 2005. It was determined that the Act provided no benefit to the Company for any foreign earnings repatriated during the year ended December 31, 2004 and therefore no amounts have been recognized in the financial statements under the repatriation provision. Analysis is not yet complete for amounts that may be repatriated during the year ended December 31, 2005.

Marketing Programs

Distribution Management Request (DMR) is a marketing program designed to increase Company market share by enhancing dealer capability and franchise value. Enhanced dealer capabilities and franchise values are achieved primarily through Company-provided financial assistance towards the acquisition of equipment, service vehicles, facility expansions and other items aligned with Company goals.

Under the DMR Program, the Company provides financial assistance primarily in the form of DMR promissory notes from the dealer to Bandag. The proceeds from the promissory notes can only be used by the dealer toward the acquisition of equipment (including equipment sold by the Company), service vehicles, facility expansions and other items aligned with Company goals. The notes have a term of up to five years. However, if the dealer achieves a business objective, typically purchasing a specified amount of tread rubber each year, then the Company forgives either part or all of the principal and interest for that year. The Company records a reduction in sales for the costs of the program as financial assistance is provided. The DMR reserve at December 31, 2004, 2003 and 2002 was $14,189,000, $15,529,000 and $18,927,000, respectively. In 2004, 2003 and 2002, DMR costs of $7,830,000, $4,905,000 and $8,628,000, respectively, were recorded as a reduction of sales. For those DMR agreements that do not include notes, the Company records expense and a corresponding liability, or discloses such agreements in accordance with SFAS No. 5, "Accounting for Contingencies."

Pension Plans

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States. The Company has not made any contributions to any of the United States pension plans since plan year 1997 because the fully funded status of the plans would preclude a tax deduction. SFAS No. 87 and the policies used by the Company generally reduce the volatility of pension income or expense arising from changes in the pension liability discount rates and the performance of the pension plan's assets.

An important element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on assets. The Company's long-term rate of return assumption for its United States plans remains 7.0% as of December 31, 2004. This assumption is based on expected marginal returns in the equity markets. The Company has historically had returns in excess of 7.0%; however; the Company has experienced losses in two of the last five years. The Company believes the assumption of future returns is reasonable.

Each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high quality, fixed-income investments. The discount rate for December 31, 2004 was 5.75%.

For the years ended December 31, 2004 and 2003, the Company recognized consolidated pre-tax pension expense of $3,976,000 and $4,670,000, respectively. The Company estimates pension expense will be approximately $4,600,000 for 2005. Refer to Note 17 of the consolidated financial statements for further details.

A 50 basis point increase in the assumed discount rate would have changed pension and other postretirement benefit obligations by approximately $9,097,000 at December 31, 2004, and changed pension and postretirement benefit costs by approximately $857,000. A 50 basis point decrease in the assumed discount rate would have changed pension and other postretirement benefit obligations by approximately $10,216,000 at December 31, 2004, and changed pension and postretirement benefit costs by approximately $937,000. A 50 basis point increase or decrease in the assumed expected long-term rate of return on plan assets would have changed pension costs by approximately $478,000 for 2004.

NEW ACCOUNTING STANDARDS

On December 16, 2004, the Financial Accounting Standard Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 125, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted no later than July 1, 2005 and early adoption is permitted in periods in which financial statements have not yet been issued.

The Company adopted the fair-value-based method of accounting for share-based payments in 1999 using the "modified prospective method" described in SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The Company does not anticipate that adoption of SFAS No. 123(R) will have a material impact on its results of operations or its financial position. However, SFAS No. 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $1,094,000, $149,000, and $57,000 in 2004, 2003 and 2002, respectively.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the discussion under the caption "Quantitative and Qualitative Disclosures About Market Risk" in Item 7 of this Form 10-K, "Management's Discussion and Analysis of Operations and Financial Condition," which is incorporated herein by reference.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Management

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report on Form 10-K. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

We are also responsible for establishing and maintaining adequate internal controls over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal controls over financial reporting and is embodied in our Business Ethics Policy. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal controls over financial reporting are supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent auditors and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2004.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.

Bandag, Incorporated

/s/ Martin G. Carver
Martin G. Carver
Chairman of the Board,
Chief Executive Officer and President
(Principal Executive Officer)

/s/ Warren W. Heidbreder
Warren W. Heidbreder
Vice President, Chief Financial
Officer (Principal Financial Officer)

/s/ Charles W. Vesey
Charles W. Vesey
Corporate Controller
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Bandag, Incorporated

We have audited management's assessment, included in the accompanying Report of Management, that Bandag, Incorporated maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bandag, Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Bandag, Incorporated maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bandag, Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bandag, Incorporated as of December 31, 2004 and, as restated, 2003, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2004 and, as restated, 2003 and 2002, and our report dated February 28, 2005 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP
Chicago, Illinois

February 28, 2005

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Bandag, Incorporated

We have audited the accompanying consolidated balance sheets of Bandag, Incorporated as of December 31, 2004 and, as restated, 2003, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for the years ended December 31, 2004 and, as restated, 2003 and 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bandag, Incorporated at December 31, 2004 and, as restated, 2003, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2004 and, as restated, 2003 and 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bandag Incorporated's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Chicago, Illinois

February 28, 2005

Bandag, Incorporated
Consolidated Balance Sheets

In thousands	December 31 2004	2003 restated
Assets		
Current Assets		
Cash and cash equivalents	**$202,761**	$189,976
Investments – Note 7	**-**	10,808
Accounts receivable, less allowance (2004 – $14,734; 2003 - $16,350)	**157,809**	156,894
Inventories:		
Finished products	**55,056**	50,112
Material and work in process	**14,836**	12,653
	69,892	62,765
Deferred income tax assets – Note 12	**35,340**	32,484
Tire and wheel assets – Note 6	**-**	31,700
Prepaid expenses and other current assets	**20,453**	14,549
Total Current Assets	**486,255**	499,176
Property, Plant and Equipment, on the basis of cost:		
Land	**20,935**	8,203
Buildings and improvements	**147,613**	107,642
Machinery and equipment	**353,452**	345,933
Construction and equipment installation in progress	**12,008**	4,216
	534,008	465,994
Less allowances for depreciation and amortization	**(363,990)**	(358,019)
	170,018	107,975
Goodwill	**18,421**	-
Intangible assets, less accumulated amortization (2004 - $2,780; 2003 - $8,856)	**16,813**	2,936
Deferred income tax asset – Note 12	**-**	2,753
Other assets	**39,220**	44,447
Total Assets	**$730,727**	$657,287

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Balance Sheets (continued)

In thousands	December 31 2004	2003 restated
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	**$ 33,138**	$ 25,710
Accrued employee compensation and benefits	**38,412**	36,978
Accrued marketing expenses	**28,288**	31,845
Other accrued expenses	**31,462**	22,202
Dividends payable	**6,418**	6,260
Income taxes payable	**2,995**	14,946
Short-term notes payable and current portion of other obligations	**17,845**	10,252
Total Current Liabilities	**158,558**	148,193
Long-term debt and other obligations – Note 8	**29,963**	35,259
Deferred income tax liabilities	**7,502**	-
Minority interest	**2,417**	-
Shareholders' Equity – Note 16		
Common Stock; $1.00 par value; authorized 21,500,000 shares; Issued and outstanding – 9,117,212 shares in 2004; 9,099,745 shares in 2003	**9,117**	9,100
Class A Common Stock; $1.00 par value; authorized 50,000,000 shares; Issued and outstanding – 9,416,058 shares in 2004; 9,249,756 shares in 2003	**9,416**	9,250
Class B Common Stock; $1.00 par value; authorized 8,500,000 shares; Issued and outstanding – 918,591 shares in 2004, 918,688 shares in 2003	**919**	919
Additional paid-in capital	**29,334**	17,903
Retained earnings	**513,152**	474,257
Accumulated other comprehensive loss:		
Minimum pension liability	**(495)**	(601)
Foreign currency translation adjustment	**(29,156)**	(36,993)
	(29,651)	(37,594)
Total Shareholders' Equity	**532,287**	473,835
Total Liabilities and Shareholders' Equity	**$730,727**	$657,287

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Earnings

In thousands, except per share data	Year Ended December 31		
	2004	2003	2002 restated
Income			
Net sales	**$854,193**	$816,397	$900,503
Other	**13,760**	6,954	6,426
	867,953	823,351	906,929
Cost and Expenses			
Cost of products sold	**536,116**	508,139	563,689
Engineering, selling, administrative and other expenses	**249,828**	233,744	269,889
	785,944	741,883	833,578
Income from Operations	**82,009**	81,468	73,351
Interest income	**4,883**	4,835	5,024
Interest expense	**(1,990)**	(2,403)	(6,857)
Earnings Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change	**84,902**	83,900	71,518
Income taxes – Note 12	**17,648**	23,700	21,465
Minority interest	**374**	-	-
Earnings Before Cumulative Effect of Accounting Change	**66,880**	60,200	50,053
Cumulative effect of accounting change (net of income tax benefit of $3,704)	**-**	-	(49,607)
Net Earnings	**$ 66,880**	$ 60,200	$ 446
Net Earnings Per Share – Note 13			
Basic earnings per share			
Earnings before cumulative effect of accounting change	**$ 3.47**	$ 3.14	$ 2.53
Cumulative effect of accounting change	**-**	-	(2.51)
Net Earnings	**$ 3.47**	$ 3.14	$ 0.02
Diluted earnings per share			
Earnings before cumulative effect of accounting change	**$ 3.39**	$ 3.11	$ 2.52
Cumulative effect of accounting change	**-**	-	(2.50)
Net Earnings	**$ 3.39**	$ 3.11	$ 0.02

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Cash Flows

In thousands	Year Ended December 31 **2004**	2003	2002 restated
Operating Activities			
Net earnings	**$ 66,880**	$ 60,200	$ 446
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change	**-**	-	53,311
Provision for depreciation	**27,182**	26,229	31,208
Change in deferred income taxes	**(89)**	1,558	(9,239)
Stock compensation expense, net of forfeitures	**2,656**	1,725	1,051
Other	**4,325**	401	5,422
Change in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
Accounts receivable	**7,426**	2,843	20,049
Inventories	**(6,304)**	(3,657)	15,797
Prepaid expenses and other accrued expenses	**(9,994)**	2,657	(4,136)
Other assets	**-**	(4,887)	(3,964)
Accounts payable and other accrued expenses	**15,705**	(3,979)	15,966
Income taxes payable	**(12,702)**	(4,968)	4,499
Net Cash Provided by Operating Activities	**95,085**	78,122	130,410
Investing Activities			
Additions to property, plant and equipment	**(45,150)**	(17,563)	(17,938)
Proceeds from dispositions of property, plant and equipment	**5,920**	1,298	3,137
Purchases of investments	**(12,501)**	(25,012)	(12,263)
Maturities of investments	**23,309**	28,465	8,696
Payments for acquisitions of businesses	**(73,488)**	-	(1,951)
Proceeds from divestitures of businesses	**15,255**	21,315	6,604
Proceeds from sale of tire and wheel assets	**34,023**	-	-
Net Cash Provided by (Used in) Investing Activities	**(52,632)**	8,503	(13,715)
Financing Activities			
Principal payments on short-term notes payable and long-term obligations	**(7,368)**	(7,066)	(67,979)
Cash dividends	**(25,164)**	(24,595)	(25,550)
Purchases of Common, Class A and Class B Stock	**(2,844)**	(238)	(40,334)
Stock Options Exercised	**4,154**	1,300	937
Net Cash Used in Financing Activities	**(31,222)**	(30,599)	(132,926)
Effect of exchange rate changes on cash and cash equivalents	**1,554**	4,538	18
Increase (Decrease) in Cash and Cash Equivalents	**12,785**	60,564	(16,213)
Cash and cash equivalents at beginning of year	**189,976**	129,412	145,625
Cash and Cash Equivalents at End of Year	**$202,761**	$189,976	$129,412

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Changes in Shareholders' Equity

In thousands, except share data	Common Stock Issued and Outstanding		Class A Common Stock Issued and Outstanding		Class B Common Stock Issued and Outstanding		Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Compre-hensive Income
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2001								$502,517		
Restatement – Note 1								(895)		
Balance at January 1, 2002 restated	9,079,093	$9,079	9,525,514	$9,525	2,037,370	$2,037	$11,399	$501,622	$(45,561)	
Net earnings for the year								446		$ 446
Other comprehensive income, net of tax – adjustment for foreign currency translation									(4,283)	(4,283)
Comprehensive loss for the year										$(3,837)
Cash dividends - $1.265 per share								(25,177)		
Conversion of Class B Common Stock to Common Stock – Note 16	639				(639)					
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan – Note 16	(1,265)	(1)	(1,265)	(1)			(82)			
Class A Common Stock issued under Stock Award Plan – Note 16			1,782	2			12			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 17	2,454	2	2,454	2			156			
Purchases of Common Stock, Class A Common Stock and Class B Common Stock	(2,123)	(1)	(420,898)	(420)	(1,114,746)	(1,115)	(916)	(37,882)		
Stock options exercised under Stock Award Plan – Note 16			43,380	43			894			
Stock option expense							1,571			
Balance at December 31, 2002	9,078,798	$9,079	9,150,967	$9,151	921,985	$ 922	$13,034	$439,009	$(49,844)	
Net earnings for the year								60,200		$60,200
Other comprehensive income, net of tax – adjustment for foreign currency translation									12,851	12,851
Other comprehensive income, net of tax – adjustment for minimum pension liability									(601)	(601)
Comprehensive income for the year										$72,450
Cash dividends - $1.285 per share								(24,726)		
Conversion of Class B Common Stock to Common Stock – Note 16	3,297	3			(3,297)	(3)				
Class A Common Stock issued under Stock Award Plan – Note 16			21,400	21			171			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 17	20,814	21	23,140	23			1,251			
Purchases of Common Stock and Class A Common Stock	(3,164)	(3)	(3,491)	(3)			(6)	(226)		
Stock options exercised under Stock Award Plan – Note 16			57,740	58			1,243			
Stock option expense							2,210			
Balance at December 31, 2003	9,099,745	$9,100	9,249,756	$9,250	918,688	$919	$17,903	$474,257	$(37,594)	

See notes to consolidated financial statements.

Bandag, Incorporated

Consolidated Statements of Changes in Shareholders' Equity (continued)

thousands, except share data	Common Stock Issued and Outstanding		Class A Common Stock Issued and Outstanding		Class B Common Stock Issued and Outstanding		Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Compre-hensive Income
	Shares	Amount	Shares	Amount	Shares	Amount				
lance at December 31, 2003	9,099,745	$9,100	9,249,756	$9,250	918,688	$919	$17,903	$474,257	$(37,594)	
t earnings for the year								66,880		$66,880
her comprehensive income, – djustment for foreign currency anslation									7,837	7,837
her comprehensive income, net of x – adjustment for minimum ension liability									106	106
mprehensive income for the year										$74,823
h dividends - $1.305 per share								(25,322)		
nversion of Class B Common Stock to Common Stock – Note 16	97				(97)					
rfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan – Note 16	(950)	(1)	(950)	(1)			(66)			
rfeitures of Class A Common Stock under Stock Award Plan – Note 16			(149)				(1)			
ss A Common Stock issued under Stock Award Plan, including tax benefit of $295 – Note 16			47,378	47			930			
mmon Stock and Class A Common Stock issued under Stock Award Program Plan – Note 17	21,319	21	21,773	22			1,945			
stricted Stock Units and Stock Appreciation Rights issued under Stock Grant & Awards Plan – Note 16							36			
rchases of Common Stock and Class A Common Stock	(2,999)	(3)	(71,766)	(72)			(105)	(2,663)		
ock options exercised under Stock Award Plan, including tax benefit of $799 – Note 16			170,016	170			6,051			
ock option expense							2,641			
lance at December 31, 2004	9,117,212	$9,117	9,416,058	$9,416	918,591	$919	$29,334	$513,152	$(29,651)	

e notes to consolidated financial statements.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation:
The consolidated financial statements include the accounts and transactions of all subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company's foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair value.

Accounts Receivable and Concentrations of Credit Risk:
Concentrations of credit risk with respect to accounts receivable are limited due to the number of customers the Company has and their geographic dispersion. The Company maintains close working relationships with these customers and performs ongoing credit evaluations of their financial condition. No one customer is large enough to pose a significant financial risk to the Company. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

Accounts Receivable and Allowance for Doubtful Accounts:
The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and based on a history of write-offs and collections. A receivable is considered past due if payments have not been received within agreed upon invoice terms. Interest may be charged on notes and is recognized when paid by the debtor, however interest is not charged on accounts receivables.

Deferred Taxes:
Deferred taxes on the unremitted earnings of foreign subsidiaries are provided under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax asset is reviewed annually to determine the probability of realizing the asset. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset. Refer to Note 12 of the consolidated financial statements for further details.

Inventories:
Inventories are valued at the lower of cost or market. Inventories held by the Traditional Business segment consist mainly of synthetic rubber, natural rubber and material and equipment used to retread tires. These inventories are accounted for under the last in, first out (LIFO) method, except for those inventories carried by the Brazil and Mexico operations which are accounted for under the first in, first out (FIFO) method.

Inventories held by the TDS segment consist primarily of new and retreaded tires. New tires represent approximately 63% of the total TDS inventory with retread tires comprising a majority of the difference. Inventories held by the Speedco segment consist primarily of lubricants and supplies. The TDS and Speedco inventories are accounted for under the FIFO method. The FIFO method is commonly used within the retail tire industry and Management believes the use of FIFO allows better comparability to other businesses in the industry.

Approximately 58% and 52% of year-end inventory amounts at December 31, 2004 and 2003, respectively, were determined by the LIFO method. The remainder of year-end inventory amounts are determined by the FIFO method.

The excess of current cost over the amount stated for inventories valued by the LIFO method amounted to approximately $20,891,000 and $19,694,000 at December 31, 2004 and 2003, respectively.

During 2004, 2003, and 2002, inventory quantities were reduced which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold approximately $1,766,000, $1,300,000, and $3,800,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Property, Plant, and Equipment:
Provisions for depreciation of plant and equipment is computed using straight-line and declining-balance methods, over the following estimated useful lives:

Buildings	5 to 50 years
Building Improvements	3 to 40 years
Machinery and Equipment	3 to 15 years

Depreciation expense approximated $27,182,000, $26,229,000, and $31,208,000 in 2004, 2003, and 2002, respectively.

Goodwill and Other Intangible Assets:
In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are reviewed at least annually for impairment using the discounted cash flow method. Separable intangible assets that have finite useful lives are amortized over their useful lives using the straight-line method over 3 to 5 years. An impaired intangible asset would be written down to fair value, using the discounted cash flow method. Intangible amortization expense approximated $1,018,000, $950,000, and $1,125,000 in 2004, 2003, and 2002, respectively. Amortization expense is estimated to be $839,000, $665,000, $84,000, $5,000 and $5,000 for the years 2005, 2006, 2007, 2008 and 2009, respectively.

Foreign Currency Translation:
Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate and items of income and expense are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the foreign subsidiary and translation adjustments in countries with highly inflationary economies or in which operations are directly and integrally linked to the Company's United States operations are included in income. Net foreign exchange losses, which are included in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings, were $1,381,000, $1,750,000, and $1,102,000 in 2004, 2003, and 2002, respectively.

Long-Lived Assets:
In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," when indicators of impairment are present, the Company evaluates the carrying value of property, plant, and equipment and finite lived intangibles in relation to the operating performance and future undiscounted cash flows of the underlying businesses. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than book value.

Research and Development:
Expenditures for research and development, which are expensed as incurred, approximated $7,063,000, $7,238,000, and $8,109,000 in 2004, 2003, and 2002, respectively.

Advertising:
The Company expenses all advertising costs in the year incurred. Advertising expense was $3,668,000, $3,809,000, and $5,146,000 in 2004, 2003, and 2002, respectively.

Revenue Recognition:
Sales of tread rubber, equipment, new tires and retread tires and other tire related products are recorded when title and all risk of ownership are transferred to the dealer or customer upon receipt of goods at the dealer or customer's place of business. Service revenue is recognized upon completion of the service. Revenue related to the Company's tire management outsourcing services is recognized on a per mile basis determined on the number of tire miles traveled by the customers' truck fleets in the month of usage. Revenue related to the sale of computer hardware or software is recognized when it has been installed for the customer.

Shipping and Handling Costs:
Shipping and handling costs are included as part of cost of product sold in the Consolidated Statement of Earnings.

Marketing Programs:
Distribution Management Request (DMR) is a marketing program designed to increase Company market share by enhancing dealer capability and franchise value. Enhanced dealer capabilities and franchise values are achieved primarily through Company-provided financial assistance towards the acquisition of equipment, service vehicles, facility expansions and other items aligned with Company goals.

Under the DMR Program, the Company provides financial assistance primarily in the form of DMR promissory notes from the dealer to Bandag. The proceeds from the promissory notes can only be used by the dealer toward the acquisition of equipment (including equipment sold by the Company), service vehicles, facility expansions and other items aligned with Company goals. The notes have a term of up to five years. However, if the dealer achieves a business objective, typically purchasing a specified amount of tread rubber each year, then the Company forgives either part or all of the principal and interest for that year. The Company records a reduction in sales for the costs of the program as financial assistance is provided. The DMR reserve at December 31, 2004, 2003 and 2002 was $14,189,000, $15,529,000 and $18,927,000, respectively. In 2004, 2003 and 2002, DMR costs of $7,830,000, $4,905,000 and $8,628,000, respectively, were recorded as a reduction of sales. For those DMR agreements that do not include notes, the Company records expense and a corresponding liability, or discloses such agreements in accordance with SFAS No. 5, "Accounting for Contingencies."

National Account Business:
The Company enters into contracts to supply retreaded tires and other tire-related services through its network of franchised dealers to large national and regional customers in the North American trucking and transportation industry. The Company provides various forms of financial incentives to its dealers to continue the supply of retreaded tires and services on these accounts. In 2004, 2003, and 2002, fleet subsidy expenses of $21,288,000, $25,026,000, and $21,315,000, respectively, were recorded as a reduction of sales.

Derivative Instruments and Hedging Activities:
The Company recognizes all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The Company primarily uses foreign currency forward exchange contracts and foreign currency option contracts to reduce its exposure to foreign currency risk from its forecasted revenue denominated in foreign currencies. When the dollar strengthens significantly against the foreign currencies, the decline in the value of future foreign currency revenue is offset by gains in the value of the forward contract. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The Company does not actively trade such instruments, nor does it enter into such agreements for speculative purposes.

The fair value of the derivative instruments was zero at December 31, 2004 and a liability of $107,000, and $347,000 at December 31, 2003 and 2002, respectively. Changes in the fair values of these instruments are reflected in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings because the Company has not designated these instruments as accounting hedges.

Accounting for Stock-Based Compensation:
Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosures" (the Statement). Under the modified prospective method of adoption selected by the Company under the provisions of the Statement, compensation cost of $2,641,000, $2,210,000 and $1,571,000 recognized in 2004, 2003 and 2002, respectively, is the same as that which would have been recognized had the recognition provisions of the Statement been applied from its original effective date in 1994. Results for prior years have not been restated.

A summary of the status of the Company's option activity under the Bandag, Incorporated Stock Award Plan is presented below:

	Class A Common Shares	Weighted-Average Exercise Price
Outstanding, January 1, 2002	861,210	$23.18
Granted	312,400	$32.53
Exercised	(43,380)	$21.80
Forfeited	(17,820)	$25.64
Outstanding, December 31, 2002	1,112,410	$25.82
Granted	435,650	$27.62
Exercised	(58,902)	$22.49
Forfeited	(24,518)	$26.88
Outstanding, December 31, 2003	1,464,640	$26.47
Granted	152,510	$44.73
Exercised	(169,238)	$24.46
Forfeited	(19,861)	$30.20
Outstanding, December 31, 2004	1,428,051	$28.61

The following summarizes information about stock options outstanding under the Bandag, Incorporated Stock Award Plan at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Common Shares	Average Remaining Contractual Life	Weighted-Average Exercise Price	Class A Common Shares	Weighted-Average Exercise Price
$18.99 - $23.74	286,380	5.1 years	$21.09	211,820	$21.09
$23.74 - $28.48	667,347	7.3 years	$26.21	263,538	$25.57
$28.48 - $33.23	278,814	7.0 years	$32.53	144,164	$32.53
$33.23 - $37.98	46,100	3.9 years	$33.88	46,100	$33.88
$42.73 - $47.47	149,410	8.9 years	$44.74	15,760	$46.31
$18.99 - $47.47	1,428,051	6.9 years	$28.61	681,382	$26.69

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following weighted-average assumptions were made in estimating the fair value:

	2004	2003	2002
Dividend yield	**3.7%**	4.7%	4.6%
Expected volatility	**33.6%**	32.3%	33.2%
Risk-free interest rate	**3.8%**	4.0%	5.1%
Expected lives	**7.7 years**	10 years	10 years

The weighted-average fair value of options granted during 2004, 2003, and 2002 was $11.41, $6.41, and $8.52 per option, respectively.

The number of options exercisable were 681,382, 495,042, and 281,720 at December 31, 2004, 2003, and 2002, respectively.

New Accounting Standards:
On December 16, 2004, the Financial Accounting Standard Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 125, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted no later than July 1, 2005 and early adoption is permitted in periods in which financial statements have not yet been issued.

The Company adopted the fair-value-based method of accounting for share-based payments in 1999 using the "modified prospective method" described in SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The Company does not anticipate that adoption of SFAS No. 123(R) will have a material impact on its results of operations or its financial position. However, SFAS No. 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $1,094,000, $149,000, and $57,000 in 2004, 2003 and 2002, respectively.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Restatement:
Reported earnings for fiscal years 1997 through 2002 have been restated to correct for an accounting error in 1997 and 1998 related to the stock acquisitions of tire dealerships by TDS. The accounting error was inadvertent and resulted from a failure to correctly apply certain provisions of SFAS No. 109, "Accounting for Taxes" to the 1997 and 1998 acquisitions. The accounting error was not detected until it surfaced as a result of a review of the Company's deferred tax liability account and accounting for a 2004 stock acquisition by the Company's tax accounting staff.

The five companies affected by the error were purchased at a price of $146,500,000 with resulting goodwill of $71,900,000. Had the Company recorded the deferred tax liability of approximately $4,000,000 related to the $10,400,000 step-up in value of fixed assets for book purposes, goodwill would have been increased by $4,000,000. The additional goodwill would have resulted in additional non-deductible goodwill amortization which would have decreased net earnings by approximately $100,000 in 1997 and $400,000 per year in 1998 through 2001. In addition, the cumulative effect of an accounting change recorded as of January 1, 2002 related to the impairment of goodwill recorded in association with the initial adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" would have been increased by approximately $2,300,000, or $0.12 per diluted share. The restatement has no effect on the 2003 or 2004 Consolidated Statements of Earnings and has no effect on cash flows for any year. The Company's Consolidated Balance Sheets for 1997 through 2003 have been adjusted to reflect the changes in goodwill, deferred tax assets and shareholders' equity.

Also, retained earnings, deferred tax assets and other currents assets at the beginning of 2000 have been adjusted to correct an error related to not recording assets of approximately $1,200,000. The error had an immaterial effect on net earnings for 2004, 2003 or 2002.

Reclassification:
Certain prior year amounts have been reclassified to conform with the current year presentation, including the $31,700,000 of tire and wheel assets classified as held for sale at December 31, 2003 and sold during the third quarter of 2004.

Note 2. Non-Recurring Charges

During the fourth quarter 2001, the Company recorded a non-recurring charge totaling $4,300,000 ($2,580,000 net of tax benefits) related to the closure of a North American tread rubber manufacturing facility and certain retirement benefits. Costs include $2,659,000 ($1,595,000 net of tax benefits) for termination benefits for the reduction of 46 employees, $1,521,000 ($913,000 net of tax benefits) for early retirement benefits of 19 employees, and other miscellaneous closure costs. The Company paid $518,000, $93,000 and $1,321,000 in 2004, 2003 and 2002, respectively, related to the termination of employees. As of December 31, 2004, $952,000 of the charges related to the closure of the North American tread rubber manufacturing facility remained accrued, which reflects a $126,000 increase in the original provision due to a revised calculation. The Company estimates that substantially all of the remaining payments will be made by the end of 2005.

Note 3. Restructuring Charges

In 2002, the Company recorded restructuring charges totaling $3,500,000 ($2,450,000 net of tax benefits) for termination benefits covering 39 employees. The Company paid approximately $426,000, $2,428,000 and $650,000 in 2004, 2003 and 2002, respectively, related to the termination of employees. As of December 31, 2004, $468,000 of the charges related to the restructuring remained accrued, which reflects a $472,000 increase in the original provision due to exchange rate changes. Substantially all of the remaining payments, which are primarily severance pay, will be made by the end of 2005.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 4. Acquisitions

On February 13, 2004, the Company acquired an 87.5% majority interest in Speedco, Inc. from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. In total, Bandag paid approximately $53,716,000, net of cash received, for its 87.5% interest and to assume and retire $20,079,000 of debt. The Company recorded $12,127,000 of goodwill and $12,800,000 of other intangible assets. Speedco generated unaudited revenues of approximately $46,000,000 and unaudited pre-tax income of approximately $4,800,000 in 2003.

On June 10, 2004, Speedco, Inc. acquired the assets of six licensed locations, which were owned and operated by PM Express, Inc. Speedco paid approximately $15,609,000, net of cash acquired, for these assets. The Company recorded $5,194,000 of goodwill. These locations generated unaudited revenues of approximately $10,800,000 and unaudited pre-tax income of approximately $400,000 in 2003.

During 2004, the Company's TDS segment acquired seven commercial and retail outlets and two retread plants for $4,163,000.

Certain supplemental non-cash information related to the Company's 2004 acquisitions are as follows (in thousands):

	2004
Assets acquired	$90,895
Less liabilities	(13,941)
Cash paid	76,954
Less cash acquired	(3,466)
Net cash paid for acquisitions	$73,488

On February 14, 2002, the Company acquired the assets of Open Road Technologies, Inc. (Open Road), and the results of operations from that point forward are included in the consolidated results. Open Road is the supplier of RoadWare™ retread shop management software, which contributed sales of approximately $7,700,000 and $6,200,000 in 2003 and 2002, respectively. The assets, which were primarily software, were acquired for $1,951,000, net of cash received. As part of the purchase agreement additional payments will be made each year for three years following the purchase, totaling approximately $2,250,000.

Note 5. Divestitures

During 2004, the Company's TDS segment sold 19 locations with a net carrying value of $18,496,000 for cash of $13,407,000 and assumed liabilities of $4,251,000. The assets of these locations consisted primarily of inventory and property, plant and equipment. The divestitures resulted in a loss before income taxes, minority interest and cumulative effect of accounting change of $838,000 which was recorded in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings. During 2004, TDS also closed two locations. These divested and closed locations contributed $60,504,000 to net sales and $418,000 of losses to earnings before income taxes, minority interest and cumulative effect of accounting change for the year ended December 31, 2004.

During 2003, the Company's TDS segment sold 41 locations with a net carrying value of $31,213,000 for cash of $21,315,000 and assumed liabilities of $8,909,000. The assets of these locations consisted primarily of inventory and property, plant and equipment. The divestitures resulted in a loss before income taxes, minority interest and cumulative effect of accounting change of $989,000 which was recorded in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings. During 2003, TDS also closed three locations. These divested and closed locations contributed $40,982,000 to net sales and $4,118,000 of losses to earnings before taxes and cumulative effect of accounting change for the year ended December 31, 2003.

In conjunction with the divestiture of certain TDS locations in 2003, Bandag guaranteed a portion of third-party loans to a dealer. Bandag's exposure under these guarantees is $2,463,000. The guarantees are secured by assets of the dealer. The remaining term of the guarantees is two years. The fair value of the guarantees, which was originally determined to be $600,000 and is currently valued at $317,000, is included in long-term debt and other obligations in the Company's Consolidated Balance Sheet with an offsetting charge of $600,000 included in engineering, selling, administrative and other expenses on the Consolidated Statements of Earnings in 2003.

During 2002, the Company's TDS segment sold 17 locations with a net carrying value of $7,528,000 for cash of $6,608,000, resulting in a loss of before income taxes, minority interest and cumulative effect of accounting change of $920,000. These divested locations contributed $29,000,000 to net sales and $3,000,000 of losses to earnings before taxes and cumulative effect of accounting change for the year ended December 31, 2002.

The divested and closed locations had net sales and loss before income taxes, minority interest and cumulative effect of accounting change as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Net sales	**$60,504**	$115,592	$239,571
Loss before income taxes, minority interest and cumulative effect of accounting change	**$ (606)**	$ (2,627)	$ (4,396)

During 2004, the Company sold a portion of the assets of Quality Design Systems, Inc. for a gain of approximately $1,937,000 which is included in other income in the Consolidated Statement of Earnings.

Note 6. Outsourcing Agreement

On May 3, 2004 Bandag announced that Yellow Roadway Corporation elected on April 30, 2004 not to renew the existing Bandag outsourcing agreement for Roadway Express tire and wheel services in place since 1999 and, in accordance with the terms of the agreement, would be repurchasing the tire and wheel assets from Bandag. On July 9, 2004 Bandag received an initial payment of approximately $32,243,000 and received a final payment of approximately $1,781,000 on July 29, 2004. These tire and wheel assets had net carrying values of approximately $33,700,000 and $31,700,000 as of June 30, 2004 and December 31, 2003, respectively, and were classified with other current assets in the Company's Condensed Consolidated Balance Sheets. Bandag's annual revenues under the contract in 2003, including revenue derived from sales of retread materials to dealers performing services under the agreement, were approximately $27,500,000.

Note 7. Investments

Debt securities are classified as held-to-maturity based upon the positive intent and ability of the Company to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income. Interest on securities classified as held-to-maturity is included in investment income. The cost of securities sold is based on the specific identification method.

The following is a summary of securities held-to-maturity:

In thousands	Cost	Estimated Fair Value
December 31, 2004		
Obligations of states and political subdivisions	$136,115	$136,115
Corporate debt	12,612	12,612
	$148,727	$148,727
December 31, 2003		
Obligations of states and political subdivisions	$85,550	$85,550
Corporate debt	9,407	9,407
Debt securities issued by foreign governments	3,001	3,001
	$97,958	$97,958

At December 31, 2004 and 2003, securities held-to-maturity include $148,727,000 and $87,150,000, respectively, reported as cash equivalents.

Note 8. Financing Arrangements

The following is a summary of the Company's debt and other obligations as of December 31:

In thousands	Interest Rates	**2004**	2003
Senior Unsecured Notes Payable, maturing 2007	6.50%	**$17,143**	$22,857
Total debt		**17,143**	22,857
Other obligations		**30,665**	22,654
Total debt and other obligations		**47,808**	45,511
Current portion of debt and other obligations		**(17,845)**	(10,252)
Long-term debt and other obligations		**$29,963**	$35,259

The aggregate amount of scheduled annual maturities of long-term debt and other obligations is as follows:

Scheduled maturities, in thousands	
2005	$17,845
2006	9,585
2007	8,243
2008	1,770
2009	810
Thereafter	9,555

Other obligations consist primarily of a postretirement medical liability and miscellaneous other liabilities.

Cash payments for interest on debt were $2,057,000, $2,428,000, and $6,982,000 in 2004, 2003, and 2002, respectively.

The fair values of the Company's financing arrangements were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2004 and 2003, the fair value of the Company's outstanding debt was approximately $17,734,000 and $23,809,000, respectively. Changes in the market value of the Company's debt does not affect the reported results of operations unless the Company is retiring such obligations prior to maturity.

At December 31, 2004, the Company had uncommitted and committed unused lines of credit arrangements totaling $108,083,000. These arrangements are available to the Company or certain of its international subsidiaries through various domestic and international banks at various interest rates and expiration dates.

Note 9. Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, which resulted in a non-cash transition charge of $49,607,000 (net of tax benefit of $3,704,000), or $2.50 per diluted share, to recognize impairment of goodwill, substantially all of which related to TDS. The fair value of the reporting units was estimated using present value of future cash flows. Pursuant to SFAS No. 142, the $49,607,000 charge was treated as a change in accounting principle. Goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that have finite lives continue to be amortized over their useful lives.

As of December 31, 2004, the Company tested for impairment of goodwill and non-amortizable intangibles acquired in 2004 using discounted cash flow models. As a result of these tests, the Company was not required to recognize any impairment.

Note 10. Other Income

Other income includes gain on sale of assets, lease income, royalties and other miscellaneous items. In 2004 a gain on sale of assets was recorded for approximately $1,937,000 for the sale of certain assets of QDS and approximately $3,400,000 for the sale of the Chino, California facility.

Note 11. Impairment of Long-Lived Assets

Long-lived assets related to the Company's Venezuela and Brazil operations and a joint venture in India were determined to be impaired in 2002 and a $2,700,000 charge was recorded in engineering, selling, administrative and other expenses in the International segment. The license agreement with the Indian joint venture expired and the Company believes that it is unlikely it will recover the carrying value of the investment and therefore a reserve was recorded for the full amount of the investment. The equipment assets in Brazil were determined to be impaired due to an adverse change in the manner in which the assets were to be used and were written down to fair value based on prices for similar assets. The assets related to the Venezuelan operations were evaluated considering the current economic conditions of the country, and the assets were determined to be partially impaired with a remaining exposure of approximately $200,000.

Note 12. Income Taxes

Significant components of the Company's deferred tax assets and liabilities reflecting the net tax effects of temporary differences are summarized as follows:

In thousands	December 31 2004	2003 restated
Deferred tax assets:		
Marketing programs	**$13,859**	$14,791
Excess foreign tax credits upon repatriation of unremitted earnings	**9,363**	13,907
Insurance and legal reserves	**7,510**	5,982
Employee benefits	**7,468**	6,116
Foreign tax credits[(1)]	**4,176**	1,078
Accounts receivable valuation allowances	**2,536**	3,020
Other nondeductible reserves	**1,292**	1,920
Plant and equipment reserves	**352**	379
Obsolescence and valuation reserves	**326**	715
Basis difference in fixed assets	**-**	2,678
Other accruals	**13,611**	14,308
Total deferred tax assets	**60,493**	64,894
Deferred tax liabilities:		
Basis difference in fixed assets	**10,764**	-
Excess pension funding	**6,597**	8,224
Unremitted earnings of foreign subsidiaries	**5,512**	5,403
Other liabilities	**419**	2,123
	23,292	15,750
Valuation allowance[(2)]	**9,363**	13,907
Total deferred tax liabilities	**32,655**	29,657
Net deferred tax assets	**$27,838**	$35,237
Net current deferred tax assets	**$35,340**	$32,484
Net non-current deferred tax assets (liabilities)	**(7,502)**	2,753
Net deferred tax assets	**$27,838**	$35,237

(1) Majority expire in 2014.
(2) If the Company repatriated all of its foreign earnings, the Company would have excess foreign tax credits. A valuation allowance was recorded to recognize the potential inability to utilize these credits.

The components of earnings before income taxes, minority interest and cumulative effect of accounting change are summarized as follows:

In thousands	Year Ended December 31 2004	2003	2002
Domestic	**$67,956**	$65,854	$60,816
Foreign	**16,946**	18,046	10,702
Earnings before income taxes, minority interest and cumulative effect of accounting change	**$84,902**	$83,900	$71,518

Significant components of the provision for income tax expense (credit) are summarized as follows:

In thousands	Year Ended December 31 2004	2003	2002
Current:			
Federal	**$ 8,227**	$17,156	$23,209
State	**2,467**	2,950	1,895
Foreign	**5,847**	7,056	5,071
Deferred:			
Federal	**954**	(2,406)	(7,908)
Foreign	**153**	(1,056)	(802)
Income taxes	**$17,648**	$23,700	$21,465

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	Year Ended December 31 2004	2003	2002
Computed at the expected statutory rate	**35.0%**	35.0%	35.0%
State income tax - net of federal tax benefit	**1.5**	1.9	1.5
Research and development credit	**(0.9)**	(0.6)	(1.4)
Audit settlement and prior year accrual changes[1]	**(9.9)**	(3.6)	-
Deferred tax on unremitted earnings of foreign subsidiaries and foreign tax rate differentials	**(4.2)**	(4.1)	(5.5)
Other	**(0.7)**	(0.4)	0.4
Income tax at the effective rate	**20.8%**	28.2%	30.0%

(1) Decrease due to $7,200,000 for the resolution and reassessment of certain tax matters in 2004 and a decrease of $3,000,000 for the resolution of certain tax matters in 2003.

The Company has completed a preliminary analysis of the repatriation provisions provided by the American Jobs Creation Act (the Act) that was signed into law on October 22, 2004. The Act created a special one-time tax deduction relating to the repatriation of certain foreign earnings during either 2004 or 2005. It was determined that the Act provided no benefit to the Company for any foreign earnings repatriated during the year ended December 31, 2004 and therefore no amounts have been recognized in the financial statements under the repatriation provision. Analysis is not yet complete for amounts that may be repatriated during the year ended December 31, 2005.

Income taxes paid amounted to $27,303,000, $25,773,000, and $21,565,000 in 2004, 2003, and 2002, respectively.

Note 13. Earnings Per Share

Earnings per share amounts are based on the weighted-average number of shares of Common Stock, Class A Common Stock, Class B Common Stock and dilutive potential common shares (restricted stock and stock options) outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31		
In thousands, except per share data	**2004**	2003	2002
Numerator:			
Earnings before cumulative effect of accounting change	**$66,880**	$60,200	$50,053
Denominator:			
Weighted-average shares – Basic	**19,293**	19,161	19,754
Effect of dilutive:			
Restricted stock	**58**	66	49
Stock options	**356**	142	85
	414	208	134
Weighted-average shares – Diluted	**19,707**	19,369	19,888
Earnings Per Share before cumulative effect of accounting change:			
Basic	**$3.47**	$3.14	$2.53
Diluted	**$3.39**	$3.11	$2.52

Options to purchase 46,100 shares of Class A Common Stock at an option price of $33.875 were outstanding during each of 2003 and 2002, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Options to purchase 300,187 and 307,100 shares of Class A Common Stock at an option price of $32.53 were outstanding during 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Options to purchase 399,550 shares of Class A Common Stock at an option price of $27.68 were outstanding during 2003, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Options to purchase 133,900 shares of Class A Common Stock at an option price of $44.41 were outstanding during 2004, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Options to purchase 9,760 shares of Class A Common Stock at an option price of $47.47 were outstanding during 2004, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Note 14. Leases

Certain equipment and facilities are rented under non-cancelable and cancelable operating leases. Total rental expense under operating leases was $8,504,000, $8,454,000, and $9,351,000 for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004, future minimum lease payments under non-cancelable operating leases having initial lease terms in excess of one year are: $9,433,000 in 2005, $8,351,000 in 2006, $6,119,000 in 2007, $4,040,000 in 2008, $3,390,000 in 2009, and $21,434,000 in the aggregate for all years after 2009.

Note 15. Operating Segment and Geographic Area Information

Description of Types of Products and Services:
The Company has three reportable operating segments: Traditional Business, TDS and Speedco. Traditional Business manufactures precured tread rubber, equipment and supplies for retreading tires and operates on a worldwide basis. SFAS No. 131 requires segment information to be reported based on how management internally evaluates the operating performance of their business units. The operations of the Traditional Business segment are evaluated by worldwide geographic region. For segment reporting purposes, the Company's operations located in the United States and Canada, along with Tire Management Solutions, Inc. and Quality Design Systems, Inc. are integrated and managed as one unit, which is referred to internally as "North America." The Company's operations located in Europe principally service those European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. This collection of countries is under one management group and is referred to internally as "EMEA." The Company's exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela and royalties from a licensee in Australia, are combined under one management group referred to internally as "International."

TDS operates retreading locations and commercial, retail, and wholesale outlets in the western region of the United States for the sale and maintenance of new and retread tires to principally commercial and industrial customers.

Speedco provides quick-service truck lubrication and tire service and has 33 company-owned on-highway locations in the United States.

Measurement of Segment Profit and Loss and Segment Assets:
The Company evaluates performance and allocates resources based primarily on profit or loss before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment and intrasegment sales and transfers are recorded at fair market value less a discount between geographic areas within the Traditional Business. Transactions between the Traditional Business and TDS are recorded at a value consistent with that to unaffiliated customers.

Other consists of corporate administrative expenses, net unrealized foreign exchange gains and losses on U.S. denominated investments, interest income and interest expense. Other assets are principally cash and cash equivalents, investments, corporate office and related equipment.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Information concerning operations for the Company's three reportable operating segments and different geographic areas follows:

	Traditional Business					
	North America[2][3]			EMEA[4]		
In thousands	**2004**	2003	2002	**2004**	2003	2002
Sales by product						
Retread products	**$355,305**	$343,687	$330,474	**$85,997**	$78,334	$63,415
New tires	**-**	-	-	**-**	-	-
Retread tires	**-**	-	-	**-**	-	-
Equipment	**21,599**	20,374	17,968	**4,692**	4,730	3,761
Other	**24,874**	35,878	31,836	**-**	-	-
Net sales to unaffiliated customers[1]	**$401,778**	$399,939	$380,278	**$90,689**	$83,064	$67,176
Transfers	**$ 37,570**	$ 45,806	$ 60,781	**$ 807**	$ 528	$ 899
Gross profit	**$176,914**	$187,185	$200,011	**$33,627**	$29,394	$20,594
Depreciation expense	**12,168**	12,028	12,514	**3,201**	3,264	3,631
Corporate expense	**-**	-	-	**-**	-	-
Litigation related expenses	**-**	-	-	**-**	-	-
Operating earnings (loss)	**$ 72,529**	$ 78,524	$ 95,251	**$ 2,789**	$ 3,442	$(1,429)
Interest revenue	**-**	-	-	**-**	-	-
Interest expense	**-**	-	-	**-**	-	-
Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	**$ 72,529**	$ 78,524	$ 95,251	**$ 2,789**	$ 3,442	$(1,429)
Total assets at December 31 restated	**$258,633**	$288,699	$274,046	**$51,491**	$47,985	$37,290
Expenditures for long-lived assets	**12,245**	9,394	4,997	**2,035**	1,994	3,131
Additions to (deductions from) long-lived assets due to acquisitions (divestitures)	**(195)**	-	-	**-**	-	-
Fixed assets	**51,930**	53,990	56,864	**11,014**	11,115	10,558
Goodwill and intangible assets	**2,224**	2,936	3,879	**-**	-	-
Retained earnings restated	**514,847**	469,832	432,455	**18,684**	32,083	34,361

(1) No customer accounted for 10% or more of the Company's sales to unaffiliated customers in 2004, 2003 or 2002.
(2) Export sales from North America were less than 10% of sales to unaffiliated customers in each of the years 2004, 2003 and 2002.
(3) Includes $1,800, $1,300, and $3,800 in 2004, 2003, and 2002, respectively, of reduced cost of sales due to decreased LIFO inventory levels.
(4) In 2002, includes $3,000 of restructuring charges classified as cost of sales and $500 of restructuring charges classified as operating expenses, and $1,400 of reduced cost of sales due to decreased LIFO inventory levels.

	Traditional Business					
	International[2]			TDS		
In thousands	**2004**	2003	2002	**2004**	2003	2002
Sales by product						
Retread products	**$104,606**	$92,338	$86,286	**$ -**	$ -	$ -
New tires	**-**	-	-	**109,907**	129,181	201,258
Retread tires	**-**	-	-	**44,963**	57,704	87,014
Equipment	**1,260**	1,329	1,828	**-**	-	-
Other	**-**	-	-	**45,925**	52,842	76,663
Net sales to unaffiliated customers[1]	**$105,866**	$93,667	$88,114	**$200,795**	$239,727	$364,935
Transfers	**$ 8,626**	$ 8,461	$ 5,931	**$ 839**	$ 2,023	$ 2,486
Gross profit	**$ 36,506**	$32,188	$32,361	**$ 50,674**	$ 59,491	$ 83,848
Depreciation expense	**3,953**	4,009	4,225	**3,736**	5,547	9,611
Corporate expense	**-**	-	-	**-**	-	-
Litigation related expenses	**-**	-	-	**-**	-	-
Operating earnings (loss)	**$ 14,886**	$13,102	$ 7,042	**$ 1,506**	$ (3,017)	$(11,382)
Interest revenue	**-**	-	-	**-**	-	-
Interest expense	**-**	-	-	**-**	-	-
Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	**$ 14,886**	$13,102	$ 7,042	**$ 1,506**	$ (3,017)	$(11,382)
Total assets at December 31 restated	**$ 53,042**	$50,655	$47,217	**$ 55,478**	$ 66,165	$110,647
Expenditures for long-lived assets	**3,123**	3,267	4,230	**5,679**	2,042	4,512
Additions to (deductions from) long-lived assets due to acquisitions (divestitures)	**-**	-	-	**(8,171)**	(15,114)	(3,679)
Fixed assets	**20,076**	20,130	20,468	**13,986**	20,039	25,839
Goodwill and intangible assets	**-**	-	-	**-**	-	12
Retained earnings restated	**58,904**	54,629	52,639	**(81,900)**	(82,287)	(80,446)

(1) No customer accounted for 10% or more of the Company's sales to unaffiliated customers in 2004, 2003 or 2002.
(2) In 2002, includes $2,700 of impairment charges recorded against long-lived assets.

Bandag, Incorporated
Notes to Consolidated Financial Statements

In thousands	Speedco(2) 2004	Speedco(2) 2003	Speedco(2) 2002	Other(3) 2004	Other(3) 2003	Other(3) 2002
Sales by product						
Retread products	$ -	$ -	$ -	$ -	$ -	$ -
New tires	327	-	-	-	-	-
Retread tires	22	-	-	-	-	-
Equipment	-	-	-	-	-	-
Other	54,716	-	-	-	-	-
Net sales to unaffiliated customers[1]	$ 55,065	$ -	$ -	$ -	$ -	$ -
Transfers	-	-	-	-	-	-
Gross profit	$ 20,356	$ -	$ -	$ -	$ -	$ -
Depreciation expense	2,243	-	-	1,881	1,381	1,227
Corporate expense	-	-	-	14,069	9,202	4,204
Litigation related expenses	-	-	-	-	-	10,700
Operating earnings (loss)	$ 6,249	$ -	$ -	$(15,950)	$(10,583)	$(16,131)
Interest revenue	-	-	-	4,883	4,835	5,024
Interest expense	-	-	-	(1,990)	(2,403)	(6,857)
Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	$ 6,249	$ -	$ -	$(13,057)	$ (8,151)	$(17,964)
Total assets at December 31 restated	$104,147	$ -	$ -	$207,936	$203,783	$146,928
Expenditures for long-lived assets	17,940	-	-	4,128	866	1,068
Additions to (deductions from) long-lived assets due to acquisitions (divestitures)	52,581	-	-	-	-	-
Fixed assets	68,278	-	-	4,734	2,701	2,969
Goodwill and intangible assets	30,230	-	-	-	-	-
Retained earnings restated	2,617	-	-	-	-	-

(1) No customer accounted for 10% or more of the Company's sales to unaffiliated customers in 2004.
(2) Speedco was acquired on February 13, 2004.
(3) Other consists of corporate administrative expenses, net unrealized foreign exchange gains and losses on U.S. denominated investments, interest income and interest expense. Other assets are principally cash and cash equivalents, investments, corporate office and related equipment.

Bandag, Incorporated
Notes to Consolidated Financial Statements

In thousands	Consolidated		
	2004	2003	2002
Sales by product			
Retread products	**$545,908**	$514,359	$480,175
New tires	**110,234**	129,181	201,258
Retread tires	**44,985**	57,704	87,014
Equipment	**27,551**	26,433	23,557
Other	**125,515**	88,720	108,499
Net sales to unaffiliated customers	**$854,193**	$816,397	$900,503
Transfers	**$ 47,842**	$ 56,818	$ 70,097
Gross profit	**$318,077**	$308,258	$336,814
Depreciation expense	**27,182**	26,229	31,208
Corporate expense	**14,069**	9,202	4,204
Litigation related expenses	**-**	-	10,700
Operating earnings (loss)	**$ 82,009**	$ 81,468	$ 73,351
Interest revenue	**4,883**	4,835	5,024
Interest expense	**(1,990)**	(2,403)	(6,857)
Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	**$ 84,902**	$ 83,900	$ 71,518
Total assets at December 31 restated	**$730,727**	$657,287	$616,128
Expenditures for long-lived assets	**45,150**	17,563	17,938
Additions to (deductions from) long-lived assets due to acquisitions (divestitures)	**44,215**	(15,114)	(3,679)
Fixed assets	**170,018**	107,975	116,698
Goodwill and intangible assets	**32,454**	2,936	3,891
Retained earnings restated	**513,152**	474,257	439,009

The following tables present information concerning net sales and long-lived assets for countries which exceed 10% of the respective totals:

In thousands	Year Ended December 31		
Net Sales[1]	**2004**	2003	2002
United States	**$558,346**	$592,861	$703,639
Other	**295,847**	223,536	196,864
Total	**$854,193**	$816,397	$900,503

	December 31		
Long-Lived Assets[2]	**2004**	2003	2002
United States	**$170,826**	$ 79,191	$106,926
Other	**31,646**	31,720	31,638
Total	**$202,472**	$110,911	$138,564

(1) Net sales are attributed to countries based on the location of customers.
(2) Corporate long-lived assets are included in the United States.

Note 16. Shareholders' Equity

Class A Common Stock and Class B Common Stock have the same rights regarding dividends and distributions upon liquidation as Common Stock. However, Class A Common Shareholders are not entitled to vote, Class B Common Shareholders are entitled to ten votes for each share held and Common Shareholders are entitled to one vote for each share held. Transfer of shares of Class B Common Stock is substantially restricted and must be converted to Common Stock prior to sale. In certain instances, outstanding shares of Class B Common Stock will be automatically converted to shares of Common Stock. All then-outstanding shares of Class B Common Stock will be converted to shares of Common Stock on January 16, 2007.

In 1999, the Company's Board of Directors adopted the Bandag, Incorporated Stock Award Plan (the Plan). Under the terms of the Plan, the Company may award to certain eligible employees and directors incentive stock options, nonqualified stock options, and restricted stock. Up to 2,400,000 shares of Class A Common Stock is authorized for issuance under the Plan and as of December 31, 2004, 599,587 shares were available for issuance under the Plan. All employees of Bandag and its subsidiaries and directors of Bandag who are not employees of Bandag or its subsidiaries are eligible to participate in the Plan. The exercise price of each option is equal to the market price of the Company's stock on the date of the grant. The maximum term of the options is 10 years and the maximum vesting period is 5 years. Restricted stock granted under the Plan vests over a three year period. The Company records expense related to the Plan on a straight-line basis over the period the grants vest. During the years ended December 31, 2004, 2003 and 2002, 47,378, 21,400 and 1,782 restricted shares of Class A Common Stock were granted under the Plan and $975,000, $192,000 and $14,000 of expenses was recorded, respectively. Also during 2004, 2003 and 2002, 152,510, 435,650 and 312,400 options were granted and $2,641,000, $2,210,000 and $1,572,000 of expense was recorded, respectively. No further grants of options or restricted stock shall be made under the Plan, except for certain grants of restricted stock which may be made in 2005, based on the Company's performance in 2004. For further information see "Accounting for Stock-Based Compensation" under Note 1.

In 2004, the Company's Board of Directors adopted the Bandag, Incorporated 2004 Stock Grant and Awards Plan (the 2004 Plan). Under the terms of the 2004 Plan, the Company may award to certain eligible employees and directors stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, dividend equivalent units and incentive awards, whether granted alone or in addition to, in tandem with, or in substitution for any other award. Up to 2,000,000 shares of Class A Common Stock is authorized for issuance under the 2004 Plan and as of December 31, 2004, 1,992,114 shares were available for issuance under the 2004 Plan. During the year ended December 31, 2004, 6,200 Stock Appreciation Rights and 1,915 Restricted Stock Units were granted under the 2004 Plan and $36,000 of expense was recorded.

On June 18, 2002, the Company executed an agreement to purchase 1,114,746 shares of Bandag's Class B Common Stock and 418,371 shares of Bandag's Class A Common Stock from Lucille A. Carver, widow of the founder of Bandag and a director from 1957 until May 14, 2002. Mrs. Carver is the mother of Martin G. Carver, Chairman of the Board, President, Chief Executive Officer and a director of Bandag, and Roy J. Carver, Jr., a director of Bandag. The shares were purchased on June 19, 2002 at a per share price of $27.04 and $24.00, for the Class B Common Stock and Class A Common Stock, respectively, which was equal to the composite closing prices of Bandag's Common Stock (in the case of the Class B Common Stock) and Class A Common Stock on the New York Stock Exchange at the close of business on June 18, 2002, less a discount of 3.5% per share in the case of the Class B common Stock and 4.0% per share for the Class A Common Stock. The total purchase price was approximately $40,184,000. As a result of these repurchases the average shares outstanding were reduced by approximately 4% for 2002 as compared to 2001.

Note 17. Retirement Benefit Plans

The Company sponsors defined-benefit pension plans covering full-time employees directly employed by Bandag, Incorporated, Bandag Licensing Corporation (BLC), Bandag Canada Ltd. and certain employees of TDS and in the Company's European operations. In addition to providing pension benefits, the Company provides certain postretirement medical benefits to certain individuals who retired from employment before January 1, 1993. Employees who retire after December 31, 1992 and are at least age 62 with 15 years of service of direct employment with Bandag, Incorporated, BLC, or Kendon Corporation are eligible for temporary medical benefits that cease at age 65. The Company uses a September 30 measurement date for the majority of its plans.

The reconciliations of the benefit obligations, the reconciliations of the fair value of plan assets, and the reconciliations of funded status of the plans, as determined by consulting actuaries, are as follows:

	Pension Benefits		Postretirement Benefits	
In thousands	**2004**	2003	**2004**	2003
Change in benefit obligations:				
Benefit obligations at beginning of year	**$115,494**	$101,189	**$6,776**	$6,103
Service cost	**4,264**	3,939	**227**	176
Interest cost	**6,784**	6,427	**392**	383
Participants' contributions	**48**	50	**-**	-
Exchange rate changes	**463**	880	**-**	-
Benefits paid	**(4,233)**	(4,121)	**(472)**	(1,087)
Actuarial (gain) or loss	**7,193**	7,130	**513**	1,201
Benefit obligations at end of year	**$130,013**	$115,494	**$7,436**	$6,776
Change in plan assets at fair value:				
Fair value of plan assets at beginning of year	**$105,480**	$ 91,680	**$ -**	$ -
Actual return on plan assets	**12,745**	16,982	**-**	-
Employer contributions	**673**	271	**472**	1,087
Participants' contributions	**48**	50	**-**	-
Benefits paid	**(4,233)**	(4,121)	**(472)**	(1,087)
Exchange rate changes	**355**	618	**-**	-
Fair value of plan assets at end of year	**$115,068**	$105,480	**$ -**	$ -

Bandag, Incorporated
Notes to Consolidated Financial Statements

In thousands	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
Reconciliation of funded status:				
Funded status	**$(14,945)**	$(10,014)	**$(7,436)**	$(6,776)
Unrecognized actuarial (gain) or loss	**35,577**	34,091	**(1,101)**	(1,668)
Unrecognized transition asset	**176**	(513)	**-**	-
Unrecognized prior service cost	**1,210**	1,349	**32**	36
Net amount recognized	**$ 22,018**	$ 24,913	**$(8,505)**	$(8,408)

Amounts recognized in the consolidated balance sheet as of December 31 consist of:

In thousands	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
Prepaid benefit cost	**$24,357**	$27,086	**$ -**	$ -
Accrued benefit liability	**(4,156)**	(4,010)	**(8,505)**	(8,408)
Intangible asset	**741**	863	**-**	-
Accumulated other comprehensive loss	**1,076**	974	**-**	-
Net amount recognized	**$22,018**	$24,913	**$(8,505)**	$(8,408)

The accumulated benefit obligation for the U.S. defined benefit pension plan was $95,350,000 and $81,787,000 at December 31, 2004 and 2003, respectively.

Information for plans with an accumulated benefit obligation in excess of plan assets:

In thousands	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
Projected benefit obligation	**$11,063**	$9,984	**-**	-
Accumulated benefit obligation	**9,074**	7,892	**$7,436**	$6,776
Fair value of plan assets	**4,917**	3,882	**-**	-

Net periodic (benefit) cost is composed of the following:

In thousands	Pension Benefits 2004	Pension Benefits 2003	Pension Benefits 2002	Postretirement Benefits 2004	Postretirement Benefits 2003	Postretirement Benefits 2002
Components of net periodic (benefit) cost						
Service cost	**$4,264**	$3,939	$ 2,753	**$226**	$176	$186
Interest cost	**6,782**	6,427	5,515	**393**	383	449
Expected return on plan assets	**(7,196)**	(6,269)	(8,465)	**-**	-	-
Amortization of prior service cost	**129**	124	90	**4**	3	3
Amortization of transitional assets	**(647)**	(653)	(660)	**-**	-	-
Recognized actuarial (gain) loss	**1,172**	1,515	(15)	**(53)**	(129)	(121)
Net periodic (benefit) cost	**$4,504**	$5,083	$ (782)	**$570**	$433	$517
Additional (gain) or loss recognized due to:						
Special Termination Cost	-	-	-	-	-	$181

Additional information:

In thousands	Pension Benefits **2004**	Pension Benefits 2003	Postretirement Benefits **2004**	Postretirement Benefits 2003
Increase (decrease) in minimum liability included in other comprehensive income net of tax (2004 – $208; 2003 – $373)	**$(106)**	$601	**N/A**	N/A

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Weighted-average assumptions used to determine net periodic benefit cost at September 30						
Discount rate	**6.0%**	6.5%	7.5%	**6.0%**	6.5%	7.5%
Rate of increase in future Compensation	**4.5%**	4.5%	3.5%	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**7.0%**	7.0%	8.0%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine benefit obligation at October 1						
Discount rate	**5.8%**	6.0%	6.5%	**5.8%**	6.5%	6.5%
Rate of increase in future Compensation	**4.5%**	4.5%	4.5%	**N/A**	N/A	N/A
Medical trend on pre-Medicare charges as of September 30						
Initial trend	**N/A**	N/A	N/A	**9.5%**	10.0%	10.5%
Ultimate trend	**N/A**	N/A	N/A	****5.0%**	**5.0%	*5.0%
Medical trend on post-Medicare charges as of September 30						
Initial trend	**N/A**	N/A	N/A	**11.5%**	12.0%	12.5%
Ultimate trend	**N/A**	N/A	N/A	****5.5%**	**5.5%	*7.0%

*Ultimate trend rate for 2002 reached in 2009.
**Ultimate trend rate for 2003 and 2004 reached in 2011.

The expected long-term rate of return on plan assets is based on the aggregate historical returns of the investments that comprise the defined benefit plan portfolio.

Assets of the plans are principally invested in U.S. domestic common stocks, and short term notes and bonds (fixed income securities) with maturities under five years.

A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

In thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 69	$ (59)
Effect on postretirement benefit obligation	$668	$(583)

Bandag, Incorporated
Notes to Consolidated Financial Statements

The Company's weighted-average asset allocations at September 30, by asset category are as follows:

	Pension Benefits			
	Target	**2004**	2003	2002
Equity securities	80.0%	**83.5%**	84.2%	77.1%
Debt securities	19.5	**15.9**	15.0	22.1
Other	0.5	**0.6**	0.8	0.8
Total	100.0%	**100.0%**	100.0%	100.0%

The Company expects to fund pension plans approximately $990,000 in 2005. The Company expects to fund its postretirement plan approximately $500,000 in 2005. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during each year. The investment strategy is to achieve an asset allocation balance within planned targets to obtain an average 7.0% annual return for the long-term. Each year, the Company periodically reviews with its actuaries its investment strategy and funding needs.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Postretirement Benefits
In thousands		
2005	$4,111	$498
2006	4,278	543
2007	4,430	537
2008	4,606	536
2009	4,826	514
2010-2014	31,266	2,821

The Company also sponsors defined-contribution plans, covering substantially all employees in the United States. Annual contributions are made in such amounts as determined by the Company's Board of Directors and include a potential Company contribution of stock based on earnings per share. Although employees may contribute up to 75% of their annual compensation from the Company, they are generally not required to make contributions in order to participate in the plans. The Company currently provides plans with a variety of contribution levels (including employee contribution match provisions). The Company recorded expense for contributions in the amount of $3,960,000, $3,835,000, and $5,044,000 in 2004, 2003, and 2002, respectively. During the years ended December 31, 2004, 2003, and 2002, the Company issued 21,319, 20,814, and 2,454 shares of Common Stock, respectively. During the years ended December 31, 2004, 2003, and 2002, the Company issued 21,773, 23,140, and 2,454 shares of Class A Common Stock, respectively. The Common Stock and Class A Common Stock were all accrued for in the previous years. The Company recorded expense under the plan of $1,200,000, $1,600,000, and $1,100,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Employees in most foreign countries are covered by various retirement benefit arrangements generally sponsored by the foreign governments. The Company's contributions to foreign plans were not significant in 2004, 2003, and 2002.

Note 18. Litigation

Certain litigation arising in the normal course of business is pending. The Company is of the opinion that the resolution of such litigation will not have a significant effect on the consolidated financial statements.

Yolanda Jackson v. Michael Rouse, et al. and Audra Smith v. Bandag, Inc., et al.

Bandag has been named as one of numerous defendants in two wrongful death actions brought in the Circuit Court of Warren County, Mississippi: *Yolanda Jackson v. Michael Rouse, et al.* and *Audra Smith v. Bandag, Inc., et al.* These cases arise from an explosion or fire which occurred on May 17, 2002, at a rubber recycling plant in Mississippi, operated by Rouse Rubber Co., killing five employees and seriously injuring at least seven others. So far, Bandag has been named in only two of about six pending cases.

The plaintiffs claim that a rubber recycling machine was dangerously designed or maintained, causing the explosion. Plaintiffs allege that Bandag may be passively liable as a "joint venturer" with the employer, Rouse Rubber Co., an allegation which Bandag believes is without any basis. To Bandag's knowledge, no investigation or discovery has been undertaken to date in the cases in which Bandag is involved and Bandag is not privy to discovery, if any, in the other cases. To date, Bandag's own investigation has not revealed any evidence of negligence by Bandag, vicarious or otherwise.

These cases have been in legal limbo for two years while the parties have been fighting over the defendants' attempt to remove them to federal court. Recently, Bandag was dismissed without prejudice from the *Jackson* case for tactical reasons, but Bandag is likely to be renamed in that case or joined in another case involving the same decedent.

Astec, the manufacturer of the dryer system that exploded, settled with the plaintiffs in apparently all cases for about $45 million. This settlement will apply as a credit to the remaining defendants.

The *Jackson* case does not specify the amount of damages claimed; the *Smith* case claims compensatory damages of $40 million and punitive damages of $25 million. However, it is unclear from the pleadings whether the plaintiffs seek punitive damages against all defendants, including Bandag, or only from certain defendants, not including Bandag. Bandag considers the claims against it to be baseless and intends to vigorously defend itself against them.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 19. Summary of Unaudited Quarterly Results of Operations

Unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 are summarized as follows (in thousands except per share data):

	Quarter Ended 2004			
	Mar. 31	**Jun. 30**	**Sep. 30**	**Dec. 31**
Net sales	**$173,529**	**$211,088**	**$236,793**	**$232,783**
Gross profit	**60,726**	**77,001**	**91,605**	**88,745**
Net earnings	**4,019**	**11,894**	**20,124**	**30,843**
Net earnings per share:				
Basic	**$0.21**	**$0.62**	**$1.04**	**$1.60**
Diluted	**$0.20**	**$0.60**	**$1.02**	**$1.56**

	Quarter Ended 2003			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Net sales	$175,279	$204,077	$211,390	$225,651
Gross profit	59,948	74,542	81,599	92,169
Net earnings	2,393	8,693	19,995	29,119
Net earnings per share:				
Basic	$0.13	$0.45	$1.04	$1.52
Diluted	$0.12	$0.45	$1.03	$1.50

Fourth quarter 2004 earnings benefited by $3,700 ($0.19 per diluted share) due to the gain on sale of assets and $6,200 ($0.31 per diluted share) due to the resolution and reassessment of certain tax matters.

Fourth quarter 2003 earnings benefited by $3,000 ($0.15 per diluted share) due to the resolution of certain tax matters.

Note 20. Subsequent Event

Effective December 1, 2004, the Company sold the business of Bandag in South Africa. Due to the foreign operations reporting on a one month lag, this transaction will not be recorded until 2005. These operations represent less than 2% of net sales and total assets of Bandag, Incorporated and contributed approximately $1,500,000 and $600,000 to pre-tax income in 2004 and 2003, respectively. The purchase price of approximately $3,500,000 will consist of a cash payment of approximately $2,000,000 and the remainder to be paid in equal installments over five years. The actual payment in U.S. Dollars will depend on the currency fluctuations of the Euro and the South African Rand over the five year period. In relation to the installment payments, Bandag is considered the "Primary Beneficiary" under FASB Interpretation No. 46, revised December 2003 (FIN 46R), "Consolidation of Variable Interest Entities". Under the guidance of FIN 46R Bandag will continue to consolidate the South African operations on its financial statements as long as Bandag is considered to be the Primary Beneficiary. Although determination of Bandag as the Primary Beneficiary could change based on changes in the capitalization of the South African operations, based on the current facts, Bandag would be considered the Primary Beneficiary until final payment has been made. As a result, Bandag must defer recognition of the expected net loss of approximately $14,000,000 to $17,000,000, or approximately $0.70 to $0.90 diluted earnings per share, until the earlier of final payment of the five year obligation, which is expected to be December 1, 2009, or until it is no longer considered the Primary Beneficiary within the meaning of FIN 46R. The expected loss may fluctuate over the five-year period depending on the stability of the Euro and the South African Rand. The expected loss is primarily due to the cumulative translation adjustment of approximately $14,000,000 that is recorded in the Bandag Consolidated Balance Sheet related to the South African operation. The expected loss will not affect Bandag's cash flow, but rather will be an accounting entry which will reduce net earnings.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Based on an evaluation performed by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004. The Company has taken steps to enhance controls so errors such as the one that caused the restatement will not recur. These enhancements have taken place over the last several years since the time the transaction was recorded in error. These enhancements include such things as: hiring an accounting staff with greater experience, reviews between tax accounting staff and financial reporting accounting staff of new and changing accounting rules and guidance, compliance checklists, regular examination of facts and assumptions and multiple levels of sign-offs.

Based on an evaluation performed by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, there were no changes in the Company's internal control over financial reporting identified in such evaluation that occurred during the quarter ended December 31, 2004 that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by Item 401 of Regulation S-K with respect to the directors of the registrant and by Item 405 of Regulation S-K is incorporated herein by reference from the registrant's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2004 (the Proxy Statement) under the headings "Election of Directors" and "Miscellaneous – Section 16(a) Beneficial Reporting Compliance." In accordance with General Instruction G (3) to Form 10-K, the information with respect to executive officers of the Company required by Item 401 of Regulation S-K has been included in Part I hereof.

The information concerning the audit committee financial expert and the identification of the audit committee members required pursuant to Items 401(h) and 401(i) of Regulation S-K is incorporated herein by reference from registrant's Proxy Statement under the heading "The Board of Directors and Its Committees."

The information concerning the Company's code of ethics required by Item 406 of Regulation S-K has been included in Part I hereof under the heading "Available Information."

Item 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Remuneration of Executive Officers and Directors," provided, however, that the subsection entitled "Report of Management Continuity and Compensation Committee on Executive Compensation" shall not be deemed to be incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 201(d) of Regulation S-K is incorporated herein by reference from the registrant's Proxy Statement under the heading "Remuneration of Executive Officers and Directors" and the information required under Item 403 of Regulation S-K is incorporated herein by reference from the registrant's Proxy Statement under the heading "Security Ownership."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 13 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Remuneration of Officers and Directors – Transactions with Management/Principal Shareholders and Directors."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Proposal No. 2 – Ratification of Selection of Independent Auditors."

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(1) Financial Statements

The following consolidated financial statements are included in Part II, Item 8:

(2) Financial Statement Schedule

Schedule II – Valuation and qualifying accounts and reserves.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Exhibit No.	Description
3.1	Bylaws: As amended March 9, 2004. (Incorporated by reference to Exhibit No. 3.1 to the Company's Form 10-Q for the quarter ended March 31, 2004.)
3.2	Amendment to Bylaws adopted on March 9, 2004. (Incorporated by reference to Exhibit No. 3.2 to the Company's Form 10-Q for the quarter ended March 31, 2004.)
3.3	Restated Articles of Incorporation, effective December 30, 1986. (Incorporated by reference to Exhibit No. 3.2 to the Company's Form 10-K for the year ended December 31, 1992.)
3.4	Articles of Amendment to Bandag, Incorporated's Articles of Incorporation, effective May 6, 1992. (Incorporated by reference to Exhibit No. 3.3 to the Company's Form 10-K for the year ended December 31, 1992.)
3.5	Articles of Amendment to Bandag, Incorporated's Restated Articles of Incorporation, effective May 15, 2002. (Incorporated by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended June 30, 2002.)
4.1	Instruments defining the rights of security holders. (Incorporated by reference to Exhibit Nos. 3.2 and 3.3 to the Company's Form 10-K for the year ended December 31, 1992.)
4.2	Note Purchase Agreement dated December 15, 1997 for $40,000,000 of 6.50% Senior Notes due December 15, 2007. (Incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 1997.)
10.1*	Bandag, Incorporated Restricted Stock Grant Plan, as amended August 24, 1999. (Incorporated by reference to Exhibit No. 10.1 to the Company's Form 10-K for the year ended December 31, 1999).
10.2	U.S. Bandag System Franchise Agreement Truck and Bus Tires. (Incorporated by reference to Exhibit No. 10.2 to the Company's Form 10-K for the year ended December 31, 1993.)
10.2(a)	U.S. Bandag System Franchise Agreement Truck and Bus Tires, as revised April 1996. (Incorporated by reference to Exhibit No. 10.2(a) to the Company's Form 10-K for the year ended December 31, 1996.)
10.2(b)	Bandag System Franchise Agreement, as revised November 1998 (Incorporated by reference to Exhibit 10.2(a) to the Company's form 10-K for the year ended December 31, 1998.)
10.2(c)	Form of Bandag Dealer Franchise Agreement. (Incorporated by reference to Exhibit 10.2(c) to the Company's Form 10-K for the year ended December 31, 2001.)
10.2(d)	Form letter to the Company's U.S. franchisees. (Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K dated June 14, 2002.)
10.2(e)	Current Form of Bandag Dealer Franchise Agreement.
10.3*	Miscellaneous Fringe Benefits for Executives. (Incorporated by reference to Exhibit No. 10.3 to the Company's Form 10-K for the year ended December 31, 2001.)
10.4*	Form of Participation Agreement under the Bandag, Incorporated Restricted Stock Grant Plan. (Incorporated by reference as Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 1994.)
10.5*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Martin G. Carver (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.6*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Nathaniel L. Derby, II (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.7*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Warren W. Heidbreder (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.8*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and John C. McErlane (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).

10.9*	Bandag, Incorporated Stock Award Plan, as amended March 12, 2002. (Incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the year ended December 31, 2001.)
10.10*	Form of Nonqualified Stock Option Agreement under the Bandag, Incorporated Stock Award Plan (incorporated by reference to Exhibit 10.15 to the Company's Form 10-K for the fiscal year ended December 31, 2000).
10.11*	Form of Restricted Stock Award Agreement under the Bandag, Incorporated Stock Award Plan. (Incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2001.)
10.12*	Description of Short-term Compensation Plan.
10.13	Bandag, Incorporated 2004 Stock Grant and Awards Plan (incorporated by reference to Appendix A to the Company's definitive proxy statement for its 2004 annual meeting of shareholders filed on March 31, 2004).
10.14	Form of Stock Appreciation Rights Agreement under the Bandag, Incorporated 2004 Stock Grant and Awards Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, Registration No. 333-115369, filed on May 11, 2004).
10.15	Form of Restricted Stock Unit Agreement under the Bandag, Incorporated 2004 Stock Grant and Awards Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, Registration No. 333-115369, filed on May 11, 2004).
10.16	Form of Restricted Stock Award Agreement under the Bandag, Incorporated 2004 Stock Grant and Awards Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 25, 2005).
10.17	Form of Nonqualified Stock Option Award Agreement under the Bandag, Incorporated 2004 Stock Grant and Awards Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 25, 2005).
21	Subsidiaries of Registrant.
23	Consent of Independent Auditors.
31.1	Certification of the Chief Executive Officer.
31.2	Certification of the Chief Financial Officer.
32.1	Written Statement of the Chairman of the Board, Chief Executive Officer and President of Bandag, Incorporated Pursuant to 18 U.S.C. §1350.
32.2	Written Statement of the Vice President, Chief Financial Officer and Secretary of Bandag, Incorporated Pursuant to 18 U.S.C. §1350.

*Represents a management compensatory plan or arrangement.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

BANDAG, INCORPORATED AND SUBSIDIARIES

COL. A	COL. B	ADDITIONS COL. C	DEDUCTIONS COL. D		COL. E
DESCRIPTION	Balance at Beginning of Period	Charged to Costs and Expenses	(1) Uncollectible Accounts Written-Off	Foreign Exchange Fluctuations	Balance at End of Period
Year ended December 31, 2004:					
Allowance for doubtful accounts	$16,350,000	$788,000	$3,324,000	$(920,000)	$14,734,000
Year ended December 31, 2003:					
Allowance for doubtful accounts	$13,644,000	$2,733,000	$1,662,000	$(1,635,000)	$16,350,000
Year ended December 31, 2002:					
Allowance for doubtful accounts	$15,206,000	$3,205,000	$4,931,000	$(164,000)	$13,644,000

(1) Uncollectible accounts written off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANDAG, INCORPORATED
By /s/ Martin G. Carver
Martin G. Carver
Chairman of the Board,
Chief Executive Officer and President
(Principal Executive Officer)

Date: March 1, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert T. Blanchard
Robert T. Blanchard
Director

/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.
Director

/s/ Gary E. Dewel
Gary E. Dewel
Director

/s/ James R. Everline
James R. Everline
Director

/s/ Phillip J. Hanrahan
Phillip J. Hanrahan
Director

/s/ Amy P. Hutton
Amy P. Hutton
Director

/s/ Edgar D. Jannotta
Edgar D. Jannotta
Director

/s/ R. Stephen Newman
R. Stephen Newman
Director

/s/ Martin G. Carver
Martin G. Carver
Chairman of the Board,
Chief Executive Officer and President
(Principal Executive Officer)

/s/ Warren W. Heidbreder
Warren W. Heidbreder
Vice President, Chief Financial
Officer (Principal Financial Officer)

/s/ Charles W. Vesey
Charles W. Vesey
Corporate Controller
(Principal Accounting Officer)

Date: March 1, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
AMENDMENT NO. 1 TO

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________________ to ________________

Commission file number 1-7007

BANDAG, INCORPORATED
(Exact name of registrant as specified in its charter)

Iowa	42-0802143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2095 North Highway 61
Muscatine, Iowa 52761-5886
(Address of principal executive offices)
(Zip Code)

563-262-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock $1 par value Class A Common Stock, $1 par value	New York Stock Exchange and Chicago Stock Exchange
(Title of Class)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(b) of the Act: None
(Title of class)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes X No ____

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2004: Common Stock, $286,830,927, Class A Common Stock (non-voting), $197,703,487, Class B Common Stock, $701,748.

The number of shares outstanding of the issuer's classes of common stock as of January 31, 2005: Common Stock, 9,116,770 shares; Class A Common Stock, 9,421,307 shares; Class B Common Stock, 918,591 shares.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the Company's Proxy Statement for the Annual Meeting of Shareholders to be held May 3, 2005 are incorporated by reference in Part III.

EXPLANATORY NOTE

On March 2, 2005, the undersigned registrant filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The registrant hereby amends the original Annual Report on Form 10-K by replacing Exhibits 31.1 and 31.2 (Certifications pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934) with Exhibits 31.1 and 31.2 filed with this Amendment No. 1. The amended certifications are being filed to include certain required representations with respect to internal control over financial reporting.

This amendment does not reflect events occurring after the filing of the original Annual Report on Form 10-K and, other than amending Exhibits 31.1 and 31.2, does not modify or update the disclosures in the original Annual Report on Form 10-K in any way.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(3) Exhibits

31.1 Certification of Chief Executive Officer (Amended)

31.2 Certification of Chief Financial Officer (Amended)

32.1 Written Statement of the Chairman of the Board, Chief Executive Officer and President of Bandag, Incorporated Pursuant to 18 U.S.C.ss.1350.

32.2 Written Statement of the Vice President, Chief Financial Officer and Secretary of Bandag, Incorporated Pursuant to 18 U.S.C.ss.1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized on the 4th day of March, 2005.

BANDAG, INCORPORATED

By: /s/ Martin G. Carver
Martin G. Carver, Chairman of the Board,
Chief Executive Officer and President

Shareholder Information

Headquarters:
Bandag, Incorporated
2905 N. Hwy. 61, Muscatine, IA 52761-5886
Telephone: 563-262-1400 • www.bandag.com

Information Resources Publication:
The Company's Annual Report, Proxy Statement, Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K are available without charge upon written request from Shareholders Services at the above address and on our web site at www.bandag.com

Institutional Investor Inquiries:
Telephone 563-262-1260

Shareholder Account Assistance:
For address changes, dividend check status, direct deposit of dividends, account consolidation, registration changes, lost stock certificates, stock holdings, and the Dividend Reinvestment and Optional Cash Purchase Plan contact the Registrar and Transfer Agent: EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010, Telephone 800-730-4001; web site www.equiserve.com

Dividend Reinvestment and Optional Cash Purchase Plan:
Bandag, Incorporated offers to its Common Shareholders and its Class A Common Shareholders a Dividend Reinvestment and Optional Cash Purchase Plan (DRP). For information on this Plan please call or write our Transfer Agent listed above.

Dividends:
At its November 2004 meeting, our Board increased our quarterly dividend to 33.0 cents per share, equivalent to an annual dividend of $1.32 per share. The Company has increased dividends each of the last 27 years. Bandag, Incorporated has historically paid dividends four times a year, in January, April, July, and October.

Direct Deposit:
Bandag, Incorporated offers to its shareholders a direct deposit of dividends as an alternative to receiving checks through the mail. The dividend funds are electronically transmitted to the financial institution of your choice. EquiServe utilizes the Automated Clearing House (ACH) network. For enrollment information call or write: EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010, Telephone: 800-730-4001; web site www.equiserve.com

Common Stock: Ticker symbol: BDG

Class A Common Stock: Ticker symbol: BDGA

Common Stock and Class A Common Stock are listed on the New York and Chicago Stock Exchanges.

Independent Registered Public Accounting Firm:
Ernst & Young LLP, Chicago, Illinois

Annual Meeting of Shareholders:
May 3, 2005, at 10:00 a.m. Central Daylight Time,
Bandag, Incorporated Learning Center, 2000 Bandag Drive,
Muscatine, Iowa.

Corporate Officers

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Timothy T. Chen
Vice President, Innovation

David W. Dahms
Director, Treasury Services and Treasurer

Dennis M. Fox
Vice President, Manufacturing Design

David W. Eaton
Vice President, Legal & Risk Management Services and Assistant Secretary

Warren W. Heidbreder
Vice President, Chief Financial Officer and Secretary

Frederico U. Kopittke
Vice President, International

John C. McErlane
Vice President, Bandag, Incorporated
President, Tire Distribution Systems, Inc.

Jeffrey C. Pattison
Vice President, People Services

Janet R. Sichterman
Vice President, North American Fleet Sales

Andrew M. Sisler
Vice President, North American Franchise Sales

Michael A. Tirona
Vice President and General Manager – Europe

Charles W. Vesey
Vice President and Corporate Controller

Board of Directors

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Robert T. Blanchard (1) (2)
Retired; Former President, Global Skin Care and Cosmetics, The Procter & Gamble Company

Roy J. Carver, Jr.
Chairman of the Board, Carver Pump Company
President, Carver Aero, Inc.
President, Carver Hardware, Inc.

Gary E. Dewel (2) (3)
Vice Chairman of the Board
Retired; Former Executive Vice President, Supply Chain, Clarion Technologies, Inc.

James R. Everline (1) (3)
President, Everline & Co.

Phillip J. Hanrahan
Partner, Foley & Lardner LLP (Attorneys-at-Law)

Amy P. Hutton (1) (3)
Associate Professor of Business Administration,
Tuck School of Business at Dartmouth College

Edgar D. Jannotta
Chairman, William Blair & Company, L.L.C. and Chairman of that firm's Executive Committee (Investment Bankers)

R. Stephen Newman (1) (2)
Chief Executive Officer and President, Observer North America
Chief Executive Officer, Bacon's Information, Inc.

(1) Audit Committee member
(2) Management Continuity and Compensation Committee member
(3) Nominating and Corporate Governance Committee member


bandag

NO DETOURS.™

BANDAG, **Incorporated**
2905 N. Hwy. 61
Muscatine, Iowa 52761-5886

www.bandag.com

0449-WRAP-05